03045275

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kvaerner ASA

*CURRENT ADDRESS Prof. Kohts vei 15
P.O. Box 169
N-1325 Lysaker
Norway

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

FILE NO. 82- 3745 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 12/10/03

KVÆRNER™



ANNUAL REPORT 2001



KEY FIGURES

AMOUNTS IN NOK MILLIONS	2001	2000	1999	1998	1997
Operating revenues	45 011	54 472	70 864	82 290	72 962
Operating profit	-2 837	1 243	-4 692	925	1 779
Profit (+) / loss (-) before tax	-4 961	513	-5 500	-1 703	1 512
Earnings per share [1] [7]	-46,43	4,31	-96,05	-41,34	25,19
Dividend per share [7]	0,00	0,00	0,00	0,00	7,00
Cash-flow per share [7]	-23,85	17,45	-72,90	14,86	50,11
Financial expenses cover [2]	-2,2	2,5	-2,8	2,2	3,1
Liquidity ratio [3]	1,15	1,17	1,08	1,15	0,97
Debt to equity ratio [4]	4,94	1,2	3,0	1,6	1,7
Return on total capital [5]	-13,6%	4,0%	-9,0%	-0,6%	5,2%
Return on equity [6]	-106,2%	6,2%	-83,3%	-20,7%	12,1%
Operating profit / Net operating assets [8]	-38,2%	10,7%	-42,2%	6,0%	8,7%

Definitions:

[1] Profit (+) / loss (-) after tax and minority interests / Average number of shares

[2] (Operating profit + financial income + depreciation) / Interest expenses

[3] Current assets / Current liabilities

[4] (Interest-bearing short-term debt + interest-bearing long-term debt) / Equity including minority interest

[5] *Profit before interest expenses / Average total capital*

[6] Profit (+) / loss (-) after tax / Average equity

[7] Historical figures have been adjusted for the effect of options drawn, discounted (dividend) issues and the merger of the two share classes.

[8] Net operating assets is defined in note 5

FINANCIAL CALENDAR

Annual General Meeting Wednesday 15 May, 2002

Quarterly results announcements

First quarter	Wednesday 15 May, 2001
Second quarter	Wednesday 21 August, 2001
Third quarter	Wednesday 31 November, 2001

EARNINGS PER SHARE



AMOUNTS IN NOK
40
20
0
- 20
- 40
- 60
- 80
- 100
91 92 93 94 95 96 97 98 99 00 01

PROFIT BEFORE TAX



AMOUNTS IN NOK MILLIONS
3000
2000
1000
0
- 1000
- 2000
-3000
-4000
-5000
-6000
91 92 93 94 95 96 97 98 99 00 01

CONTENTS



KVÆRNER

The year 2001 in brief

- The Oil & Gas business area showed good progress in 2001. All five business streams in the area had good workload and capacity utilisation throughout the year, and they were all profitable with acceptable profit margins, except for MMO (Modification, Maintenance and Operation). Major projects in the Field Development division in 2001 included the Snorre B semi-submersible – a joint venture with Aker Maritime – and Grane, both of them contracted by Norsk Hydro. Furthermore, the rebuild of Petrojarl I production vessel for PGS was completed during the year. The Oilfield Products division delivered a large number of X-mas trees and control systems, several of them designed for production at depths of 3,000 metres.

- After a number of years with improving results, the situation for E&C changed dramatically in 2001. The business area was hit by a severe downturn in some of its major markets as well as project execution difficulties, completion problems and disputes related to a number of major projects. However, the union and non-union construction activities in North-America performed strongly throughout the year.

- The Pulp & Paper business area entered 2001 with a satisfactory order reserve and positive expectations. The development was, however, very disappointing for the Chemetics and the Power divisions, due to project losses and disputes as well as a weakening market for the Chemetics activities. The Fiberline division had a good year and produced satisfactory results.

- The three yards, Masa-Yards in Finland, the Warnow Yard in Germany, and the Philadelphia Yard in the USA, showed varying results. Masa-Yards was a positive contributor to the Group's financial results in 2001. The Helsinki yard delivered the Carnival Pride to Carnival Corporation, and the Turku yard delivered the third cruise ship in the Voyager series to Royal Caribbean International. Both ships were delivered on time and to the full satisfaction of the customers. The Stena Don rig was delivered from the Warnow yard to Stena Drilling Ltd.

- The Sea Launch venture completed its sixth successful mission in the second quarter.

- The Kvaerner Group held its Annual General Meeting on 4 May, 2001. Harald Arnkværn was appointed Chairman of the Board, replacing Christian Bjelland who did not stand for re-election. Kristian Siem and Svein Rennemo, replaced L. John Clarke and Deryk I. King.

- The third quarter was marked by the Group's strained liquidity situation and the efforts of the Board and management to establish a new financial platform to secure the long-term viability of its activities.

- The Board decided to propose a Rights Issue of NOK 1.5 – 2 billion to secure the long-term viability of the Group. A loan facility of NOK 1 billion was established by one bank, repayable upon delivery of the Stena Don rig. A NOK 670 million facility that expired at the year-end, and an additional NOK 500 million facility to bridge an identified liquidity gap in the fall, were raised.

- At the beginning of the fourth quarter, the Russian oil company, Yukos Oil, through one of its subsidiaries, acquired in excess of 12 per cent of the shares and made an offer for additional shares. At the conclusion of the offer period, Yukos Oil had increased its shareholdings to 22 per cent.

- In November the Hydrocarbons and Process Technology were sold to Yukos Oil Company for a cash consideration of NOK 930 Million.

- As part of the discussions with major shareholders over the future of the Group – the Board asked the Nomination Committee to consider changes to the Board of Directors. It was also agreed that Kjell E. Almskog should step down from his position as President & CEO. He retired from his position on 1 November, 2001, and was succeeded by Kristian Siem, a Director at the time, who accepted the responsibility for a transitional period.

- Early in the fourth quarter, a refinancing proposal was developed in close co-operation with the lenders and some of the leading shareholders. Before the proposal was put before shareholders at an Extraordinary General Meeting, however, it became clear that it would not have the necessary two-thirds approval by the shareholders.

- Aker Maritime ASA, which had moved into the position as the Group's largest shareholder, opted for an alternative solution involving an important industrial element – the merger of operations in Aker Maritime with Kvaerner Oil & Gas. An agreement was reached on 28 November, 2001.

- The main elements of the agreement were as follows: A merger of Aker Maritime and Kvaerner Oil & Gas; the injection of new capital through a Directed Equity Issue of NOK 2 billion, and a Public Rights Offering of NOK 1.5 billion; and, the conversion of NOK 4.5 billion of borrowing into subordinated bonds due on 30 October, 2011, with no interest to be paid for the period up to 30 October, 2006, and the rescheduling of debt in excess of NOK 4 billion into a bullet term loan due on 31 December, 2004.

- After the Extraordinary General Meeting on 29 November, 2001, the Board of Directors of Kvaerner comprises Kjell Inge Røkke, Tore Tønne, Anders Eckhoff, Reidar Lund, Yngve Hågensen, Åsmund Knutsen, Eldar Myhre and Rolf Ø. Utgård. Kjell Inge Røkke was appointed Chairman of the Board and Tore Tønne was appointed Vice Chairman.

- On 21 December, 2001, the Board appointed Helge Lund as President & CEO of the Group. He took up his position with effect from 1 January, 2002.


KVÆRNER



Above:

An X-mas tree capable of being used at a depth of up to 3,000 metres has been completed recently, setting a world record for depth capability. Such deepwater capabilities are especially needed for the growing West African market which has been actively pursued.

Below:

Kvaerner Process Systems has been involved in the development of a process utilising membrane technology for natural gas treatment. There is an increasing interest in the new technology for CO_2 separation from exhaust gas. The technology received the BP innovation award last year.

Kværner ASA

Helge Lund, GROUP PRESIDENT & CEO
Trond Westlie, GROUP EXECUTIVE VICE PRESIDENT & CFO
Finn Berg Jacobsen, GROUP EXECUTIVE VICE PRESIDENT & CHIEF OF STAFF

Aker Kvaerner

Sverre Skogen, CEO

- Global player in the provision of oil and gas services and products
- Technology business with complementary products portfolio
- Field Development with strong North Sea base
- Leading supplier of modification, maintenance and operation services
- Strengthened platform for international growth

Kvaerner E&C

Keith Henry, CEO

- Global provider of design, engineering, procurement and construction services to the following industries:
  - Chemicals
  - Pharmaceuticals
  - Metals
  - Power
  - Environmental

Kvaerner P&P

Athol Trickett, CEO

- Global supplier of technology, engineering, fabrication and construction services to the chemical pulp industry

Kvaerner Shipbuilding

Leif-Arne Langøy, CEO

- Strong position in specialised vessels
- Combination with Aker Yards to be evaluated at later stage

Share of Group revenue 2001



Aker Maritime included 39% | 31% | 21% | 9%

What is Kvaerner?

KVAERNER IS A WORLD-CLASS *international engineering and* construction Group with the capability and resources to undertake the world's most challenging projects.

Today's Kvaerner is an industrial technology and service provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, chemicals and polymers, pharmaceutical, metals, energy, and maritime industries.

The Group's activities are organised in four core business areas: Oil & Gas, E&C, Pulp & Paper, and Shipbuilding.

Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have total revenues in 2002 approaching US$6 billion, with some 40,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

KVAERNER IS:

- a 'major-league' global player in the provision of oil and gas services and products;
- a significant global resource in the design, engineering and construction of process and industrial plants;
- one of the leading global suppliers of technology and equipment to the chemical pulp industry; and
- one of the world's leading shipbuilders.

"Profitability and trust are crucial for Kvaerner's future"

HELGE LUND, GROUP PRESIDENT & CEO



- **Kvaerner has a sound financial platform after its refinancing and the injection of NOK 3.5 billion in new equity and assets from Aker Maritime.**

- **There are many challenges, but even more opportunities. With the new financial platform in place we can now concentrate on serving customers better and building trust.**

- **Trust from the stock market will be built through improved operation, better risk management and more transparency. Profitable operations will provide freedom of action and open new strategic opportunities.**

KVAERNER PRESIDENT & CEO Helge Lund, is focused on the future. Formerly Deputy CEO of Aker RGI, he took up his present post on 1 January, 2002, having followed Kvaerner closely, both before and after Aker Maritime acquired a 26 per cent stake, in July 2000.

"I've spent over two years looking at industrial opportunities between Kvaerner and Aker," says Mr Lund. "Kvaerner is financially strengthened today, and its business areas will be further developed industrially. I'm looking forward to getting to grips with the opportunities in co-operation with customers, shareholders and able employees both in Kvaerner's many good subsidiaries and in the companies incorporated from Aker Maritime."

A GOOD FOUNDATION

When looking at where Kvaerner stands at the beginning of 2002, Lund notes that a good foundation has been laid for the future. *Kvaerner has a sound financial platform. There are many challenges, but even more opportunities. We can now concentrate on the important considerations: vigorous and visible management, greater precision in our work, and higher quality at every stage – to improve the service to our customers – thereby creating value for our shareholders."*

Helge Lund has established a new corporate executive committee, and the head office is being transferred from London to Oslo. He notes that bringing the senior management together in a single location will be cost effective. Operational responsibility is assigned to the four business areas, with the corporate management in Kværner ASA serving as a prime mover on issues and measures relating to Group profitability, strategy, management development, external relations and identification of synergies across business areas.

"We're a Norwegian-based global Group," Lund emphasises. "Our business areas and subsidiaries are established in the same places as our customers. That dimension will be strengthened. The proximity of our companies to customers and markets is not affected by the location of our head office in Oslo. Local strength, and a focus on customers are what open up international opportunities."



Kvaerner Pulp & Paper and Kvaerner Shipbuilding were restored as separate business areas earlier this year. The next step was to establish a joint management company for the Kvaerner shipyards and Aker Yards. With its 14 facilities, the Aker Kvaerner Yards collaboration ranks as Europe's largest shipbuilding group.

CULTIVATION

The changes made to the corporate structure, with Kvaerner ASA as the holding company for Aker Kvaerner, Kvaerner Shipbuilding, Kvaerner E&C and Kvaerner Pulp & Paper, are intended to help cultivate these four business areas, Lund explains.

"No specific plans exist today to sell or secure a stock market listing for any of the business areas. Our number one priority is to improve operations and improve profitability. Profitability provides freedom of action and could open new strategic opportunities."

The basis for improved profitability is good, he notes, emphasising that Kvaerner has the people, technology, products, solutions and the financial basis required to improve margins in competitive markets.

RESULTS

On the question of when and how Kvaerner will show better results, Helge Lund says that processes are now under way to improve operations, enhance customer relations and strengthen the management and organisational culture.

"We'll be purposefully and aggressively strengthening our position as a global industrial Group. That means attacking where we're already strong, but I hope people understand that it will take some time to achieve satisfactory results for the Group as a whole."

He emphasises that Kvaerner is still passing through a period of demanding challenges. The top priority for the next three years will be to pursue measures which continuously improve profitability and strengthen the market position of the business areas.

"Good operations are at the root of everything positive. Satisfactory results are essential for the long-term development of expertise and technology. Profitable companies create value for shareholders and society, and help to safeguard jobs."

BUILDING TRUST

Asked about his ambitions for Kvaerner in 2002, Helge Lund says it is *"to build trust with customers, shareholders, employees, banks, suppliers and the public at large, and to ensure that this helps to create a good basis for future profitability."*

He does not want to announce a specific target today for a return on capital. Looking back at Kvaerner's history, the accounts show that its business areas have been characterised by high risk, a large top line and a small bottom line. His aim is to do something about this risky picture.

"Over the past decade, Kvaerner has been more concerned with expanding volume and revenues than with healthy growth in operations and profit margins," he notes. "I'm concerned to achieve a good balance between risk and commercial opportunity in projects. That applies both before contracts are signed and during project execution."

MEANINGFUL

When asked whether it makes any sense to assess Kvaerner from one quarter's accounts to another, and what investors should emphasise in evaluating the Group, Lund says the quarterly figures will be meaningful when shareholders and investors are confident that the Group is taking the right steps to create good results in the long-term.

"I believe the market can live with poor figures in individual quarters if shareholders and investors understand the direction and receive open, honest and precise information about our plans and the way these are being implemented. The development of Kvaerner as a Group and as a share depends on our ability to fulfil the expectations of customers and shareholders. Put bluntly, that means we must demonstrate

"My ambition for 2002 is to build trust with customers, shareholders, employees, banks, suppliers and the public at large, and to ensure that this helps to create a good basis for future profitability."

Helge Lund, Group President & CEO

through our actions that we can deliver satisfactory results, and thereby show that we are good at risk assessment and project execution."

Looking at the shareholder policy being pursued by the stronger Kvaerner, Lund stresses that the Group will communicate in an open manner.

"Open, honest and precise information creates credibility and builds confidence in the Company. But we will naturally not reveal sensitive details about individual customers, employees and competitors."

The most important considerations for shareholders are that value is created and that the share price reflects the value of the underlying assets. Achieving profitable operations as quickly as possible is Kvaerner's biggest challenge, and Helge Lund says that several considerations play a part in that context.

"First, the merger between Kvaerner Oil & Gas and Aker Maritime must succeed. Formally established on 11 March, Aker Kvaerner has a good basis for being an expansive company in an industry where we have long experience, a high level of expertise and unique technology."

"Second, E&C and Pulp & Paper must strengthen both earnings and market position.

Third, some of the shipyards must take steps to achieve profitability, the yards must win new orders and the collaboration between Kvaerner Shipbuilding and Aker Yards must yield economies of scale.

"Fourth, positive effects are now needed from a simpler Group structure. The reorganisation has been aimed at giving the business areas greater freedom of action, and thereby providing our subsidiaries with more room for industrial development."

"As a major international company, Kvaerner will also put even more emphasis on its obligations towards the care of the environment, and its attitude towards health and safety (EHS). We will work with our customers, the supplier chain, our employees, and all our other stakeholders, to achieve wherever possible the highest level of internationally recognised standards and targets. In the future we will also take appropriate measures to ensure a continually improved EHS profile across our operations."

SUCCESS CRITERIA

Profitability and trust, with all that these demand from both organisation and employees, are seen by Helge Lund as the crucial success criteria in developing Kvaerner and strengthening its position.

"We must strive to achieve quality and precision in everything we do, so that we can build good and long-term relations with customers, employees and the community at large. That requires us to have the right systems, not least for managing risk, and a good corporate culture. Each of us must be concerned to deliver top results from our own work whilst thinking of the Group as a whole. Such attitudes are not the least important for health, safety and the environment."

Lund notes that the right attitudes and proactive behaviour will strengthen Kvaerner as an international industrial Group. A solid foundation for a profitable future is being constructed.

Asked how Kvaerner will look in five years from now, he says:

"We will have global companies with strong niche positions. Good operations, satisfactory profitability, and a strong organisational culture will have given us the freedom to be an active player where structural issues are concerned. And we will help to define the setting for those industries and markets in which we are particularly qualified to act as a prime mover."

Kværner ASA

Aker Kvaerner | Kvaerner E&C | Kvaerner P&P | Kvaerner Shipbuilding

Sverre Skogen, CEO

- Global player in the provision of oil and gas services and products
- Technology business with complementary products portfolio
- Field Development with strong North Sea base
- Leading supplier of modification, maintenance and operation services
- Strengthened platform for international growth



BUSINESS AREA

AKER KVAERNER





TRONDHEIM NORWAY
HØYANGER NORWAY
ODDA NORWAY
STAVANGER NORWAY
EGERSUND NORWAY
ABERDEEN UK
BUCKHAVEN UK
STOCKTON-ON-TEES UK
CRICK UK
MAIDENHEAD UK
ST LEONARDS-ON-SEA UK
VINCENNES CEDEX FRANCE
ZOETERMEER NETHERLAND
EDMONTON CANADA
CALGARY CANADA
HOUSTON USA
BERGEN NORWAY
LIER NORWAY
LYSAKER NORWAY
MOSCOW RUSSIA
ÅGOTNES NORWAY
KRISTIANSAND NORWAY
BAKU AZERBAIJAN
LONDON UK
ABU DHABI UAE
BUSAN KOREA
TOKYO JAPAN
BEIJING CHINA
BANGKOK THAILAND
SONGKHLA THAILAND
KUALA LUMPUR MALAYSIA
SINGAPORE SINGAPORE
JAKARTA INDONESIA
NIGERIA NIGERIA
LUANDA ANGOLA
CURITIBA BRAZIL
PERTH AUSTRALIA

LOCATION OVERVIEW - AKER KVAERNER

AKER KVAERNER – A NEW GLOBAL FORCE IN OIL AND GAS SERVICES AND PRODUCTS

One vital element of the agreed solution to secure the future of the Kvaerner Group was the merger of the oil services operations of Aker Maritime with Kvaerner Oil & Gas. Following completion of the merger in mid-March 2002, the new organisation, with combined revenues of NOK 20 billion, will by far, be the largest activity in the Group.

IN THE LAST HALF of the 90s, the oil and gas market developed to be more demanding for the oil supply companies. Projects became larger, more complex and with higher risk. The combination of Aker Maritime and Kvaerner Oil & Gas will create a strong world-class provider of technology and services that will meet the requirements in the market with strength. The new Company will have a substantial potential for international growth offering an attractive range of products and solutions for the entire value chain in offshore oil and gas production.

Kvaerner believes that the development and commercialisation of technologies, improved productivity and capacity adjustments will lay the foundations for profitable international growth for the combined operations. The Group further believes that it will be able to achieve synergies from the combined business. Focus will be on regions with deepwater field development activity and / or 'North Sea' conditions. The combined business intends to achieve cost savings through shared information systems, co-ordinated procurement, and fabrication of parts and components in joint facilities including facilities in low cost countries.

The integration planning started in January 2002 and the merger became effective in mid March. A new organisation structure is in place and Sverre Skogen, the President & CEO of Aker Maritime ASA has been appointed President of the new company. His management team was appointed at the end of January. The name of the new company is Aker Kvaerner.

Aker Kvaerner has five divisions: Products & Technology, Field Development North Sea, Deepwater Field Development, Modification, Maintenance & Operation (MMO) Norway, and MMO, UK.

AKER KVAERNER
– SUBSTANTIAL GROWTH POTENTIAL

The new Company, Aker Kvaerner, will have a substantial potential for international growth. It will offer an attractive range of products and solutions for the entire value chain in offshore oil and gas production. The purpose has been to create a new company that will have strategic freedom to shape its own destiny and stay independent. The Group knows that this can happen only if the new company is able to deliver predictable operating performance, including profitability, in line with best comparable peers.

KVAERNER OIL & GAS

AMOUNTS IN NOK MILLIONS	2001	2000	1999
Operating revenues	11 453	11 304	18 764
Operating profit (+)/loss (-)	350	148	238
Profit (+)/loss (-) before tax	268	17	9
Order intake	13 007	12 394	8 642
Net operating assets	1 037	741	1 972
Number of employees*	8 675	9 260	11 297

* Excluding agency personnel

Excluding Aker Maritime

AKER KVAERNER – A CREDIBLE TRACK RECORD

Aker Kvaerner will be the market leader within many segments. Floating production platforms, process systems, drilling systems, subsea systems, mooring and advanced marine operations are a few examples. The Company will have a track record from demanding deliveries of complete offshore installations, including engineering, procurement and construction (EPC) that is second to none. Through these projects, the Company has built up competence and execution models with a high degree of reliability, an expertise in its own right, which is attractive to the many upcoming international projects. Aker Kvaerner will have a strong presence with personnel having state-of-the-art competence in almost all of the most interesting geographic locations.

FLOATING PRODUCTION PLATFORMS

With an increasing part of exploration and production taking place in deep waters, various forms of floating drilling and production platforms have become the order of the day. More than 20 per cent of all floating platforms worldwide have been built to Aker Kvaerner' s designs, more than any other contractor. Aker Kvaerner has been involved in more than 20 per cent of all semi-submersibles, approximately 50 per cent of all production ships (FPSOs), and is also among the contractors with the most experience with tension leg platforms (TLPs). The Company has also been involved in technical development of other concepts for floating platforms, such as spars and other deep draft floaters, Buyform, and new generations of deepwater drilling rigs. The know-how and experience of Aker Maritime and Kvaerner Oil & Gas will make the Company an attractive partner for both customers – and other contractors.

SUBSEA PRODUCTS

This business designs, engineers, manufactures, installs and provides after sales support for oil and gas production systems for both subsea and topsides. Oilfield Products is a leading manufacturer of x-mas trees, control systems, umbilicals, manifolds and templates, flow measurement systems and intervention equipment. These are supplied on a global basis through five business units in the UK, Norway, USA, Brazil and Singapore and are supported by a large international after sales organisation covering all major oil producing regions. Oilfield Products is an acknowledged market leader in the fields of subsea control systems and subsea umbilicals, and in recent years has built an increasing reputation as a supplier of integrated turnkey systems.

Oilfield Products has benefited greatly from the worldwide trend towards greater subsea production and has continued to expand its business even in mature markets such as the North Sea where it has a strong market presence. The Oilfield Products current portfolio of projects reflects its desire to reduce reliance on the North Sea market. Its current projects are located as far afield as Vietnam, Thailand, Australia, Brazil, Nigeria, Indonesia, Iran, Egypt and the Gulf of Mexico.

In 2001 Kvaerner Oilfield Products significantly increased its research and development investment, with particular emphasis on deepwater and high-pressure/high-temperature applications. The recent frame agreement with Statoil gives Oilfield Products a good position for further product development. An X-mas tree capable of being used at depths of up to 3,000 metres has been completed recently, setting a world record for depth capability. Such deepwater capabilities are especially needed for the growing West African market which has been actively pursued.

PROCESS SYSTEMS

The Process Systems business is a leading provider of separation and treating technologies. These are undertaken through the application of unique advancements in areas such as membranes, contractors, multi-phase processing, hydrocyclones and electrostatic coalescers. The Process Systems business has made significant progress towards managing the challenges related to the subsea and downhole processing, working jointly with its sister operations in the Oil & Gas business area.

The project portfolio for the Process Systems activities, which mostly comprises process packages worth between NOK 15-100 million, continues to be global, with customers in all major areas of the upstream business.

DRILLING

Aker Kvaerner will be a world-class manufacturer of drilling systems, with marketing and services available from a network of international locations. The product portfolio range from



The Snorre B hull under tow prior to completion.

simple, stand-alone equipment to advanced, automated systems. The advanced RamRig concept, developed by Aker Maritime, is successfully working on several exploration and production platforms, with a number of customers stating that the concept is among the most effective drilling systems in the market place.

WELL SERVICES

Maritime Well Service is one of the leading suppliers of well services on the Norwegian continental shelf. A far-reaching restructuring programme has strengthened the Company's core activity – wireline operations – while associated services like tractor operations and electrical logging have been more closely integrated into the central product.

MOORING AND LOADING SYSTEMS

Maritime Pusnes is one of the leading suppliers of mooring systems and other specialised equipment for floaters, ships, and oil and gas terminals. Its products include oil loading and discharging equipment, steering gear and other machinery.

FLOATING PRODUCTION AND STORAGE UNITS

Maritime Tentech is a market leader in the North Sea, and in 2001 the seventh Tentech ship started production in the UK sector.

MARINE OPERATIONS AND INSTALLATIONS

Through Aker Marine Contractors, the Products and Technology business also covers the planning and execution of marine operations and installations.

MODIFICATION, MAINTENANCE & OPERATION (MMO)

With an increasing number of offshore installations in operation, the market for modification, maintenance, and operation support is steady and growing. The market is also calling for more advanced and complex services within this segment, including total outsourcing, partnership alliances, and risk/reward sharing. With mature customers and contractors, the focus is on streamlining work processes, life-cycle cost and reduced down-time by use of more advanced maintenance and inspection programmes as well as products and solutions with higher quality. Aker Kvaerner will be among the leading suppliers of services for this segment in Northern Europe, including both the British and the Norwegian continental shelves. As these markets are front-runners with respect to implementing more advanced, cost saving methods and customer/contractor relationships, the Company has developed an expertise within MMO support which is attractive in other geographical regions. Based on the very strong foothold in Northern Europe, Aker Kvaerner aims to expand this part of its operations to other selected markets.

EUREKA

The Eureka business manufactures pumps, compressors and other equipment for the oil and gas and defence market. During 2001, Eureka was awarded a number of pump contracts, for customers including Norsk Hydro, Statoil and Phillips. Eureka aims to maintain and develop its competitive edge by maintaining high levels of product development and by developing itself into a specialist subsea business, thereby being well placed to serve the increasing subsea market for pumps in the Gulf of Mexico, Brazil and West Africa.

PERCENTAGE OF REVENUES BY DIVISION

(Including Internal revenue)


30% Field Development
21% MMO
33% KOP
11% KPS
5% Eureka

Excludes Aker Maritime

EMPLOYEES BY GEOGRAPHICAL LOCATION


10% North America
3% South & Central America
4% South East Asia
31% UK
50% Norway
2% Other

BUSINESS REVIEW KVAERNER OIL & GAS 2001

The Oil & Gas business area of Kvaerner showed good progress in 2001. All five divisions in the area had good workload and capacity utilisation throughout the year, and they were all profitable with acceptable profit margins, except for MMO – Modification, Maintenance & Operations.

The operating profit for the Oil & Gas business area for the year, before exceptional items and sales gains, was NOK 350 million (2000: NOK 148 million). The business area booked a gain of NOK 125 million on the sale of the onshore engineering activities to Yukos Oil Company of Russia, and the profit before tax was NOK 268 million. Full-year order intake for the year was NOK 13 billion and the order reserve at year-end NOK 9.2 billion – both were in line with the preceding year.

Major projects in the Field Development business stream in 2001 included the Snorre B semi-submersible – a joint venture with Aker Maritime – and Grane, both of them contracted by Norsk Hydro. Furthermore, the modification and rebuild of Petrojarl I production vessel for PGS was completed during the year.

Kvaerner Oilfield Products continued the positive economic development and during 2001, the Oilfield Products business delivered a large number of X-mas trees and control systems, several of them designed for production at depths of 3,000 metres. The demand for umbilicals remained strong, and in January of 2002 the Group approved an investment for a new production facility, possibly to be located in the Gulf of Mexico area.

The principal focus for Process Systems during 2001 was projects for customers in North America, the Middle East, the North Sea and the Asia Pacific region, executed from Kvaerner's units in Calgary, Oslo, Houston, Kuala Lumpur, Northampton and Perth. Significant product and technology developments took place in 2000 and continued in 2001 and were mostly undertaken through joint programmes with customers.

MARKET SITUATION AND OUTLOOK

The offshore oil and gas market is primarily influenced by the level of capital expenditure made by the developers of oil and gas fields. The most important factors are oil and gas prices and production volumes, which directly affect the ability of producers to spend funds on new exploration, development and production facilities. Macroeconomic factors, such as the global demand for oil and gas, and governmental policies regarding exploration and development, also can have a significant bearing on the market for offshore facilities.

Oil prices increased from the low level in 1999 of approximately US$10 per barrel to a level above US$30 per barrel in the first quarter of 2000 and decreased to the current figure of approximately US$18-24 per barrel, in 2002. The anticipated continuation of a medium to high oil price and the continuing need for energy is likely to lead to increased levels of activity within offshore oil and gas field developments worldwide, and therefore there is a stronger demand outlook in the industry.

A number of major projects continue to come to market – with the award of the Kristin project to Aker Maritime announced in January, 2002, the Tampen maintenance contract and Kristin Subsea award announced in February, 2002.

The traditional Field Development home markets in the North Sea are stable whereas the Modification, Maintenance & Operation (MMO) business is expected to show a continuing increase in the coming years.

The next three years will see a forecast near-doubling of capital investment in the Gulf of Mexico and West African regions – with deepwater projects dominating the focus of major oil companies. Aker Kvaerner is positioning itself to take advantage of this shift in emphasis – with many of its businesses well-placed for capturing an increasing market share.



MAJOR PROJECTS IN PROGRESS AT THE YEAR-END - AKER KVAERNER

Aker Maritime

CUSTOMER	PROJECT	DELIVERY
BP, Norway	Valhall Water Injection Project	2003
Norsk Hydro, Norway	Grane Drilling	2003
PPCoUk, Norway / UK	Maureen Inshore	2003
Norsk Hydro, Norway	Grane Jacket	2003
Norsk Hydro, Norway	Fram Vest	2003
Norske Shell, Norway	Draugen V&M	2004
Norsk Hydro, Norway	Snorre V&M	2003
Esso, Norway	Broad Scope Service/Constract	2002
Statoil, Norway	Kvitebjørn Jacket	2002
BP, Norway	Valhall Modification	2002
TotalFinaElf, Norway	EPOS	2002

Kvaerner Oil & Gas

CUSTOMER	PROJECT	DELIVERY
Norsk Hydro, Norway	Grane EPC	2003
Norsk Hydro, Norway	Grane pump package	2002
Talisman, UK	Talisman GOC	2003
Statoil, Norway	Gullfaks Mod III	2003
TotalFinaElf, UK	Elgin Franklin Wellheads	2002
TotalFinaElf, UK	Elgin Franklin Operations	2005
Norsk Hydro, Norway	Troll	2002
Statoil, Norway	Sleipner Vest	2003
ABB, Norway	Bonga	2003
Westcoast, Canada	Kwoen Acid Gas Plant	2002

Kværner ASA

Kvaerner E&C | Aker Kvaerner | Kvaerner P&P | Kvaerner Shipbuilding

Keith Henry, CEO

- Global provider of design, engineering, procurement and construction services to the following industries:
  - Chemicals
  - Pharmaceuticals
  - Metals
  - Power
  - Environmental



BUSINESS AREA

E&C




TORONTO
HAMILTON
SALT LAKE CITY
LOUISVILLE
SAN RAMON
TUCSON
HOUSTON
PITTSBURGH
BRIDGEWATER
WASHINGTON
CHARLESTON
LONDON
WARRINGTON
STOCKTON-ON-TEES
WHITELEY
ZOETERMEER
BEEK
PARIS
BEIJING
SHANGHAI
DAMMAM
MUMBAI
MANILA
BANGKOK
KUALA LUMPUR
SINGAPORE
JAKARTA
SANDTON
SANTIAGO
PERTH
BRISBANE
MELBOURNE

LOCATION OVERVIEW - E&C

KVAERNER E&C is one of the world's major providers of design, engineering, project management, procurement and construction services to a number of industrial sectors on a worldwide basis. These sectors include chemicals and polymers, pharmaceuticals, oil and gas, power, water, metals, minerals and mining, and environmental. Other activities include recruitment of project staff and government related activities.

THE BUSINESS AREA operates internationally and its principal offices are located in the US, the UK, the Netherlands, Asia and Australia. It offers the complete range of services that are necessary to realise global projects from conception to start-up. These services include engineering studies (including bankable feasibility and environmental studies), total project management, engineering and design, procurement, construction and maintenance services. Kvaerner E&C employs more than 9,000 people operating from over 30 offices worldwide.

MARKET SITUATION

2001 was a very challenging year for the refining and petrochemical industries. Early fluctuations in natural gas prices and increases in oil prices depressed the U.S. chemical industry and were beginning to be felt more globally, with many feedstock prices rising to uncompetitive levels. The threat of a global downturn in economies brought further uncertainty to the markets. Despite these challenges, many companies were active in making investments in Asia, especially in China. This activity in Asia contrasts with a slowing down, towards the end of 2001, of investment in the traditional petrochemical sectors in other regions.

The non-ferrous metals industry continued its cyclical decline during 2001, resulting in the lowest prices in recent memory for most base and precious metals, especially copper and gold. Merger activity was the focus of major industry players during the year, resulting in a marked reduction in commitment to new projects.

The iron and steel market was also severely depressed, due to an industry crisis in North America and excessive capacity worldwide. Analysts expect a one to two year period of restructuring and consolidation in the industry, during which project opportunities will consist of retrofits and incremental expansions only, rather than new production facilities.

In North America domestic energy demand has recently been at an all time high, coinciding with significant power shortages, and further capacity will be required. Kvaerner's construction businesses are working with a number of customers and undertaking a variety of power projects.

ORGANISATION

Kvaerner E&C continues to improve its engineering and construction capability, using a global electronic documentation management system which enables the key skills, resources or cost advantages of different offices around the world, to be brought to bear on a project. This facility links design offices with construction sites and customer offices. Vendors and suppliers are linked through a global procurement strategy, which utilises web technology to

PERCENTAGE OF REVENUES BY DIVISION


31% Chemicals and Polymers
7% Pharmaceuticals
2% Technology
8% Metals
16% Hydrocarbons
24% Industrial Constructions
12% Other

EMPLOYEES BY GEOGRAPHICAL LOCATION


48% North America
28% Europe
4% South and Central America
16% Asia
3% Australia
1% Others

improve performance efficiency.

Kvaerner E&C has four main divisions: Process, Metals, Energy and Environmental, and Construction. The Technology business stream (KPT) of Kvaerner E&C was sold to Yukos Oil Company during November 2001.

BUSINESS REVIEW

In an already difficult climate, substantial loss provisions on two major projects – CalEnergy (in Metals and Construction) and Tosco (in Process) – had a severely detrimental impact on the results for 2001. The business also suffered from the marked decline in the North American Iron and Steel sector, which resulted in under-utilisation of capacity despite reductions in staffing levels and the working week.

The Process business had a mixed year with profitable performances from the Houston (U.S.) and Solent (UK) locations being offset by contract execution performance problems in Zoetermeer (Holland). Loss provisions at Tosco adversely affected Bridgewater (U.S.). The Metals business experienced a major deterioration in activity affecting all locations which was compounded by a significant loss provision made on the CalEnergy project. The Union Construction business in North America performed strongly having successfully diversified into the buoyant power sector. The U.S. Non-Union Construction business was adversely affected by their involvement on the CalEnergy project. The Process Technology business (sold to Yukos in November 2001) was profitable except for the Heurtey operations, which were excluded from the sale. Asia Pacific broke even, with encouraging results from Singapore and Malaysia being offset by losses in Philippines, Thailand and China. Energy and Environment remained profitable.

The order reserve at the end of the year shows a small reduction from the position at the end of 2000 due to the weak intake in the fourth quarter of 2001, which was affected in part by the Kvaerner Group's then liquidity position.

PROCESS

Kvaerner's Process business delivers project solutions to the chemicals and polymers, pharmaceuticals, onshore oil and gas and refining industries on a global basis. It also provides engineering, procurement and project management services to the power industry in the United States and Latin America.

The pharmaceutical business, and in particular the biotechnology and validation sectors, was very active during the year and is forecast to remain so. During the year the business secured several significant projects, including a major biotechnology facility for Ineos in the U.S. and two bulk pharmaceutical plants for a major alliance customer in the USA and Europe. Because of tough feedstock and energy prices, no significant upturn of the Chemicals and Polymers market is expected in 2002. Clean fuels activity in the refining industry remains steady in Europe and the U.S.

The results of the Process business for the year were severely affected by three loss-making projects. These were: a polypropylene project in the USA where unpredicted extremely onerous labour conditions have been experienced; a butanediol project in Europe which has similarly experienced a very heated labour and subcontract market; and a clean fuels project in Europe which suffered from a key subcontractor's financial difficulties – and the failure of a major piece of equipment.

Major projects substantially completed in the year include a sulphur recovery plant in Venezuela, a gas gathering and treatment plant in Syria and the project management contract for a major petrochemical complex in the Far East.

E&C

AMOUNTS IN NOK MILLIONS	2001	2000	1999
Operating revenues	16 744	16 407	15 325
Operating profit (+)/loss (-)	- 747	508	336
Profit (+)/loss (-) before tax	- 700	594	624
Order intake	15 584	17 159	14 632
Net operating assets	957	807	443
Number of employees *	7 638	7 185	7 621

* Excluding agency personnel

METALS

In the Metals industry's difficult environment very few customers had funding for Engineering, Procurement and Construction Management (EPCM) projects, and Kvaerner's Metals business was unable to meet even reduced expectations. Uncertainties and litigation surrounding two North American non-ferrous (Equatorial and CalEnergy) contracts significantly impacted the 2001 results. The performance in Chile also adversely affected the results for the year.

Despite these challenges, a number of projects were completed successfully and those in progress are on schedule and within expectations. Some include early or intermediate phases of work that may develop into larger projects in 2002. The award of several projects at the end of 2001 may be an early indicator of a business upturn.

Completed EPCM projects in the copper industry included an expansion of the Radomiro Tomic concentrator in Chile for Codelco, the world's largest producer, and a greenfield solvent extraction-electrowinning plant for Minera El Tesoro. Projects in progress included those for BHP Billiton at their facilities in Peru and Chile.

In North America, EPCM work continued on a precious metals concentrator for Engelhard Corporation, and a sulphur dioxide abatement feasibility study began for Inco in Canada. The business also began engineering and procurement for a confidential hydro-metallurgical demonstration plant in the U.S.

Kvaerner continued its leadership role in the processing of lateritic nickel ores with pressure acid leach technology, completing several studies, and performing work on the Ramu (Indonesia), Mindoro (Philippines), and Weda Bay (Indonesia) projects. Market leadership in natural soda ash processing projects also continued with work in North America, Asia, and Africa.

In Iron and Steel, projects successfully completed in 2001 included the Columbus Coatings galvanizing line in Ohio, and start-up of a direct reduced iron plant in Venezuela. The end of the year showed signs of a market turnaround with two significant awards - a tube mill heat treating facility for U. S. Steel in Ohio and continued involvement with the development of a commercial scale plant for HIsmelt (part of Rio Tinto) in Australia.

Diversification into the U.S. power generation market allowed skills in the Metals business to be transferred, and early success in 2001 was achieved with the award of a major project - the 750 MW Calpine Pastoria Energy Facility in California.

Kvaerner Bowen, using a strategy of focusing on services that have a positive outcome for customers after engineering and construction, helped Kvaerner E&C to secure projects in South Africa, Australia, South America (Peru & Chile), and the U.S.

PROCESS TECHNOLOGY

The Technology business stream (KPT) of the E&C business area was sold to Yukos Oil Company during November 2001. Kvaerner Heurtey – providers of tubular fired heaters and Oil and Gas processing units – did not form part of the sale.

ENERGY & ENVIRONMENTAL

The Energy and Environmental business serves three main industrial sectors: Nuclear, Water/ Wastewater, and Energy, the latter focussing on both direct power generation and recovery of energy from waste. Despite the difficult market conditions that prevailed over the last year, the business has again proved profitable notwithstanding the need to make provision for losses on a water project in Hong Kong.

The business continued to enjoy success with the award of Combined Heat and Power projects for two new customers - a 19MW plant for Dalkia, and a 42MW plant for ETOL (Teesside). Within the Nuclear sector the business continued to execute significant ongoing work for British Nuclear Fuels both on the Box Encapsulation Project and through growth in volume via its alliancing agreement. Similarly, within the Water/Wastewater sector, the business executed a significant volume of work through its framework agreement with Anglian Water. Projects successfully completed during the year included the Wastewater Treatment projects at Hull for Yorkshire Water and at Kirkcaldy for East of Scotland Water.

UNION CONSTRUCTION

Kvaerner Union Construction, consisting of Kvaerner Songer in the U.S. and Kvaerner Constructors in Canada and the U.S., provides general construction and maintenance services to various industrial customers throughout North America. Industries served include power, steel, chemical, petrochemical and environmental.

In 2001, Union Construction successfully shifted its market and geographic emphasis to enable it to better serve the emerging power generation business, while strategically maintaining strong client relations with more traditional iron and steel customers. Power construction projects - with Calpine and Kinder Morgan - are presently underway on combined cycle facilities in the Eastern and Midwest portions of the U.S. as well as in the rapidly developing California marketplace.

Union Construction has also been successful in securing major multi-year maintenance contracts in the chemical and petrochemical markets with DuPont and Exxon. In addition, the environmental sector has been active with work on installing selective catalytic reduction pollution equipment at various coal-fired power stations operated by Allegheny Energy.

The iron and steel business, although significantly depressed in North America, continued to contribute to Union Construction's revenue stream throughout 2001 and is expected to remain a contributor to the total portfolio well into the future.

Non-union construction

Kvaerner Industrial Constructors (KIC), operating in the United States, executes stand-alone, non-union, direct-hire construction projects focusing on power, mining, chemicals, and other heavy industrial projects. KIC also supports Kvaerner E&C's other business units on engineering projects providing construction planning and assistance for EPC/EPCM projects. The results were adversely impacted by KIC's involvement on the CalEnergy project.

In 2001, the U.S. energy market experienced a strong continuing growth with further energy requirements predicted for 2002. KIC is strategically aligned with major power producers in the U.S. and has been working jointly with other Kvaerner E&C business units to develop alliances and procure further power projects. KIC will carry three power projects with Calpine into 2002 - located in Texas and Florida.

KIC expanded its pursuit in the power generation market to include key projects in the West, Southwest and Southeast regions of the U.S. Continuing its 'preferred contractor' relationship with Phelps Dodge, KIC successfully completed - ahead of schedule and under budget - construction of a combustion turbine generator, operating in combined cycle with a heat recovery steam generator at the Chino co-generation plant in New Mexico. This project achieved first fire just five months after mobilisation, significantly ahead of industry norms for projects of this kind.

Despite reduced capital budgets in the chemicals and mining industry due to low commodity prices, KIC was successful in providing a significant amount of small capital and maintenance project work during 2001 for Lyondell Chemical Corporation, Phelps Dodge Corporation and Stillwater Mining Company. Work for Phelps Dodge included a major smelter maintenance shutdown in Arizona, and new annual contracts for other operations in Arizona and New Mexico. KIC successfully executed a number of small capital projects for Stillwater Mining Company in Montana. In addition, KIC performed several environmental restoration assignments for Pinal Creek Group in Arizona.

Other businesses

Through its Recruitment Services business, Lawrence Allison, operating in the UK, the U.S. and Australia, Kvaerner E&C continues to provide technical and engineering staff to the Kvaerner Group. This is a profitable, low risk business, which the Company has expanded to handle other external customers as well as meeting internal requirements.

The E&C business also continues to provide project management and other services for its government related activities in the U.S.

OUTLOOK

Kvaerner E&C will reinforce rigid risk management disciplines and continue to maintain its focus on projects that are within established capabilities and where it has strategic relationships or alliances with customers.

Kvaerner E&C is entering 2002 with a moderate order reserve, although for some areas it is less than in the previous year. Mergers and subsequent restructuring amongst customers have delayed key projects in 2001. However, it is expected that some of these projects are likely to reappear in 2002, particularly since the business is already undertaking a number of studies and front-end work in these areas.



MAJOR PROJECTS IN PROGRESS AT THE YEAR-END – E&C

PROJECT	CUSTOMER	DELIVERY
Chemicals & Polymers		
Olefins, glycols and chemicals plant, Malaysia	Dow/Petronas JV	2002
Butanediol plant, Netherlands	Lyondell	2002
Oxogas plant, Netherlands	Air Liquide	2002
Butanediol plant and feedstock facility, Malaysia	BASF PETRONAS Chemicals	2002
Purified teraphthalic acid, China	SINOPEC Yizheng	2003
Detergent alcohols plant, South Africa	SASOL Technology	2002
Mirai, Netherlands	Teijin Twaron	2002
Gemini, Belgium	AtoFina	2002
Refining		
Refinery upgrade/Clean fuels, Norway	Statoil	2002
Sulphur complex, Venezuela	Sincor	2002
Clean Fuels/Hydrogen, Germany	Holborn	2002
Hydrocarbons & other		
Production platforms, Mexico	Pemex	2003
700MW Power Plant, Brazil	El Paso	2002
Pharmaceuticals		
Production facility, USA	Imclone	2003
Bulk pharmaceutical facility, Ireland	Bristol-Myers Squibb	2003
Enbrel manufacturing facility, USA	Immunex	2004
Metals & other		
Phase IV Expansion, Chile	Minera Escondida	2002
Tintaya Oxide, Peru	BHP Billiton	2002
Concentrator Expansion, Chile	Collahuasi	2002
FBR SO2 Abatement, Canada	Inco	2002
Hydrometallurgical plant, USA	Confidential	2003
Tube Mill Heat Treating facility, USA	U.S. Steel	2003
Demonstration plant, Australia	HIsmelt (Rio Tinto)	2004
Underground Block Cave Mine , South Africa	Palabora Mining Company - Rio Tinto	2002
Andina Concentrator, Chile	Codelco	2002
750 MW gas fired power plant, USA	Calpine	2003
Union Construction		
540 MW gas fired power plant, USA	Kinder Morgan	2002
SCR installation, USA	Allegheny Power	2002
SCR installation, USA	Allegheny Power	2002
550 MW gas fired power plant, USA	Calpine Corporation	2002
580 MW CCP plant, USA	Calpine Corporation	2003
Non-Union Construction		
800 MW gas fired power plant, USA	Calpine Corporation	2002
540 MW gas fired power plant, USA	Calpine Corporation	2003
100 MW gas fired power plant, USA	Calpine Corporation	2002
Energy and Environment		
Box encapsulation plant, UK	BNFL	2004
Sandown waste-water treatment plant, UK	Southern Water	2002
Tai Po water treatment plant, Hong Kong	Hong Kong Government	2003
Municipal incinerator, UK	United Waste Limited	2003
Macclesfield CHP plant, UK	Dalkia Utility Services	2002
ETOL Co-Generation plant, UK	ETOL Teesside	2003

Kværner ASA

Kvaerner P&P	Aker Kvaerner	Kvaerner E&C	Kvaerner Shipbuilding

Athol Trickett, CEO

- Global supplier of technology, engineering, fabrication and construction services to the pulp and paper industry



BUSINESS AREA

PULP & PAPER










VANCOUVER
CANADA
TORONTO
CANADA
MONTREAL
CANADA
WILLIAMSPORT
USA
CHARLOTTE
USA
GOTHENBURG
SWEDEN
TAMPERE
FINLAND
LAPUA
FINLAND
KARLSTAD
SWEDEN
SWEDEN
TOKYO
JAPAN
CURITIBA
BRAZIL

LOCATION OVERVIEW - PULP & PAPER

KVAERNER PULP & PAPER is a global leader in the supply of technology, equipment and systems to the chemical pulp industry, providing design, engineering, manufacturing and project management services for fiberlines, recovery boilers, power boilers, evaporators, chemical preparation and gas treatment systems. In addition, it is a supplier of pollution control and specialised process technology to customers in the chemical and non-ferrous metallurgical industries. The principal activities of Kvaerner Pulp & Paper are located in Finland, Sweden, Canada, Japan, Brazil and the USA. These operations are managed through three divisions - Fiberline, Power and Chemetics.

All three businesses are dedicated to the supply of superior technology and solutions - from single pieces of equipment to complete lines or process islands. The service sector of the business is becoming of increasing importance to both its growth and stability.

MARKET SITUATION

Following the financial crisis in Asia, market prices for pulp improved from a low of USD 450/ton in early 1999 to stabilise at around USD 700/ton through the second part of 2000. Since then, prices have fallen steadily back to the USD 400-450/ton range. At this level, many North American producers are not making money, while outside of North America at least the strong dollar provided some respite. By the year-end, there were signs that the market had reached the bottom of the cycle, and attempts were being made to achieve price increases. This trend is expected to slowly take hold, with pulp prices starting to improve towards the middle of 2002.

Investment in new greenfield mills remained at a very low level, with rebuilds and machinery deliveries to increase capacity and achieve efficiency improvements in existing plants dominating the market. The wave of expansion continued in Brazil, with projects for new lines proceeding at Ripasa and VCP. By the end of 2001, plans were being finalised to proceed with two large greenfield mills in Germany and Chile during 2002.

ORGANISATION

The divisions in Pulp & Paper- Fiberline, Power, and Chemetics, have adjusted their capacity to the current market. The business area has approximately 2,350 employees.

BUSINESS REVIEW

Both Power and Fiberline entered 2001 with good order reserve. During the year, order volumes from both rebuilds and services was good for both units. Major orders were achieved in Brazil for Fiberline, but the new boiler market was extremely weak, resulting in no major orders for Power. The market for acid plants and chemical plants, which had been weak in 2000, showed no signs of improvement during the year, and Chemetics' order reserve is 45 per cent lower than it was twelve months ago. The net impact of this being that the order intake for Pulp & Paper was 30 per cent lower than in 2000.

PERCENTAGE OF REVENUES BY DIVISION

(Includes internal orders)


54% Power
26% Fiberline
4% Recycling & Dewatering
16% Chemetics

EMPLOYEES BY GEOGRAPHICAL LOCATION


27% North America
5% South America
39% Sweden
29% Finland

Turnover for the business area decreased by about 5 per cent compared to 2000, and the business made a significant operating loss as a result of project problems in Chemetics and the need to make an extraordinary provision within Power Division. A major focus during 2002 is on improving risk assessment and project execution within the business. The Recycling & Dewatering business was sold in the fourth quarter of the year.

POWER

The power division of Kvaerner Pulping, is a leading global supplier of technology for the recovery of chemicals and power production, supplying evaporators, recovery boilers and power boilers to the pulp and paper industry. It also supplies power boilers to utilities and other process industries. Environmentally driven growth in biomass and waste fuel-based power generation is expected to provide a growing market for the company's fluidised bed boilers. The headquarters for Power is in Tampere, Finland, with major operations in Finland, Sweden, USA and Brazil.

The market for new recovery and power boilers was very slow during the first nine months of the year, and order intake during the last quarter was impacted by the financial situation within the Group. The order reserve going into 2001 is therefore poor, which will impact on both total turnover and profit during 2002. The service and rebuild business continued at normal levels, and now constitutes more than 35 per cent of total sales.

The market for evaporators was very weak during the first three quarters, but a major order at the end of the year has provided a good order reserve for 2002. In addition, there are a number of good propsects to be decided in the next six months.

Major achievements during the year were the successful commissioning of the Alholmen multi-fuel power boiler, which establishes a world-scale circulating fluid bed boiler reference for the business. In addition, the demolition and rebuild of the Aracruz recovery boiler was completed during a 90-day outage, which was a significant accomplishment for the service organisations in Gothenburg and Curitiba.

The Visy pulp mill, in Tumut, Australia was successfully commissioned in August. This was a joint project for the three businesses with technology from Karlstad for the fiberline, the power and recovery boilers from Tampere, evaporators from Gothenburg, and gas treatment system from the Chemetics organisation in Finland.

In September 2001, an adverse ruling was received on arbitration proceedings in Singapore, relating to the supply of two power boilers to Advance Agro and Thai Power Services. This was an interim ruling, and while quantum has not yet been established, it was neccesary to make a provision against future costs, which severely impacted the operating profit.

FIBERLINE

Kvaerner Pulping, Fiberline business, is one of the world's leading suppliers to the chemical pulp industry and offers plant and equipment, solutions and services for continuous cooking, washing, oxygen delignification, bleaching and recausticizing. The business is headquartered in Karlstad, Sweden with major operations in Sweden, Brazil, Japan and Canada.

Following the successful development of the new wash-press design, the official launch of the COMPACT PRESS™ took place at the end of January 2001. Since then a total of 17 presses have been sold, re-establishing Fiberline as a leading supplier of superior technology for pulp washing. The other major achievement was the excellent sales performance in Brazil, where the successes at Aracruz in 2000, were followed with major wins at both VCP and Ripasa.

The Fiberline service business has undergone considerable growth over the last three years, and now constitutes more than 35 per cent of total sales. This trend is expected to continue, with increased geographic coverage, the introduction of new products, and establishing alliances with other service organisations.

Following a return to profitability last year, Fiberline continued to improve perfomance in 2001, producing a higher profit on a turnover that was 18 per cent higher than the previous year. Order intake was consistent through the year, driven mainly by the successes in the Brazilian market. The order reserve by the year-end was similar to 2000, which augurs well for another good result in 2002 for the Fiberline business.

PULP & PAPER

AMOUNTS IN NOK MILLIONS	2001	2000	1999
Operating revenues	4 867	5 175	5 323
Operating profit (+)/loss (-)	- 100	183	- 118
Profit (+)/loss (-) before tax	56	313	- 87
Order intake	3 416	4 786	4 276
Net operating assets	904	600	465
Number of employees *	2 210	2 257	2 391

* Excluding agency personnel

CHEMETICS

Kvaerner Chemetics, headquartered in Vancouver, BC, and with operations in Canada, Sweden and Finland, is a major international supplier of process technology to the pulp and paper, chemical and non-ferrous metallurgical industries.

The unit entered the year with a very low order reserve, and the only major contract won during 2001 was the Nexen chlorate plant. The unit has experienced a difficult 12 months, with problems on two major contracts – the sulphuric acid plant for Codelco, Chile and the chloralkali plants for Orica, Australia. By year-end, the technical difficulties with the effluent treatment section of the Codelco plant had been resolved, and the project completed. The Orica project was plagued by labour problems at one of the sites, but is now close to completion.

These project problems resulted in the unit making a large loss in 2001. This represents the first negative result in more than a decade for Kvaerner Chemetics. The company faces another difficult year in 2002, due to the lack of new orders during the past year.

OUTLOOK

No major change is expected in the chemical pulp market. Investment in debottlenecking and upgrades of existing plants will continue to account for more capacity increases than new greenfield mills, although new mills will be an important component of capacity growth. It is expected that demand will increase at around 2 - 3 per cent annually.

The market for services will continue to be strong, with a growing demand from our customers as a result of the increasing trend to outsource services.

The market for power boilers is anticipated to be strong over the forseeable future, with an expected increase in power generation from renewable resources, as well as the need for more domestic energy generation capacity in the USA. This will provide an opportunity for the supply of fluidised-bed boiler technology.

The chemical and non-ferrous metallurgical industries, while suffering the effects of the worldwide recession, are expected to begin improving during the latter part of 2002, providing increased bidding opportunities.

With a leading technology position, large installed base, global presence and an excellent market position - Kvaerner Pulp & Paper is well positioned to be a major player in these markets in the future. The three remaining divisions have been profitable in past years, and despite the poor result this year, the business is well positioned to return to profitability in 2002, and has the potential to produce good results in the future.



MAJOR PROJECTS IN PROGRESS AT THE YEAR-END – PULP & PAPER

PROJECT	CUSTOMER	DELIVERY
Fiberline		
Recausticizing	Burgo Ardennes, Belgium	2002
Bleach plant retrofit	Riocell, Brazil	2002
Cooking plant	Aracruz, Brazil	2002
Compact Cooking™, washing	VCP, Brazil	2002
Washing System 600 B	Frantschach Swiecie, Poland	2002
Major rebuild digester and bleach plant	CMPC Pacifico, Chile	2002
Fiberline	Ripasa, Brazil	2003
Bleaching rebuild	Munkjsö Aspa Bruk, Sweden	2002
Bleaching/washing	Cenibra, Brazil	2002
Recausticizing	Suzano, Brazil	2002
Digester/diffuser rebuild	Alto Paraná, Argentina	2002
Power		
Energy from waste-plant	Norrköping Miljö och Energi AB, Sweden	2002
Energy from waste-plant	Lidköping Värmeverk AB, Sweden	2002
Power boiler	Kymin Voima Oy, Kuusankoski, Finland	2002
Power boiler	Järvi-Suomen Voima Oy, Ristiina, Finland	2002
Power boiler	International Paper, Svetogorsk, Russia	2002
Two recovery boiler retrofits	Aracruz Cellulose S.A., Brazil	2002
Two evaporator plants	Metsä-Botnia, Oy, Kemi and Äänekoski mills, Finland	2003
Power boiler	AstraZeneca AB, Sweden	2002
Recovery boiler	Weyerhauser Inc.,Dryden mill, Canada	2003
Power boiler retrofit	International Paper Inc., Courtland Alabama mill, USA	2002
Recovery boiler	Burgo Ardennes, Belgium	2002
Chemetics		
Chloralkali	Orica, Melbourne and Sydney, Australia	2002
Chlorine dioxide	Rizhao Paper Mill, Shandong, China	2002
Pollution control	Norske Skog, BC, Canada	2003
Sodium chlorate	Nexen, Manitoba, Canada	2002
Waste acid	Asian Silicones, Thailand	2003
Sulphate removal	Atofina, Jarrie, France	2002
Sulphuric acid	Phelps Dodge, New Mexico, USA	2002/3
Pollution control	Tembec, France	2002
Pollution control	Kemila, Finland	2002

Kværner ASA

Kvaerner Shipbuilding | Aker Kvaerner | Kvaerner E&C | Kvaerner P&P

Kvaerner Shipbuilding

Leif-Arne Langøy, CEO

- Strong position in specialised vessels
- Combination with Aker Yards to be evaluated at later stage



BUSINESS AREA

SHIPBUILDING


KVÆRNER


TURKU
FINLAND
HELSINKI
FINLAND
ROSTOCK
GERMANY
VANCOUVER
CANADA
PHILADELPHIA
USA
ANNAPOLIS
USA

LOCATION OVERVIEW - SHIPBUILDING

KVAERNER'S SHIPBUILDING activities comprise three ship building entities: the largest – Masa-Yards at Helsinki and Turku in Finland, one of the world's foremost builders of cruise ships and other specialist vessels; the Warnow ship yard at Rostock in Germany, predominantly a builder of container vessels; and the Philadelphia yard in the USA, a new facility developed and built by Kvaerner – now building its first container ship.

AKER KVAERNER YARDS

In early February 2002, an agreement was reached with Aker RGI Holding to establish a jointly owned shipbuilding management company. Together, the two groups own 12 shipyards in Europe, and one in the USA and Brazil. These yards have a total of some 13,500 employees – with combined revenues of NOK 20 billion. Kvaerner and RGI have, on a number of previous occasions, stated the intention to merge their respective shipbuilding operations in the future. The parties have, however, agreed to postpone such negotiations until a better assessment of the financial and operational issues have been concluded, and until such time as the value of the operations can be more precisely determined. Both parties agree that substantial synergies can be achieved and that the value of their respective operations will increase through the establishment of a joint management company.

The management company, called 'Aker Kvaerner Yards AS', is owned 50:50 by Kværner ASA and Aker RGI Holding ASA, and became effective from 15 February, 2002. It is headed by Leif A. Langøy, former CEO of Aker Yards, while Kvaerner's President & CEO, Helge Lund is the Chairman. Leif A. Langøy is also head of the Kvaerner Shipbuilding business area.

The combination of resources under a single management will open opportunities for effective utilisation of capacity, and a long sought-after strengthening of the Group management resources available to the Kvaerner yards. It is anticipated that synergies will emerge from crossover techno-logy/knowledge sharing, strengthened market capability, combined functions and reduced procurement costs.

The joint management of the shipyards will not affect the legal or financial structure of the shipyards. Kvaerner's Shipbuilding operations will continue to constitute a separate business area of the Group.

MARKET SITUATION

In the world shipbuilding market, the total of all ships and types ordered in 2001 was 28.7M GT (as of mid-December 2001). This represents a decrease from the full-year total in 2000 of 37.6 M GT. In 2001, the output, which at mid-December was 30.2M GT, slightly surpassed by the 2000 total of 30.7 M GT. The order intake for container ships was reduced by some 35 per cent, and tankers by some 18 per cent.

European shipyards recorded a significant drop in newbuilding orders in 2001, partly as a result of the withdrawal of direct shipbuilding subsidies within the European Union. No solution to the long-running shipbuilding pricing dispute with South Korea could be reached in 2001. With the increased yard capacity and plans for new capacity mainly in South Korea and China, there will be a significant shipbuilding over-capacity in the world in the near, and



Interior of Adventure of the Seas, the third of five such similar vessels built for Royal Caribbean.

foreseeable future. Successful operation in the present market situation is possible only through continued enhancement of competitiveness, for which actions are being taken at the Company's shipyards.

In the cruise sector, following the order boom of 15 ships placed in 2000, only one new cruise ship order was placed, globally, in 2001. As a result of the September 2001 events, some options were also postponed, and delivery schedules for some cruise ships under construction were put forward. The order volume of new cruise ships is expected to remain low over the next year, although a recovery is foreseen thereafter. Overall, the underlying growth trend in the cruise market is considered to represent an extensive long-term potential.

In the passenger ferry market, a significant growth in newbuilding ship sizes has taken place in recent years. The ferry industry, especially in Europe, is expecting a steady growth in passenger and vehicle figures as well as in a need for replacing old tonnage.

Demand for LNG carriers also experienced an order boom in 2000 and early 2001, there were a total of about 50 firm orders and some 20 options for LNG gas carriers at the end of 2001, predominantly at shipyards in South Korea and Japan. In the autumn of 2001, due to the drop in oil prices, some LNG carrier options were cancelled and several Floating Production Unit projects were put forward. A recovery in the liquefied natural gas carrier and the offshore vessel markets are expected to take place within 2002/03, both of which offer potential to Masa-Yards and Warnow.

As the search for oil, and oil production, is moving even further north, there is again a demand for Kvaerner Masa-Yards' Arctic know-how, predominantly on the Arctic Russian market.

The Warnow yard signed contracts for in total 10 container vessels of it's standard CV 2.500 TEU in 2000, of which four were made pending charter. These four have been made effective contracts during 2001, all for German ship owners and all were granted state subsidies. The expiry of state subsidies for shipbuilding within the EU at the end of 2000 and an optimistic market in that year, resulted in a large number of new vessels being ordered at the end of 2000. Due to the high number of vessels on order and a weak economic outlook, the container vessel market is expected to be lower than normal in the two years to come. The management is working on new product strategy.

For the Philadelphia Shipyard the fundamentals for the Jones Act market have remained strong. During the year the company has maintained active contact with potential customers in the tanker and container ship markets. The first two ships are to be built initially for Kvaerner's account, however the company fully expects to close sales for these vessels prior to completion of the vessels.

ORGANISATION

At Masa-Yards, Jorma Eloranta took up the position of President & CEO from February 2001, and a number of other appointments in senior and operational management positions took place in the first half of the year. The Improvement Programme, for developing cost and schedule control and new procurement methodologies, continued throughout the year, successfully and according to plan. Cost savings at the yards totalling approximately EUR 77 million were achieved by the end of 2001 on the current order reserve. As a continuation of the IP programme, a new operational scheme 'KMY 2004' was initiated in the second half of the year in order to further enhance competitiveness in the present market environment.

A new company organisation was established from the beginning of 2002, and a new mode of operation at Kvaerner Masa-Yards will be adopted in the spring of 2002.

PERCENTAGE OF REVENUES BY YARD


81% Masa-Yards
19% Warnow

EMPLOYEES BY GEOGRAPHICAL LOCATION


68% Finland
19% Germany
13% North America

As part of the programme, a separate company, Piikkio Works Oy, was established under Kvaerner Masa-Yards, continuing the operations of Kvaerner Masa-Yards Piikkiö Works, which previously was a separate business unit within Masa-Yards. The Piikkio operation specialises in the manufacture of modular cabins for passenger ships and luxury cruise ships. At the year-end, the total number of permanent employees at Kvaerner Masa-Yards was approximately 4,620.

The Warnow yard has had full work load during 2001. The Stena Don drilling rig was delivered from the Warnow yard in September 2001, in addition to another 4 of the KWW designed CV2500 during the year. This resulted in a workload higher than normal, due to the drilling rig being outside the capacity limit set by EU. This gave a need for approximately 300 hired-in personnel during the year, in addition to the approximately 1,250 employees at the yard. From the fourth quarter 2001 onwards, the situation has been more normalised. During 2001 the yard managed to secure firm contracts for the remaining four options entered into at the end of 2000. Kvaerner announced the appointment of Peter Viergutz as CEO of the Warnow Yard in November. Mr Viergutz took up his new appointment early in 2002.

The re-construction of the Philadelphia shipyard was completed in the latter part of 2000. At this stage, the yard is described as a 'state of the art shipbuilding facility' – and it is clearly considered the most technically advanced shipyard in the United States. Work on the first ship, a Philadelhia-Class CV2600 Containership started in June, and is scheduled to be completed in the second quarter of 2003. A second similar vessel will begin construction in the first quarter of 2002. A special programme, Project 2002 Achieving Worldclass Shipbuilding Efficiency, has been initiated to drive increased productivity and focus on operations at the yard.

The number of skilled production workers at the Philadelphia yard increased from 284 in January 2001 to 667 in December 2001. Recruitment for additional skilled workers continued into the first quarter of 2002. Overall, the total number of total employees grew from 443 to 855.

BUSINESS REVIEW

The operating result for the year was a profit of NOK 85 million (2001: NOK 32 million). The combined order intake for the yards in 2001 was NOK 2.7 billion, compared with NOK 20.1 billion for the previous year. The combined order reserve for the yards at the year-end amounts to NOK 14.8 billion (2001: NOK 24.5 million).

After the newbuilding order boom of four cruise ships placed in 2000, no new ship orders were received at Masa-Yards in 2001. The current order book provides the two yards in Finland with a satisfactory workload for the first half of year 2002 but would fall under the yards' capacity after the summer 2002 in some areas of design and production, provided no new orders would be received.

The penalties imposed by the European Commission for alleged excessive production at Warnow in Germany, during the years 1997 and 1998, has been paid in full. Kvaerner has appealed the EU decision with the European Court of First Instance. In February the Court of First Instance ruled in favour of Kvaerner. It is Kvaerner's understanding that the amount of DEM 117 million will be repaid to the Group. In February 2000, the Commission also commenced formal proceedings to examine whether the yard had been given excess subsidies when Kvaerner acquired the facility, and if that was the case, whether the Company might be required to repay subsidies to the German Government. Both the Company and the German authorities reject such allegations.

MASA-YARDS

Three large cruise ships were delivered in 2001. The Helsinki yard delivered the Carnival Spirit, in April, and the Carnival Pride, in December, to Carnival Corporation. These vessels are the second and third in a successful series of six Panamax-size cruise ships of a new type, under construction in Helsinki to Carnival Cruise Lines and Costa Crociere. In October, the Turku yard delivered Adventure of the Seas, the third Voyager-class cruise ship for Royal Caribbean Cruises. With a gross tonnage of nearly 140,000 and a capacity of more than 5,000 passengers and crew, the Voyager-class cruise ships are the world's largest.

SHIPBUILDING

AMOUNTS IN NOK MILLIONS	2001	2000	1999
Operating revenues	11 611	9 815	11 402
Operating profit (+)/loss (-)	85	32	47
Profit (+)/loss (-) before tax	- 126	- 102	- 142
Order intake	2 731	20 092	5 156
Net operating assets	3 125	5 031	5 685
Number of employees*	6 706	6 139	8 627

* Excluding agency personnel

Initiated by Royal Caribbean, the delivery dates of the fourth and fifth ships in the series were extended by approximately ten weeks, to January 2003 and 2004 respectively.

The Piikkio Works modular cabin operation performed satisfactorily, in terms of order intake, turnover and results.

WARNOW

During the first six months of the year, the yard delivered two container vessels of the size CV 2500 TEU. In the second half of the year the yard delivered another two of the series of 10 standard CV 2500 TEU. After several delays, Stena Drilling took delivery of the Stena Don drilling rig at the end of September 2001, whilst the drilling rig was technically accepted one month later.

The EU commission confirmed in October 2001 a relaxation of the CGT – restrictions and a more flexible use of the CGT quota by accepting a deduction of the CGT consumption by the volume of defined subcontracted work scopes as well as, within a span of two years, allowing transfer of unconsumed CGT from one year to the next and exchange/sale of CGT between yards. The deductible work scope is limited to a maximum of 10 per cent. For the Warnow yard this element has an effect of approximately 7 per cent on increase of allowed production volume. These regulations are made valid from 2001 until the expiry of the entire restriction period at the end of 2005.

PHILADELPHIA

Towards the end of the year, a Continuous Improvement Programme was implemented to address all aspects of the company's operations as the Shipyard nears full-scale production.

Interest in the yard's first two container vessels has grown and a buyer is expected in 2002. As OPA-90 begins to affect the U.S. tanker supply and demand, discussions with potential customers for Franklin-Class MT48 Tankers is continuing.

The yard was awarded ISO 9001-2000 certification during the second quarter, making it the first Shipyard in the U.S. to merit this certification under the most recent standards established by the International Standards Organisation. The certifying body was Lloyd's Register Quality Assurance.

OUTLOOK

Kvaerner Masa-Yards succeeded in turning its operations profitable in 2001. Further progress in the company's development programme will be an important contributor to the 2002 result – which is forecast to see further improvements over 2001. In order to retain the current workload level, new orders are needed during the first half of 2002.

Due to the general economic outlook, and many new buildings to be delivered the next two years, the number of further orders for new container vessels is expected to be lower than normal in the years to come. The new management company, announced in February, is expected to see the most significant and immediate synergies in Germany, where Kvaerner and Aker have two yards - Kvaerner Warnow yard and Aker MTW. In order to realise these synergies quickly, the management company has been asked to present a proposal for a combination of the two yards to the parent companies later this year.

The development of the Philadelphia yard and its organisation has continued to the point where all efforts are now focused on proving the operational performance of the yard. The ageing domestic container fleet is providing increased interest in new tonnage to increase the efficiency of operations – and the forecast for increased oil drilling in the U.S. The Gulf of Mexico will provide a growing market for domestically built shuttle tankers. In the meantime, the organisation will continue its efforts to develop an order reserve.


P&O Nedlloyd
SHIPBUILDING

MAJOR DELIVERIES DURING 2001

PROJECT	CUSTOMER	SIZE
Kvaerner Masa-Yards, Helsinki		
2 Cruise Ships	Carnival Corporation	85,900 GT
Kvaerner Masa-Yards, Turku		
1 Cruise Ship	Royal Caribbean	137,300 GT
Warnow Yard, Rostock, Germany		
1 Container Vessel	Gerd Ritscher, Hamburg	2500 TEU
1 Container Vessel	Dietrich Tamke, Hamburg	2500 TEU
1 Drilling Rig	Stena Drilling, Aberdeen	DP-CS 30
1 Container Vessel	Oscar Wehr, Hamburg	2500 TEU
1 Container Vessel	Oscar Wehr, Hamburg	2500 TEU

MAJOR PROJECTS IN PROGRESS AT THE YEAR-END

PROJECT	CUSTOMER	DELIVERY
Kvaerner Masa-Yards, Helsinki		
2 Cruise Ships, 85,900 GT	Carnival Corporation	2002, 2003
1 Cruise Ship, 85,900 GT	Costa Crociere	2003
Kvaerner Masa-Yards, Turku		
2 Cruise Ships, 137,300 GT	Royal Caribbean	2003, 2004
Warnow Yard, Rostock, Germany		
4 Container Vessels, 2500 TEU	Oskar Wehr, Hamburg	2002
2 container Vessels, 2500 TEU	MPC, Munchmeyer Petersen Capital, Hamburg	2003



Other businesses

OTHER BUSINESSES comprise the operations of the Group outside the major business areas, of which the Mechanical Engineering businesses and the investment in Sea Launch are the most significant.

MECHANICAL ENGINEERING

In 1998 Kvaerner acquired controlling interests in two businesses which were purchased from the Romanian State Ownership Fund, in order to develop low cost manufacturing centres for equipment used by the businesses of the Kvaerner Group. IMGB is an integrated steel melting, forging, casting and machinery facility that manufactures large components for the energy, marine, steel and cement industries. FECNE is a fabricator of large pressure vessels, high pressure heat exchanges and welded structures for the energy and shipbuilding industries.

IMGB's results to date have been disappointing, but a comprehensive plan has been developed which seeks to turn the IMGB operations around and significantly improve the results. It is expected that a turnaround of the operations combined with a clarification of Kvaerner's investment obligation should facilitate a disposal to a potential purchaser at a later stage. A NOK 82 million write-down of assets was made in the third quarter of 2001 to reflect revised profitability expectations.

FECNE was awarded a strategically important contract for supplies to a nuclear power plant in Romania earlier this year. In light of the current order reserve and performance, it is expected that FECNE will continue to improve its results. Negotiations are now underway for the sale of Kvaerner's interest in FECNE.

KVAERNER HANGFA

Kvaerner established a joint venture with a local mechanical engineering company in China in 1996 in order to develop its Hydropower business in that market. The Hydropower business has since been sold to General Electric, but this joint venture was excluded from the sale. Kvaerner Hangfa has acquired a significant share in the Chinese hydropower market, but the market has been weak and competition intense. Kvaerner is in the process of implementing a cost cutting and a performance improving exercise to improve the performance of the Company. A new Chinese management team has been appointed.

SEA LAUNCH

Sea Launch was formed in 1995 to operate launches of commercial satellites from a sea-based platform. Sea Launch has completed six successful missions, although only two launches were completed in 2001.

The market for satellite launches remains very competitive, and Sea Launch has experienced price competition from certain of its competitors. Sea Launch has firm orders for four launches currently scheduled for 2002, the first of which is scheduled for launch in the first quarter of 2002. In total, Sea Launch has 16 launch orders over the next few years.

Sea Launch is subject to significant commercial and financial uncertainties. In respect of its third quarter 2001 financial report, Kvaerner decided to write-down the asset value of its Sea Launch investment and loans by NOK 1.035 million. Kvaerner has decided not to actively pursue the sale of its interest in Sea Launch until the venture shows positive results.

GREENFIELD

Kvaerner Pulp & Paper was an equity-holder and the turnkey supplier of a pulp mill project in France, the Greenfield project, that has experienced significant operational problems. A reconstruction programme was approved in July 2001 whereby Kvaerner and certain other shareholders agreed to participate in a new equity injection to allow other existing lenders to exit. The programme was structured in order to allow the plant to increase production capacity and to allow for continued efforts to secure long-term sales contracts. Kvaerner and its partners are endeavouring to identify future industrial partners as additional investors in the Greenfield Project or as acquirers of the mill, while focusing on operational improvements. Kvaerner's investments have been fully written-down in the accounts as of 31 December 2001.

KARBOMONT

Based on the carbon black plasma technology, developed and owned by Kvaerner, the Company has built a plant in Canada for Karbomont Ltd, a business owned in a 50:50 consortium between Kvaerner and a Canadian partner. The plant has experienced problems primarily with mechanical components and issues related to the flow of material through the process plant. Short-term improvements intended to increase operability are nearing completion. The carrying value of the investment has been fully written-down in the accounts as of 31 December 2001.

JO SYPRESS

Kvaerner has a 49 per cent ownership in a Dutch company whose sole asset is the Chemical tanker, Jo Sypress, a vessel delivered from Govan in 1997. Jo Sypress is operating, together with three similar vessels, in Jo Tanker's "A-pool" run by J.O. Odfjell. A write-down of NOK 53 million was made in the third quarter accounts in 2001.



Environment, health and safety

AS A MAJOR international company, Kvaerner takes its obligations towards the care of the environment, and health and safety (EHS) issues, seriously. It is committed to working with its customers, its supplier chain, employees, and other stakeholders, to achieve wherever possible the highest level of internationally recognised standards and targets. For the future, the Group is also committed to taking appropriate measures that will have the effect of continually improving its EHS profile across all of its operations.

Kvaerner maintains its own EHS management system. The system establishes targets and collects data on the Group's commitment to reduce the number of accidents, to eliminate unnecessary waste, and to bring within sustainable levels the Group's consumption of energy.

The 2001 EHS reporting is based on the policy, objectives and targets first established for the Group in 1996, adjusted to the spirit of the current policy, which was revised early in 2000. The reporting is limited to activities wholly managed by Kvaerner, including joint ventures and partnerships where Kvaerner has majority control.

GROUP PERFORMANCE IN 2001

PARAMETERS

The 2001 EHS report is based on the volume of work undertaken by the Group. The volume includes Kvaerner's own employees, agency staff, and subcontractors. Man-hour figures are determined from time keeping systems or headcount, and multiplied by a standard set of hours per year with a target accuracy of +/- 10 per cent.

To comply with the Group's EHS policy, all Kvaerner business units are mandated to annually report data related to safety performance and working-time issues, under the following headings:

- Safety: fatal accidents; serious incidents; lost time incidents; non lost-time incidents
- Sickness absenteeism

In addition, some businesses have also reported data related to:

- Energy consumption: electricity; oil; gas
- Waste management: Recycled; deposit; other

In addition to the above criteria, it is a future objective to mandate all Kvaerner businesses to additionally report data related to the release of emissions to air. As Kvaerner principally acts in the role of contractor, the monitoring of these emissions is mainly limited, however, to the consumption of energy utilised at site.

Kvaerner's EHS management also comprises a system for notification and reporting of serious incidents to Group management.

COMPARISONS WITH 2000

The process of restructuring, divestitures, and the uncertainty surrounding the Group in the latter half of the year has continued to hamper fair comparison between 2000 and previous years.

On environmental matters, Oil & Gas, Pulp & Paper and Shipbuilding have complied with most aspects of the EHS policy. However, the nature of Kvaerner's contracting activities necessarily requires the imposition of environmental controls and monitoring systems upon a wider network of agency staff and subcontractors, to fully comply with the Group's EHS policy. As a result, this process will take more time, but it still remains a goal for eventual compliance.

Overall, the compliance factors in 2001 generally demonstrate a similar performance to that of the previous year, with moderate improvements in some areas.

A welcome achievement is the fact that some 50 per cent of all Kvaerner's Oil & Gas activities are now ISO 14000 certified – and the Pulp & Paper activities are scheduled for certification during 2002.

The polluting effects on the environment of Kvaerner's business activities are very limited. Even so, the Group is placing major emphasis on a further reduction in the use of non-recyclable or non-reusable materials and a further reduction of energy consumption and emissions to air. During the year, energy consumption was reduced in the Group as a whole by some 5 per cent, on a comparable basis.



HEALTH & SAFETY

SAFETY

The 'H' value is defined as the total number of lost-time incidents per million man-hours. Kvaerner's H value has consistently fallen in the last 7 years – from a one-time high of 80 – to 7 for the Group as a whole in 2001. This improvement has been achieved through consistent management attention and the establishment and maintenance of EHS management systems. This figure would have been further improved, however, if it were not for a less than satisfactory result from Shipbuilding.

Kvaerner Masa-Yards in Finland has not achieved significant improvement over the last three years – with values of 90 Lost Time Incidents per million man-hours for Helsinki and 45 for the Turku yard during 2001. However, management at Masa-Yards has recognised the problem and is taking steps to bring the situation to an acceptable level.

During 2001, a sub-supplier to an Iranian project where Kvaerner was engaged in project management, suffered a fatal accident. (2000: 14 fatal accidents, 12 of which were related to the activities of the former building and civil engineering businesses, the remaining two for Shipbuilding.)

SICK LEAVE

The total number of employees in the Group was 25,542 at the year-end with 17,938 agency staff and subcontractors. (Full-time equivalent number computed based on standard hours.) Approximately 900 people were transferred out of the Group as part of the disposal of Kvaerner Hydrocarbons, Kvaerner Process Technology and the Recycling and Dewatering unit of the Pulp & Paper business area.

Whilst it is difficult to accurately measure sick leave for Kvaerner companies on a standard comparable basis, research indicates that most countries have sick leave rates ranging between 4-6 per cent. The sick leave factor for the Group has showed a satisfactory reduction for the last 3 years and is now down to 2.9 per cent of reported hours.

During 2001, all Kvaerner businesses reported average figures less than this threshold:

Oil & Gas	1.5 per cent UK, 5.6 per cent Norway
E&C	<1.5 per cent
Pulp & Paper	1.8 per cent
Shipbuilding	4.9 per cent (Finland and Germany)

The consecutive improvement over the last three years is better than most national averages.

ENVIRONMENT

ENERGY

Of the businesses that reported data in 2001, the Groups' energy consumption figures for the principal users was as follows:

Total	1,406,064,432 Mega Joules, approximately 391,000 MW
Electricity	62 per cent
Gas	19 per cent
Oil	19 per cent

Despite the decrease in steel processing at all the shipyards, energy consumption is on a par with 2000 as a result of more pre-heating and the increased number of agency staff utilised. For all the yards, electricity is the principal energy source. Increased energy costs have led to an improved energy procurement policy, and optimisation of consumption practices.

CONTAMINATION

For contamination, PCB's are prevalent in marine sediments, several places in Norway and action may be required at Kvaerner Rosenberg in Norway to address this issue. The Norwegian Government and industry at large, will publish a white paper during 2002 for an appropriate clean- up directive.

Stavanger Harbour, where the yard is located has received a notice of this action and is studying methods to mitigate effects of contamination.

Further efforts are to be made during 2001 to ensure that E&C complies fully with Group environmental initiatives.



WASTE

The reporting businesses produced some 45,000 tonnes of waste in 2001 down from 55,000 tonnes in 2000. The yards represent the major factor with 42,500 tonnes of the total waste. Steel scrap form cutting represents the major fraction. Improvement action is under consideration. The disposal method of waste was as follows:

Recycled	87 per cent for yards, 74 per cent for workshops
Landfill	13 per cent for yards, 26 per cent for workshops

ENERGY USAGE


62% Electricity
19% Gas
19% Oil

KEY CHALLENGES FOR 2002

Statutory requirements worldwide continue to increase the responsibilities upon Kvaerner's management, as they are with other companies within similar industry sectors. An increased focus on environmental issues will mean a more systematic response from industry – and Kvaerner is addressing this challenge vigorously.

Whilst E&C's incident performance in 2001 was well within the range of other industry performers, the business area intends to enhance its injury reporting practices, training, audit, staff news distribution, and contractor pre-qualification mechanisms. Overall, the performance of Oil & Gas was in line with the results of recent years and EHS will have the highest priority for the enlarged business area, following the integration with Aker Maritime.

As forecast last year, following the sale of Construction, the number of fatal accidents was significantly reduced in 2002; however, a zero target across the Group still remains the ultimate objective – and through the rigid application of safety policies, it hopes to achieve this objective in 2002 – and beyond.

WASTE DISPOSAL: YARDS


87% Recycled
13% Landfill

WASTE DISPOSAL: WORKSHOPS


74% Recycled
26% Landfill



Unaudited Pro-forma Combined Financial Statements

AN EXTRAORDINARY GENERAL shareholders' meeting held on 19 December, 2001 approved a financing plan for the Group with the following main elements:

- Restructuring of NOK 4.5 billion of debt to a 10-year subordinated bullet loan to be interest free for the first five years and carry interest of 5.0 per cent p.a. thereafter. An additional fee of NOK 200 million is to be paid together with the repayment of the principal. The remaining NOK 4.1 billion of debt in the Parent Company is to be converted to a 3-year bullet loan carrying interest of libor + 1.25 per cent.

- A write-down of the par value of the Company' s shares from NOK 12.50 per share to NOK 1.00 per share to enable the issues of new shares at a lower price per share than the par value of NOK 12.50.

- A directed issues of 250,000,000 shares for a consideration of NOK 2.0 billion to new investors. A preferential rights issue of 187,500,000 shares to existing shareholders for a consideration of NOK 1.5 billion.

The final documentation of the loan restructuring was completed on 10 January, 2002 and the loan restructuring completed on the same day. The directed issue of 250,000,000 new shares and the rights issue of 187,500,000 shares was completed on 10 January, 2002 and 8 February, 2002 respectively. The merger with Aker Maritime' s Oil & Gas business was completed in March 2002.

As these transactions were completed in 2002, they are not reflected in the 2001 accounts. Accordingly, the Pro-Forma Financial Statement is provided to assist in the analysis of the financial aspects of the refinancing

The information concerning Kvaerner is derived from the audited financial statements of Kvaerner for the years ended 31 December, 2000 and 31 December, 2001.

The information relating to the Aker Maritime oil and gas business is derived from the audited financial statements for the years to 31 December, 2000 and 31 December, 2001. The information is adjusted to reflect the necessary restructuring of the Company ownership structures and financing to take place prior to the merger.

The accounting principles of Kvaerner and Aker Maritime are substantially comparable with respect to issues that are relevant for the combination. Consequently, no adjustments have been made to the Pro-Forma Financial Statements to conform the accounting policies of the companies. However, a number of reclassifications are made from operating to exeptional items regarding Aker Maritime oil and gas business.

The fair value of the 350,000,000 Consideration Shares to be issued to Aker Maritime as compensation for the Aker Maritime oil and gas business is assessed to be NOK 2.8 billion, based on the same price per share as for the Directed Offering and the Rights Offering. The difference between the value of the compensation and the book values of the Aker Maritime oil and gas business is NOK 1,405 million, which has been allocated to goodwill assuming that any adjustment to other balance sheet lines would be immaterial. It is assumed that the goodwill will be amortised over a period of 20 years. The allocation is subject to a more detailed review during 2002, but it is not expected that this will lead to material adjustments.

The NOK 3.3 billion of new equity is the estimated net proceeds from the Directed Offering and the Rights Offering net, with an estimated amount of NOK 200 million of offering expenses and underwriting fees.

The Pro-Forma Financial Statements are prepared as if the reduction of the par value of the Shares, the issues of Directed Offering New Shares, Rights Offering New Shares and Consideration Shares, Debt Restructuring and the Oil & Gas merger had taken place at the beginning of 2002. It is assumed that the effect of net interest expense of the new equity capital and the conversion of debt to be interest free would have been 6 per cent per annum. No effect has been included for any changes to the Kvaerner and Aker Maritime Oil & Gas businesses, such as restucturing expenses and synergy effects, as if they had always been combined. The Pro-Forma Financial Statements are for illustrative purposes only and should not be relied upon as being indicative of the historical results that would have been achieved had the companies always been combined or of future results after the Oil & Gas merger.

PROFORMA BALANCE SHEETS

31 December 2001

AMOUNTS IN NOK MILLIONS	KVAERNER PUBLISHED ACCOUNTS	AKER OIL & GAS BUSINESS	AKER GOODWILL ADJUSTM.	NEW EQUITY	DEBT	PROFORMA
Intangible fixed assets	2 700	1 957	1 405	0	0	6 062
Tangible fixed assets	4 053	513	0	0	0	4 566
Long-term financial assets	3 742	189	0	0	0	3 931
Interest-bearing long-term receivables	287	4	0	0	0	291
Current operating assets	14 490	2 530	0	0	0	17 020
Short-term share investments	15	0	0	0	0	15
Interest-bearing receivables	403	0	0	0	0	403
Cash and bank deposits	2 882	177	0	3 300	0	6 359
Total assets	**28 572**	**5 370**	**1 405**	**3 300**	**0**	**38 647**
Equity	1 918	1 395	1 405	3 300	0	8 018
Minority interests	83	70	0	0	0	153
Subordinated debt	0	0	0	0	4 500	4 500
Deferred tax	1 050	117	0	0	0	1 167
Interest-free long-term debt	749	145	0	0	0	894
Interest-bearing long-term debt	9 296	825	0	0	-4 500	5 621
Current operating liabilities	14 893	2 662	0	0	0	17 555
Interest-bearing current liabilities	583	156	0	0	0	739
Total liabilities and equity	**28 572**	**5 370**	**1 405**	**3 300**	**0**	**38 647**
Net interest bearing items	**-6 307**	**-800**	**-**	**3 300**	**4 500**	**693**
Equity & subord. debt / Total assets	**7%**	**27%**				**33%**
Borrowings / Equity & subord. debt	**494%**	**67%**				**50%**

PROFORMA PROFIT & LOSS ACCOUNTS

1 January - 31 December 2001

	KVAERNER PUBLISHED ACCOUNTS	AKER OIL & GAS BUSINESS	AKER GOODWILL ADJUSTM.	NEW EQUITY	DEBT	PROFORMA
Operating revenues	45 011	9 294	0	0	0	54 305
Operating expenses	-44 981	-8 711	0	0	0	-53 692
Depreciation	-616	-184	0	0	0	-800
Goodwill amortisation	-169	-93	-70	0	0	-332
Operating profit/loss before exceptional items	**-755**	**306**	**-70**	**0**	**0**	**-519**
Gains/losses on sales of businesses/assets	285	164	0	0	0	449
Exceptional items	-2 367	0	0	0	0	-2 367
Operating profit/loss	**-2 837**	**470**	**-70**	**0**	**0**	**-2 437**
Write-down of financial investments	-1 632	0	0	0	0	-1 632
Net financial items	-492	-28	0	198	270	-52
Profit/loss before tax	**-4 961**	**442**	**-70**	**198**	**270**	**-4 121**

PROFORMA BALANCE SHEETS

31 December 2000

AMOUNTS IN NOK MILLIONS	KVAERNER PUBLISHED ACCOUNTS	AKER OIL & GAS BUSINESS	AKER GOODWILL ADJUSTM.	NEW EQUITY	DEBT	PROFORMA
Intangible fixed assets	3 304	2 029	1 475	0	0	6 808
Tangible fixed assets	4 786	612	0	0	0	5 398
Long-term financial assets	5 652	82	0	0	0	5 734
Interest-bearing long-term receivables	1 451	5	0	0	0	1 456
Current operating assets	15 235	2 558	0	0	0	17 793
Short-term share investments	14	0	0	0	0	14
Interest-bearing receivables	355	1	0	0	0	356
Cash and bank deposits	1 859	473	0	3 300	0	5 632
Total assets	**32 656**	**5 760**	**1 475**	**3 300**	**0**	**43 191**
Equity	7 249	1 219	1 475	3 300	0	13 243
Minority interests	90	2	0	0	0	92
Subordinated debt	0	0	0	0	4 500	4 500
Deferred tax	1 244	245	0	0	0	1 489
Interest-free long-term debt	872	249	0	0	0	1 121
Interest-bearing long-term debt	8 258	1 495	0	0	-3 912	5 841
Current operating liabilities	14 108	2 247	0	0	0	16 355
Interest-bearing current liabilities	835	303	0	0	-588	550
Total liabilities and equity	**32 656**	**5 760**	**1 475**	**3 300**	**0**	**43 191**
Net interest-bearing items	**-5 428**	**-1 319**	**0**	**3 300**	**4 500**	**1 053**
Equity & subord. debt / Total assets	**22%**	**21%**	**0**	**0**	**0**	**41%**
Borrowings / Equity & subord. debt	**124%**	**147%**	**0**	**0**	**0**	**36%**

PROFORMA PROFIT & LOSS ACCOUNTS

1 January - 31 December 2000

Operating revenues	54 472	8 098	0	0	0	62 570
Operating expenses	-52 451	-7 782	0	0	0	-60 233
Depreciation	-873	-199	0	0	0	-1 072
Goodwill amortisation	-180	-94	-70	0	0	-344
Operating profit/loss before exceptional items	**968**	**23**	**-70**	**0**	**0**	**921**
Gains/losses on sales of businesses/assets	675	0	0	0	0	675
Exceptional items	-400	-307	0	0	0	-707
Operating profit/loss	**1 243**	**-284**	**-70**	**0**	**0**	**889**
Write-down of financial investments	0	0	0	0	0	0
Net financial items	-730	-8	0	198	270	-270
Profit/loss before tax	**513**	**-292**	**-70**	**198**	**270**	**619**

LONG-TERM AND SHORT-TERM BORROWINGS

LOAN DESCRIPTION		ORIGINAL CURRENCY VALUE	BOOK VALUE	INTEREST COUPON	MATURITY DATE	INTEREST TERMS
10 Year NOK Bond Issue	ISIN NO 0010128838	NOK 1 119 mill.	1 119	0.00%	30.10.11	Non interest-bearing until
10 Year USD Bond Issue	ISIN NO 0010128846	USD 338 mill.	3 014	0.00%	30.10.11	30.10.06 and fixed 5.00% pa
10 Year EUR Bond Issue	ISIN NO 0010128853	EUR 13 mill.	104	0.00%	30.10.11	thereafter, with NOK 200 Million
10 Year US Notes Issue		USD 29 mill.	263	0.00%	30.10.11	back end fee payable at maturity
Total 10 Year Subordinated Debt			**4 500**			
3 Year NOK Bond Issue	ISIN NO 0010128820	NOK 1 279 mill.	1 279	7.27%	31.12.04	12m Nibor +1.25% margin
3 Year USD Syndicated Term Loan		USD 275 mill.	2 460	3.18%	31.12.04	6m Libor + 1.25% margin
3 Year US Notes Issue		USD 27 mill.	238	3.09%	31.12.04	1m Libor + 1.25% margin
3 Year EU Notes Issue		EUR 12 mill.	94	4.57%	31.12.04	3m Euribor + 1.25% margin
Total 3 Year Senior Debt			**4 071**			
Kvaerner PLC 2014 Bond Issue		GBP 8 mill.	110	10.875%	30.09.14	Fixed
Kvaerner PLC 2006 Bond Issue		GBP 14 mill.	186	10.625%	25.09.06	Fixed
Other long-term loans			429			
Total long-term interest-bearing borrowings			**9 296**			
Kvaerner Estates Ltd (secured loan)		NOK 140 mill.	140	11.27%	11.01.02	Fixed
Other short-term loans			443			
Total short-term interest-bearing borrowings			**583**			
Total interest-bearing borrowings			**9 879**			

The table above sets out Kvaerner's debt as at 31 December, 2001, specified on individual loans and with information about interest terms and maturity following the restructuring of the Company's debt on 10 January, 2002. Agreement in principle relating to the refinancing of the Group was reached in 2001 and was completed in January, 2002.



Board of Directors Report 2001

THE YEAR 2001 became a very difficult year for the Kvaerner Group. As it drew to a close, this was also a year that saw the birth of a stronger Kvaerner – with a significantly changed ownership structure and a new strategic direction going forward.

The Kvaerner that has emerged in 2002 aims to be a leading provider of engineering and construction technologies, products and services in four distinct, global industries:

- **a 'major-league' global player in the provision of oil and gas services and products;**
- **a significant global resource in the design, engineering and construction of process and industrial plants;**
- **one of the leading global suppliers of technology and equipment to the chemical pulp industry; and**
- **one of the world's leading shipbuilders.**

With the appropriate support from Group management, these activities, now organised in four core business areas, will share the same focus on improving the quality of their performance and their financial results. The means to reach these goals will be to strive for both technological and execution leadership in well- defined niches, the development of a globally competitive workforce – and a rigid risk and financial management regime.

The Board wishes to place on record its thanks to all employees of Kvaerner, its customers, lenders, suppliers – and its shareholders – for their loyalty, support and co-operation, during a period of critical uncertainty for the Company, during 2001.

GROUP DEVELOPMENT

The underlying problems of the Group began to emerge half way through the year. Gradually, the actual performance showed a considerable deviation from the forecast. Execution and completion problems attached to several projects in the E&C business area were tying up a rapidly growing amount of working capital, as did the severe delays in the delivery of a drilling rig from the Kvaerner Warnow Yard in Germany. Further deviations to the forecast were caused by a delay in the planned disposal of Pulp & Paper, and the absence of a buyer for the first ship under construction at the yard in Philadelphia.

During the third and fourth quarters of the year, the Group was suffering from an increasing pressure on liquidity.

THE REFINANCING OF THE GROUP

During discussions with principal shareholders and lenders, it became evident that it would be necessary both to establish new equity and to restructure the Group's debt. It was clearly established from shareholders and lenders that the strengthening of the equity base and the restructuring of the debt were mutually dependent upon each other.

A number of proposed scenarios were considered at this time. Early in the fourth quarter, a refinancing proposal was developed in close co-operation with the lenders and some of the leading shareholders. Before the proposal was put before shareholders at an Extraordinary General Meeting, however, it became clear that it would not have the necessary two-thirds approval by the shareholders. Aker Maritime ASA, which had moved into the position as the Group's largest shareholder, opted for an alternative solution involving an important industrial element – the merger of operations in Aker Maritime with Kvaerner Oil & Gas. The Board entered into new negotiations with Aker Maritime and reached an agreement over a proposed solution on 28 November, 2001.

The main elements of the agreement were as follows:

- A merger of Kvaerner Oil & Gas and Aker Maritime, including NOK 800 million in debt, for an equity consideration amounting to NOK 2.8 billion;
- The injection of new capital through, i) a Directed Equity Issue of NOK 2 billion, and ii), a Public Rights Offering of NOK 1.5 billion;
- The conversion of NOK 4.5 billion of borrowing into subordinated bonds due on 30 October, 2011, with no interest to be paid for the period up to 30 October, 2006, and the rescheduling of debt in excess of NOK 4 billion into a bullet term loan due on 31 December, 2004.



KJELL INGE RØKKE
CHAIRMAN

TORE TØNNE
VICE CHAIRMAN

ANDERS ECKHOFF

YNGVE HÅGENSEN

At the beginning of January, 2002 the Group announced that it had received all required approvals from its lenders – and the Board was in a position to declare the refinancing of the Group, completed.

The effect of the new debt structure is that the Group has stable long-term financing in place, and will benefit from significantly reduced interest costs in the years to come. Furthermore, the shares under the Directed Offering of NOK 2 billion, were fully subscribed and paid in January and the subscription of NOK 1.5 billion of new capital in a Public Rigths Offering was completed in the same period, and similarly – fully subscribed and paid during February, 2002. The final phase of the restructuring plan, the merger with Aker Maritime, is expected to be closed during the middle of March, 2002.

Following the successful completion of the refinancing, the accounts have been prepared on the assumption of a going concern.

The Board would like to acknowledge the co-operation from the Group's lenders during this period of uncertainty in 2001 – and their participation in the final agreements for the refinancing of the Company.

ORGANISATION AND MANAGEMENT

As part of the discussion with shareholders and lenders over the future of the Group, it was agreed that the President & CEO, Kjell E. Almskog, appointed in December, 1998, should step down. He retired from his position on 1 November, 2001, and was succeeded by Kristian Siem, a Director at the time, who accepted the responsibility for a transitional period.

On 21 December, 2001, the Board appointed Helge Lund as President & CEO of the Group. He took up his position with effect from 1 January, 2002.

In January 2002, the Group announced that it would regard all four major areas of activities, being Oil & Gas, E&C (Engineering & Construction), Pulp & Paper and Shipbuilding as core business areas. At the same time, the Group announced certain changes to its senior management Group, among them the appointment of Trond Westlie, as the new Chief Financial Officer of Kværner ASA. He took up his position on 1 February, 2002.

COMBINATION OF KVAERNER OIL & GAS AND AKER MARITIME

One pivotal element of the plan to secure the future of the Kvaerner Group was the merger of the oil services operations of Kvaerner Oil & Gas with Aker Maritime. The new organisation, with estimated combined revenues of NOK 20 billion, will become the largest activity in the Group.

In the last half of the 90s, the oil and gas market developed to an extent that high demands were placed on the oil service companies. Projects became larger, more complex, and inherently came with higher risk – and the market has also seen a consolidation among the oil companies. The combination of Kvaerner Oil & Gas and Aker Maritime will create a strong world-class provider of technology, products, and services, which will meet the requirements in the market with strength. The new company will have a substantial potential for international growth – offering an attractive range of products and solutions for the entire value chain in offshore oil and gas production. A strong focus will be placed on delivering predictable operating performance and profitability, in line with the best comparable peers.

Kvaerner believes that the combined development and commercialisation of technologies, improved productivity and capacity optismisation, will lay the foundation of profitable growth for the new organisation. One area of particular focus will be the regions with deepwater field development activity and / or conditions similar to those experienced in the North Sea.

Aker Kvaerner will be a market leader within many segments. Floating production platforms, process systems, drilling systems, subsea systems, mooring and advanced marine operations are a few examples. The Company will have a track record second to none from demanding deliveries of complete offshore installations, including engineering, procurement and construction (EPC) that are second to none. Through these projects, the Company has also built up competence and execution models with a high degree of reliability, an expertise in its own right, which is attractive to the many upcoming international projects. Aker Kvaerner will have a strong presence with personnel with state-of-the-art competence in almost all of the most interesting geographic locations.



ÅSMUND KNUTSEN REIDAR LUND ELDAR MYHRE ROLF UTGÅRD

The integration planning started in December 2001, with the expectation that the integration would become effective in mid-March 2002, pending necessary approvals from the competition authorities and lenders.

A new organisation structure was drafted in early 2002 as part of the planning process, and Sverre Skogen, the President & CEO of Aker Maritime ASA, was appointed President-designate of the new company. The management team for the new company, which is called Aker Kvaerner, was announced at the end of January, 2002.

Aker Kvaerner has five divisions: Products & Technologies, Field Development North Sea, Deepwater Field Development, MMO Norway, and MMO UK.

INCOME AND RESULTS

Group revenues for the year amounted to NOK 45 billion (2000: NOK 44.3 billion, adjusted for the sale of Construction in the third quarter). Three out of the four major business areas (Oil & Gas, E&C, and Shipbuilding) showed increased revenues in 2001. Pulp & Paper saw a small decline.

The development of the results throughout the year was mirroring the emerging problems of the Group. As problems became more apparent, the results deteriorated significantly throughout the second half of the year. This led to a highly unsatisfactory result for the year as a whole.

Following their reviews at the third quarter, the Board decided to make substantial provisions in some of the business areas, related to completion problems and disputes on a number of contracts. Furthermore, it was decided to make provisions and write-downs of NOK 3.5 billion related to certain exposures, operational assets, and financial investments. In the fourth quarter, it was deemed necessary to take further write-downs and provisions of NOK 0.5 billion – related mainly to the Greenfield pulp factory in France and the Karbomont factory producing carbon black and hydrogen in Canada. This made the total for such exceptional write-downs and provisions, NOK 4.0 billion. Of this amount, NOK 2,367 million affected the operating result and NOK 1,632 million was related to financial items.

In the fourth quarter of the year, the operating result was adversely affected by considerable costs resulting from the total refinancing of the Group – and the reorganisation of the Group's senior management with significant redundancy costs. Additional provisions were also taken on several contracts – primarily in the E&C business area.

During preparation of the Group's financial statement for 2001, in January 2002, it was discovered that some historical costs within the Oil & Gas business area had not been recognised in line with the progress of the projects. The project costs in question amounted to NOK 231 million in total, before a reversal of NOK 200 million in unutilised central reserves. The net effect in the Group accounts was NOK 31 million – and this figure was included in the exceptional provisions and write-downs recorded in the fourth quarter.

The full-year operating loss for the Group, before exceptional items, amounted to NOK 755 million (2000: a profit of NOK 968 million). Including sales gains of NOK 285 million and exceptional items of NOK 2,367 million, the operating loss was NOK 2,837 million.

The provisions and write-downs related to operational items in the Group's financial statement are:

- NOK 374 million provision against assets and commitments relating to the shipyard in Philadelphia, reflecting the weak result forecast for the business, the commitment to build two vessels, and a lack of firm orders;
- NOK 82 million provision against the value of the assets in the Romanian operations;
- NOK 1,600 million write-down of the pension asset, following a decrease in the value of the equity investments of the pension fund;
- NOK 57 million write-down of Oil & Gas project costs (NOK 31 million) and a provision against lease commitments (NOK 26 million) related to an Oil & Gas UK fabrication plant;
- NOK 254 million provision made to cover certain other exposures. These included the assumed financial consequences of an arbitration related to a dispute concerning a contract which Pulp & Paper completed in Asia in 1998.


OPERATING REVENUES
AMOUNTS IN NOK MILLIONS
100 000
80 000
60 000
40 000
20 000
0
91 92 93 94 95 96 97 98 99 00 01


ORDER INTAKE/ORDER RESERVE
AMOUNTS IN NOK MILLIONS
100 000
80 000
60 000
40 000
20 000
0
91 92 93 94 95 96 97 98 99 00 01
Order intake
Order Reserve

Net financial expenses, before write-downs and provisions related to financial assets and investments, amounted to NOK 492 million (2000: NOK 730 million. Net interest expense amounted to NOK 482 million (2000: NOK 770 million). Including the provisions, and write-downs in the book value of financial assets and investments of NOK 1,632 million, the financial expenses amounted to NOK 2,124 million.

The provisions and write-downs related to financial investments in the accounts were:

- NOK 1,035 million write-down of the book value of the investment in the Sea Launch venture;
- NOK 96 million write-down for various associates/ partnerships investment (including Jo Sypress, NOK 53 million);
- NOK 501 million write-down and provisions related to the Greenfield and Karbomont investments.

The result before tax for the year was a loss of NOK 4,961 million.

ORDER INTAKE AND RESERVE

Order intake for the year amounted to NOK 34.9 billion (2000: NOK 54.8 billion, adjusted for the sale of Construction). The order reserve at the year-end was NOK 36.6 billion. This is a marked reduction compared to the end of the preceding year, mainly caused by the working off of the strong order reserve at Masa-Yards, in addition to weaknesses in E&C and Pulp & Paper.

The key difference in intake is due to an exceptionally strong order intake in 2000 at Masa-Yards, and a reduced order intake in the rest of the Group due to the depressed trading conditions during the fourth quarter of 2001. In 2000, Masa-Yards booked orders worth NOK 18.3 billion, which secured full capacity utilisation until the end of 2002. During 2001, the order intake at Masa-Yards amounted to NOK 933 million.

OPERATING PERFORMANCE

The underlying performance of the Group's activities showed a mixed picture in 2001. Oil & Gas performed steadily throughout the year for all its line of businesses, while the results in E&C turned from a profit to a significant loss.

Positive results in the Fiberline business stream of Pulp & Paper were offset by severe losses in the Chemetics and Power businesses. The result at Masa-Yards continued to improve throughout the year, but this was offset by the losses in Philadelphia.

Oil & Gas

The Oil & Gas business area showed good progress in 2001. All five divisions in the area had good workload and capacity utilisation throughout the year, and they were all profitable with acceptable profit margins, except for MMO – Maintenance, Modification and Operation.

Major projects in the Field Development business stream in 2001 included the Snorre B semi-submersible – a joint venture with Aker Maritime – and Grane, both of them contracted by Norsk Hydro. Furthermore, the modification and rebuild of Petrojarl I production vessel for PGS was completed during the year.

The Oilfield Products business stream delivered a large number of X-mas trees and control systems; several of them designed for production at depths of 3,000 metres.

The demand for umbilicals remained strong, and in January of 2002 the Group approved an investment for a new production facility, possibly to be located in the Gulf of Mexico area.

The project portfolio for the Process Systems activities, which mostly comprises process packages, continues to be global, with customers in all major areas of the upstream business. KPS had results ahead of budget for the full year with strong performances in Australia and Canada, partially offset by lower activity in Norway and UK.

Oil prices have been highly volatile and increased from the low level in 1999 of approximately US$10 per barrel to a level above US$30 per barrel in the first quarter of 2000. Oil prices are currently US$18-24 per barrel. The anticipated continuation of a stable oil price and the continuing need for energy is likely to lead to increased levels of activity within offshore oil and gas field developments worldwide, and therefore there is a stronger demand outlook in the industry.

The operating profit for the Oil & Gas business area for the year, before exceptional items and sales gains, was NOK 350 million (2000: NOK 148 million). The business area booked a gain of NOK 125 million on the sale of the onshore engineering activities to Yukos Oil Company of Russia, and the profit before tax was NOK 383 million. The result was negatively affected by an adverse adjustment of NOK 31 million related to the write-off of costs on completed projects.

Full-year order intake for the year was NOK 13 billion and the order reserve at year-end NOK 9.2 billion – both were in line with the preceding year.

The future of the business area will be strongly affected by the merger of the operations of Aker Maritime into Kvaerner Oil & Gas. This merger is expected to be effective from mid-March, 2002. (See page 10.)

The next three years will see a forecast near-doubling of capital investment in the Gulf of Mexico and West African regions – with deepwater projects dominating the focus of major oil companies. The future oil and gas business, Aker Kvaerner, is positioning itself to take advantage of this shift in emphasis – with many of its businesses well-placed for capturing an increasing market share.

E&C (Engineering & Construction)

After a number of years with improving results, the situation for E&C changed dramatically in 2001. The business area was hit by a severe downturn in some of its major markets as well as project execution difficulties, completion problems and disputes related to a number of major projects, including: CalEnergy (a zinc recovery plant in the USA); Tosco (a polypropylene plant in the USA); Ipsco (a plate steel facility in the USA); Lyondell (a Butanediol plant in the Netherlands); and Holborn Europa (an auto fuels refinery in Germany).

Whilst a rigid risk-assessment process is applied to all potential contracts, management is taking immediate steps to assess critically the implications of risk attached to similar projects in the future. The Group is also conducting a thorough review of its project execution methodologies – and is implementing a process of change where appropriate. In the latter half of 2001, a senior project manager was appointed by the business area to audit the execution processes of all new major projects.

The division hardest hit by deteriorating market conditions was Metals, and particularly in the important region of the United States. The absence of investment willingness in the American iron and steel industry, gave a severe under-recovery of costs in the business area. Measures were taken to scale down the size of the operations as quickly as possible, but it could not avoid a major operating loss to be recorded in this division. The loss increased further as a result of provisions related to project disputes, the biggest one in relation to CalEnergy over a zinc recovery project in California, USA. The total provision for this project in 2001, which also adversely affected the results of other divisions within E&C, was NOK 313 million.

The result of the Process division was negatively affected by losses on a certain number of projects, the major one being a polypropylene plant under construction – Tosco, New Jersey, USA. Changes undertaken by the customer and severe labour shortages resulted in delays and cost overruns and have caused E&C to make a loss provision in the 2001 accounts of NOK 369 million.

The downturn in some of the important segments in the American market, was partially offset by a positive development in the Power sector. E&C was involved in the construction of eight major power plants during the year and gradually transferred resources from the Metals sector into these projects. The Power projects produced good results for the Union and Non-Union Construction divisions.

The operating result, before sales gains, of the E&C business area for the year was a loss of NOK 747 million (2000: a profit of NOK 508 million). The pre-tax result was a loss of NOK 535 million.

The full year order intake was NOK 15.6 billion and the order reserve at the end of the year was NOK 10.3 billion. (See page 16).

Pulp & Paper

The business area entered 2001 with a satisfactory order reserve and positive expectations. The development was, however, very disappointing for the Chemetics and the Power divisions, due to project losses and disputes as well as a weakening market for the Chemetics activities.

Chemetics experienced a very adverse development on a project in Australia, essentially caused by industrial actions – resulting in delays and cost increases, and on a project in Chile, due to technical problems. In Australia, Chemetics


TURNOVER BY GEOGRAPHICAL AREA
AMOUNTS IN NOK MILLIONS
50 000
40 000
30 000
20 000
10 000
0
91 92 93 94 95 96 97 98 99 00 01
Norway
Rest of Europe
Rest of the world

entered into a contract with Orica Australia in late 1998 to supply two chloralkali plants at Laverton and Botany Bay. The latter was completed within time and budget, but the Laverton plant has been adversely effected by industrial action, resulting in delays and cost overruns. The project was finally completed in February 2002.

Furthermore, a loss provision was taken for a project dispute in the Power division, where arbitration in Singapore, contrary to expectations, went against the Group's. The Fiberline business had a good year and produced satisfactory results. In the fourth quarter of the year the Recycling and Dewatering business was sold to Voith Paper of Germany.

The operating result for the Pulp & Paper business area for the year before exceptional items and sales gains, was a loss of NOK 100 million (2000: a profit of NOK 183 million). The pre-tax result was a profit of NOK 68 million.

Order intake for the year was low – and the position was adversely affected by the financial problems of the Group emerging in the latter half of the year.

Total order intake for the year was NOK 3.4 billion, and the order reserve at year-end was NOK 1.9 billion, which is significantly weaker than at the end of 2000. (See page 22.)

Shipbuilding

The three yards in the Shipbuilding business area, the Masa-Yards in Finland, the Warnow Yard in Germany, and the Philadelphia Yard in the USA, showed varying results. In total, the operating profit of the area amounted to NOK 85 million. Order intake for the year was NOK 2.7 billion and the order reserve at the end of the year was NOK 14.8 billion.

The two Masa-Yards showed improving results with an operating profit of NOK 357 million – an improvement over the preceding year. This was mainly due to a comprehensive and systematic improvement programme being implemented at the yards and adjustments to the production process.

The major customer segment for the Masa-Yards is the cruise operators.

No significant orders were placed at the yard in 2001. However, the order reserve at the year-end will keep both yards fully utilised until the end of 2002.

Positive signs of a gradual recovery in the cruise industry are starting to develop in 2002, with a Memorandum of Understanding signed in January (subject to financing by the customer) with the U.S.-based health resort company Canyon Ranch, of Tucson, Arizona, to build two luxury spa/health resort cruise ships, for a total value of EUR 450 million. The two vessels, each of about, 37,000 gross tons, are due for delivery in 2004 and 2005, respectively.

The result at the Warnow yard was adversely affected by the delays in the construction of the Stena Don drilling rig which was delivered in September – and the knock-on effects that had on other orders. The operating loss for the year was NOK 47 million. During the year, the yard signed contracts for a total of ten of its standard CV2500 TEU design container vessels – all with German ship owners. Four of these contracts signed in December are conditional upon subsidies. Delivery of the final vessel in this series will be during the first quarter of 2003, forming a good workload for 2002 and beyond.

In Philadelphia, the reconstruction of the former naval yard was completed and the building of the first ship commenced in the second quarter. Kvaerner has an obligation to purchase the two first ships to be built at the yard at cost, to the extent no commercial buyer is found. At the end of 2001 no contract had been secured for the first ship. A significant loss provision and write-off of assets were recorded in the 2001 accounts. The operating loss for the year amounted to NOK 225 million. (See page 27.)

INVESTMENTS, FINANCING AND LIQUIDITY

CASH, BANK DEPOSITS AND DEBT

During the third quarter of 2001 the Group experienced a growing pressure on its liquidity, mainly caused by capital being tied up on problem projects in E&C and the delay in the completion of a drilling rig at the Warnow Yard.

In anticipation of such a development, the management started negotiations in July with two banks to secure necessary short-term facilities. A loan facility of NOK 1 billion was established by one bank, repayable upon delivery of the Stena Don rig. A further substantial facility was negotiated with the second bank. However, the bank's credit committee did not approve the facility when it met for final approval on

12 September. This created a difficult situation and the Group immediately entered into negotiations with its lenders to meet short-term needs for cash. This need was met with a NOK 800 million facility (of which NOK 630 million was utilised), together with an additional NOK 500 million facility later in the year to bridge an identified liquidity gap. A NOK 350 million part-repayment of this latter facility was made before the year-end, and the balance of NOK 150 million was repaid in January 2002.

The liquidity shortfall increased Group efforts to free-up available capital and to sell assets. Two transactions were completed as result of these efforts.

First, the Group announced in early November that it had agreed a US$22 million insurance settlement in respect of coverage provided for a U.S.-based E&C project. During November, the Group also announced that it had completed the sale of the Hydrocarbons and Process Technology businesses to Yukos Oil Company.

Completion of the sale was accelerated, and the total consideration for the transaction amounting to NOK 930 million was paid to Kvaerner in cash during the month.

Whilst completing the third quarter financial statement, it became apparent that the Group might be in breach of its financial covenants due to the increase in working capital, anticipated provisions and the weak trading results. As a result, the Group requested a suspension of the existing loan covenants pending the outcome of the ongoing financial restructuring. The lenders granted this suspension. (See note 22, page 73.)

Net interest bearing liabilities at the end of the year amounted to NOK 6.3 billion, an increase of NOK 879 million since the end of 2000. The change includes a write-down of NOK 1.3 billion of loans to the Sea Launch venture and Greenfield.

Gross interest-bearing debt of the Group amounted to NOK 9.9 billion at the end of the year.

Net short-term operating assets at the end of the year amounted to NOK -403 million, compared to NOK 1.1 billion at the end of the preceding year. Cash flow in the year before financing was positive at NOK 429 million.

Despite the fact that the Group had some NOK 2.9 billion in cash at the year-end, the liquidity position at this time remained difficult. Almost 50 per cent of the funds were available for use only by the entities holding the cash. In addition, the severe situation of the Group had a negative impact upon the free transfer of the remaining cash between business units.

INVESTMENTS, ACQUISITIONS AND ASSET DISPOSALS

As explained in the section 'Income and Results' of this report on page 43, the Board decided during the third and fourth quarters to make NOK 1,632 million of write-downs and provisions related to financial assets and investments. Of this total amount, NOK 501 million relates to write-downs in the Greenfield and Karbomont investments – NOK 368 million of which was booked in the fourth quarter. For Greenfield, the write-down was made in addition to the write-down made in the third quarter as market conditions showed no signs of recovery – with pulp prices continuing to be below expectation. For the Karbomont project, a combination of interruptions in production, poor product quality and the identification of yet further obstacles to the resolution of these issues, prompted a re-evaluation of the carrying values of the investment and related commitments.

During the second quarter of the year it was announced that the Group had entered into an agreement to acquire Enercon Engineering, Inc., a Houston-based design, engineering and project management company, employing some 100 people.

The major sale of assets during the year was the agreement with Yukos Oil over the sale of Kvaerner Hydrocarbons and Kvaerner Process Technology for a total consideration of NOK 930 million, producing a net gain of NOK 273 million (subject to the completion of final accounts). Furthermore, an agreement was reached to sell the Recycling and Dewatering activities of Pulp & Paper to Voith Paper Holding GmbH of Germany for a net consideration of NOK 41 million, producing a nominal gain.

ENVIRONMENT, HEALTH AND SAFETY

The 'H' value is defined as the total number of lost-time incidents per million man-hours. Kvaerner's 'H' value continued the positive trend established in the last seven years by falling from a high of 80 – to 7.6 in 2000, and to a level of 7 in 2001. This figure would have been further improved, however, if it were not for a less than satisfactory result from Shipbuilding. A sub-supplier to an Iranian project where Kvaerner was engaged in project management, suffered a fatal accident.

A welcome achievement is the fact that some 50 per cent of all Kvaerner's Oil & Gas actvities are now ISO 14000 certified – and the Pulp & Paper activities are scheduled for certification during 2002.

The polluting effects on the environment of Kvaerner's business activities are very limited. Even so, the Group is placing major emphasis on a further reduction in the use of non-recyclable or non-reusable materials and a further reduction of energy consumption and emissions to air. During the year, energy consumption was reduced in the Group as a whole by some 5 per cent, on a comparable basis.

Further information regarding the Group's EHS performance is to be found on page 34, and in reports published separately by the business areas.

OTHER ITEMS

The Group continues to carry significant investments in its balance sheet where recoverability depends on further improvement in performance. (See note 14, page 67.)

As a major international contracting business, Kvaerner will at any time be involved in a number of legal and contractual disputes and claims, as described in Note 14, page 67.

The accounting treatment in relation to such matters is based on the information and advice available to management at the time.

Inevitably, such circumstances and information are liable to change in subsequent periods and thus the eventual outcome may be better or worse than the judgements made in presenting interim financial information.

SHAREHOLDER ISSUES

OWNERSHIP SITUATION

In July 2000, Aker Maritime ASA announced that it had secured options to buy 26.4 per cent of the outstanding shares in Kvaerner. Following a discussion with the European Competition authorities, Aker Maritime ASA settled for an ownership of 17.8 per cent.

At the Annual General Meeting held on 4 May, 2001, shareholders approved a proposal from the Nomination Committee which involved the election of three new Directors and the re-election of three directors. Harald Arnkværn was elected as Chairman of the Board.

At the beginning of the fourth quarter, the Russian oil company, Yukos Oil, through one of its subsidiaries, acquired in excess of 12 per cent of the shares. Yukos later launched a tender offer to acquire further shares. At the conclusion of the offer period, Yukos Oil had increased its shareholdings to 22 per cent.

Later in the quarter, Aker Maritime ASA increased its shareholding to 24,9 per cent. Following the refinancing and the completion of the merger of the Aker Maritime operations into Kvaerner Oil & Gas (anticipated in March 2002), Aker Maritime ASA will controls approximately 49,9 per cent of the Kvaerner shares.

On 13 February, after completion of the Directed Issue and the Rights Issue and merger, the five biggest shareholders held 60.66 per cent of the shares and the corresponding number for the ten biggest was 66.31.

A new Board was elected at the Extraordinary General Meeting on 19 December 2001. The new Board appointed Kjell Inge Røkke as its Chairman and Tore Tønne as its Vice-Chairman.

The Board currently consists of five non-executive Directors elected by the shareholders, together with three representatives of the employees.

INVESTIGATION

At the Company's EGM on 2 November, 2001, Aker Maritime asked shareholders to consider the initiation of an independent investigation regarding the administration of Kvaerner, and the fulfilment of its disclosure obligations towards shareholders and the market, in general, from 1 July, 1998, to that date. At the EGM, shareholders considered the proposal, but did not approve it.

However, the votes in favour of the resolution exceeded the level of support required for any individual shareholder to apply to the Courts for such an investigation under the Norwegian Public Companies Act. One shareholder has applied to the Probate Court to initiate such investigation; this application is currently pending.

Subsequently, the new Board of Kvaerner has decided that, in order to obtain a full understanding of events that contributed to Kvaerner's financial problems in the second half of 2001, it is necessary to carry out such an investigation. The Board has therefore decided to appoint a committee to carry out an internal investigation – provided that the investigation referred to above is not initiated.

The Oslo Stock Exchange (OSE) has announced that it is conducting a review as to whether the Company has complied with its disclosure obligations in connection with the financial difficulties of the Kvaerner Group.

ARTICLES OF ASSOCIATION

At the December Extraordinary General Meeting, the Articles of the Association was revised and with a number of amendments approved in order to bring it in line common practice of listed companies. The main amendments were the removal of the article regarding trading restrictions for the Kvaerner shares and the article regarding mandatory offers.

EQUITY

The agreed solution for the refinancing of the Group involved a number of transactions affecting the share capital of the Kværner ASA. Under the first resolution approved by shareholders at the Extraordinary General Meeting held on 19 December, 2001, the share capital was reduced by way of a reduction of the par value of the shares from NOK 12.50 to NOK 1. This was in order to facilitate connected share issues to be subscribed at a subscription price below the original par value. In two subsequent transactions, the share capital was increased by 250 million shares by way of a directed share issue to major institutional and private investors and by 187.5 million shares by way of a Rights Issue. At a subscription price of NOK 8 per share, the equity of the Group was strengthened by a total of NOK 3.5 billion in these transactions, less costs.

In a final transaction, 350,000,000 new shares will be issued in a Directed Issue to Aker Maritime ASA when the merger of the operations of Aker Maritime into Kvaerner Oil & Gas is approved and can be completed.

These transactions have and will take place in 2002, and will increase the equity of the Group in this year.

At 31 December, 2001 the equity of the Group was NOK 2,001 million and the equity ratio 7.0 per cent.

SHARE PRICE DEVELOPMENT

With the financial problems emerging mid-year, the share price started to weaken. The biggest drop came in the middle of September. During this period, the Group made announcements that it would need to secure new short-term loan facilities to meet the immediate need for liquidity and financial stability longer-term. From its peak of the year in May, 2001, the share price dropped by 86.5 per cent until the year-end.

PARENT COMPANY ACCOUNTS

Kværner ASA' s profit and loss account for 2001 shows an after-tax loss of NOK 4 567 million, primarily due to the write-down of investments in subsidiaries - and loans to Sea Launch, against a loss of NOK 177 million for 2000.

The Board proposes that the after-tax loss of NOK 4,567 million is covered by charging NOK 721 million against Other Equity and the rest, NOK 3,846 million against the Share Premium Reserve. This will leave a distributable equity of zero.

At the end of 2001, the Parent Company had 28 employees. The remuneration to the Directors, the President & CEO and the auditors, is shown in notes 3 and 5, pages 82 and 83.

OUTLOOK FOR 2002

The Board is of the opinion that the refinancing of the Group, and the strengthening of the Oil & Gas activities through the merger with Aker Maritime, will provide a sound financial and industrial platform for the Group going forward. The major strategic objective for the Group is to improve profitability of the operations through comprehensive risk control procedures, enhanced management capabilities and increased productivity.

A significant step in this direction was the establishment with Aker Yards of a new management company in February 2002, with operating responsibility for Kvaerner Shipbuilding and Aker Yards. Through their combination of resources the overall management of the Group's shipyards will be strengthened and synergies will be achieved from the sharing of technology, strengthened market capability and reduced procurement costs.

Whilst the Group's operational risk policies have seen improvement generally in recent years, the evidence of several problem contracts in 2001 has demonstrated that these policies have not yet been implemented to a satisfactory level. Further intensive efforts are to be made in 2002 to upgrade the Group's policies, and to intensify the risk management process in order to reduce the Group's exposure in the future, although this will take time.

The Board has initiated a comprehensive strategical review of all operating units and corporate functions with the objective of finalising a business plan in early autumn, 2002. At the same time, a management audit review has been launched to identify major risk drivers and to evaluate measures to achieve an improved balance between risk and reward.

2001 was a very difficult year for Kvaerner. But with a sound financial platform now firmly established, there is a clear understanding of the operational challenges. And the Board is now commited to turning its efforts towards the need for rebuilding confidence among all Kvaerner's stakeholders, worldwide.

With a determined global effort to communicate the recent changes in Kvaerner – the Group can once again move forward – and the Board is confident that 2002 will see a return to stable, sound management, and a gradual improvement in operational performance.

Oslo, 26 February, 2002

KJELL INGE RØKKE
CHAIRMAN

TORE TØNNE
VICE CHAIRMAN

ANDERS ECKHOFF

YNGVE HÅGENSEN

REIDAR LUND

ÅSMUND KNUTSEN

ELDAR MYHRE

ROLF UTGÅRD

HELGE LUND
GROUP PRESIDENT & CEO



CONTENTS

ACCOUNTS & NOTES 2001



CONSOLIDATED PROFIT AND LOSS ACCOUNT

1 JANUARY - 31 DECEMBER

AMOUNTS IN NOK MILLIONS	NOTE	2001	2000	1999
Operating revenues	4	**45 011**	**54 472**	**70 864**
Materials, goods and services		31 417	38 086	50 926
Salaries, wages and social security costs	15, 17	11 439	11 231	14 698
Other operating expenses		2 125	3 134	3 860
Depreciation	10, 11	785	1 053	1 362
Total operating expenses		**45 766**	**53 504**	**70 846**
Operating profit(+) / loss(-) before exceptional items		**- 755**	**968**	**18**
Profit on disposals	1.2	285	675	527
Exceptional items	9	- 2 367	- 400	- 5 237
Operating profit(+) / loss(-)	4	**- 2 837**	**1 243**	**- 4 692**
Net financial items	3, 18	**- 492**	**- 730**	**- 808**
Provisions and write down of financial investments	3, 18	**- 1 632**	**-**	**-**
Profit(+) / loss(-) before tax	4	**- 4 961**	**513**	**- 5 500**
Tax	12	-	- 144	- 101
Net profit(+) / loss(-)		**- 4 961**	**369**	**- 5 601**
Minority interests		- 10	8	23
Majority share		- 4 951	361	- 5 624
Average number of shares [1]		106 633 916	83 735 536	58 553 686
Earnings per share [2]		**- 46.43**	**4.31**	**- 96.05**

[1] In October 2000 the two share classes in Kvaerner were merged into one class. To compensate the holders of A-shares they were offered, at a discount rate, one new share for every five A-shares currently held. The average number of shares in 1999 has been adjusted for the dilution effect caused by these shares offered at discounted prices .

[2] Majority share of net profit(-loss)/average number of shares

AMOUNTS IN NOK MILLIONS	NOTE	2001	2000	1999
Assets				
Fixed assets:				
Deferred tax assets	5, 12	769	1 012	1 154
Goodwill, etc	5, 10, 11	1 931	2 292	2 438
Total intangible fixed assets		**2 700**	**3 304**	**3 592**
Total tangible fixed assets	5, 10	**4 053**	**4 786**	**6 221**
Other long-term receivables	5, 17	2 874	4 487	4 033
Interest-bearing long-term receivables	20, 21	287	1 451	1 240
Long-term investments	18, 19	253	640	2 615
Other long-term financial assets	18	615	525	413
Total financial assets		**4 029**	**7 103**	**8 301**
Total fixed assets		**10 782**	**15 193**	**18 114**
Current assets:				
Interest-bearing short-term receivables	20	403	355	344
Other current operating assets	5, 6, 7	14 490	15 235	23 200
Total receivables and stocks		**14 893**	**15 590**	**23 544**
Total short-term investments	18	**15**	**14**	**15**
Total cash and bank deposits	20	**2 882**	**1 859**	**2 399**
Total current assets		**17 790**	**17 463**	**25 958**
Total assets		**28 572**	**32 656**	**44 072**
Liabilities and shareholders' equity				
Equity:				
Capital paid in	2	6 098	6 098	3 510
Accumulated profit (+) / loss (-)	2	-4 180	1 151	899
Minority interests		83	90	117
Total equity incl. minority interests		**2 001**	**7 339**	**4 526**
Liabilities:				
Deferred tax liabilities	5, 12	1 050	1 244	1 276
Other long-term liabilities	5, 17	749	872	1 023
Total provison for long-term liabilities		**1 799**	**2 116**	**2 299**
Interest-bearing long-term borrowings	20, 22, 23, 24, 25	**9 296**	**8 258**	**13 106**
Interest-bearing short-term borrowings	20, 22, 24	583	835	509
Other current operating liabilities	5, 8	14 893	14 108	23 632
Total current liabilities and borrowings		**15 476**	**14 943**	**24 141**
Total liabilities		**26 571**	**25 317**	**39 546**
Total liabilities and shareholders' equity		**28 572**	**32 656**	**44 072**

Oslo, 26 February, 2002

KJELL INGE RØKKE
CHAIRMAN

TORE TØNNE
VICE CHAIRMAN

ANDERS ECKHOFF

YNGVE HÅGENSEN

REIDAR LUND

ÅSMUND KNUTSEN

ELDAR MYHRE

ROLF UTGÅRD

HELGE LUND
GROUP PRESIDENT & CEO

CONSOLIDATED STATEMENT OF CASHFLOW

1 JANUARY - 31 DECEMBER

AMOUNTS IN NOK MILLIONS	NOTE	2001	2000	1999
Cashflow from operating activities				
Profit (+) / loss (-) before tax		-4 961	513	-5 500
Tax paid		-121	-34	- 150
Depreciation		785	1 053	1 362
Profit on the disposal of business and fixed assets		- 325	- 675	- 527
Exceptional items		2 367	400	5 237
Provisions and write down of financial investments		1 632	-	-
Profit (-) / loss (+) from associated companies		70	54	21
Changes in other net operating assets	B	- 582	-1 447	-5 126
Net cashflow from operating activities		**-1 135**	**- 136**	**-4 683**
Cashflow from investing activities				
Acquisition of subsidiaries (-)				
net of net cash acquired (+)	A	- 166	-	-
Purchase of fixed assets		- 368	- 615	- 720
Disposal of fixed assets		138	69	608
Cash from sales of businesses	B	2 168	3 143	4 311
Changes in other long-term assets		- 152	- 518	364
Changes in interest-bearing short-term receivables		- 12	-	56
Changes in interest-bearing long-term receivables		- 44	- 199	- 134
Net cashflow from investing activities		**1 564**	**1 880**	**4 485**
Cashflow from financing activities				
Proceeds of long-term loans		8 579	3 424	955
Proceeds of short-term loans		167	588	-
Repayment of long-term loans		-7 553	-8 738	-2 649
Repayment of short-term loans		- 413	- 220	- 393
Proceeds from issue of share capital (incl. share premium)		-	2 588	1 936
Net cashflow from financing activities		**780**	**-2 358**	**- 151**
Translation adjustments		- 186	74	56
Net decrease(-)/ increase (+) in cash and bank deposits		**1 023**	**- 540**	**- 293**
Cash and bank deposits as at 1 January		1 859	2 399	2 692
Cash and bank deposits as at 31 December	***(see note 20)***	**2 882**	**1 859**	**2 399**

A-Acquisition of subsidaries

The cashflow from the acquisition of subsidaries is presented as cash paid for the shares net of cash acquired. In 2001, the total for the acquired business was NOK 175 million and cash deposits in this business at the time of acquisition amounted to NOK 9 million.

	2001	2000	1999
B-Sales of businesses			
Cash received	2 168	2 778	4 311
Cash sold	-	- 176	-
Net interest-bearing items taken over by buyers	-	541	-
Net cash	**2 168**	**3 143**	**4 311**
of which sale of net operating assets	**-1 436**	**-1 055**	**1 776**

GENERAL

The accounts of Kvaerner are presented in conformity with Norwegian legislation and Norwegian generally accepted accounting principles. The accounts are prepared in accordance with generally accepted accounting principles, including the transaction, accrual, matching, prudence and congruency principles. In cases of uncertainty, best estimates are utilised and the effects of hedging are taken into consideration. The accounts are prepared under consistent principles and in accordance with the going concern assumption.

CONSOLIDATION PRINCIPLES

Consolidated companies

The consolidated accounts comprise the Company and all the subsidiaries in which the Parent Company directly or indirectly has the ability to control the decision making process. The results of companies acquired/sold during the year are included from/to the date of acquisition/sale.

Elimination of intra-Group transactions

All material transactions, profits and balances between companies in the Group are eliminated.

Elimination of shares in subsidiaries

Shares in Group companies are eliminated in the consolidated accounts using the purchase method. The difference between the purchase price of the shares and the book value of the acquired equity is analysed. Any excess of purchase price over fair value, due to expectations of future profits, is capitalised as goodwill and amortised in the profit and loss account in accordance with the underlying assumptions but with no less than 5 per cent annually.

Translation of foreign subsidiary accounts

Profit and loss accounts of non-Norwegian subsidiaries are translated to Norwegian kroner (NOK) using the average exchange rates for the year. The balance sheets of non-Norwegian subsidiaries are translated to NOK at the year-end exchange rates. Differences arising from different rates of exchange compared to exchange rates at the year-end are taken to reserves. The same applies to the effect of exchange rate fluctuations on loans in the subsidiaries' reporting currency which were raised to hedge the balance sheet value of the Group's investment in the subsidiaries.

In the consolidation of subsidiaries performing their business in a high-inflationary environment, the accounts are converted from the local currency to a functional currency before translation to Norwegian kroner. The purpose of the conversion process is to arrive at accounts as close as possible to the situation had the accounts been originally held in the functional currency.

Associated companies

Associated companies are undertakings in which the Group holds between 20 and 50 per cent of the voting shares and is in a position to exercise considerable influence. Investments in associated companies are accounted for in accordance with the equity method. The Group's share of the results is based on the Company's profit after tax less amortisation of acquisition costs in excess of the book value of net assets. Profits in associated companies are included within the financial income caption in the consolidated accounts and included in the balance sheet under long-term investments.

VALUATION AND CLASSIFICATION PRINCIPLES

Current assets and liabilities

Items in the operating cycle and items falling due within one year are classified as current assets and liabilities.

Shares

Investments in shares are valued on a portfolio basis at the lower of the acquisition cost and the market value. Items classified as current assets and long-term financial assets are valued separately.

Contracts

The Group's activities relate mainly to customer contracts entered into prior to production.

Engineering and Construction contract revenues are recognised using the percentage of completion method, based primarily on contract cost incurred to date compared to estimated contract costs. When the final outcome of a contract cannot be reliably estimated, contract revenue is recognised only to the extent of costs incurred that are expected to be recoverable. Losses on contracts are fully recognised when identified.

Contract revenues include variation orders, disputed amounts and incentive bonuses which are recognised when, in management's view, their realisation is probable and the amount can be measured reliably.

Contract costs include costs that relate directly to the specific contract and costs that are attributable to contract activity in general and can be allocated to the contract. Costs that cannot be attributed to contract activity or cannot be allocated to a contract are excluded from the costs of a construction contract.

Bidding costs are capitalised when it is probable that the Company will be the preferred bidder. All other bidding costs are written-off as incurred.

Calculated interest effects of capital engaged on work in progress, less prepayments from customers, are taken into account when assessing the correct profit attributable to the work performed.

Accumulated income is classified as operating income in the profit and loss account. Contracts in progress are classified as short term receivables. Payments by customers are deducted from the value of contracts under the same contract or, to the extent they exceed this value, disclosed as advances from customers.

As a global contracting business, Kvaerner will at any time be involved in a number of disputes and claims as described in note 14. The accounting treatment in relation to such matters is based on the information and advice available to management at the time. Inevitably, such circumstance and information may be subject to change in subsequent periods and thus the eventual outcome may be better or worse than the judgements made in drawing up periodical financial information.

Stocks

Raw materials and components are valued at the lower of purchase cost and net realisable value. Work in progress and finished goods are valued at the lower of production cost and net realisable value. First-in, first-out (FIFO) or weighted average methods are used for stock withdrawals.

Future loss provisions

Any foreseeable losses for future work on signed construction contracts have been expensed and are classified as accrued costs/provisions in the balance sheet.

Maintenance

As a general rule maintenance costs are charged as expenses as incurred. Upgradings and replacements of fixed assets are capitalised.

Fixed assets/depreciation

Fixed assets are stated at historical cost net of accumulated depreciation or at estimated fair value if this is less and not incidental. Depreciation is provided on a straight-line basis at rates calculated to amortise each asset over its expected economic life. Profits or losses on the disposal of fixed assets in the ordinary course of business are included in operating profit.

Accounts receivable and payable in foreign currency

Assets and liabilities in foreign currency are valued at year-end exchange rates. The Group's currency exposure is managed as a portfolio so that the exposure from individual items is netted against reverse exposure in other items. Forward contracts and foreign currency swap transactions are entered into to switch a loan receivable from one currency to another. The loan receivable is then accounted for as if it was denominated in the other currency. The loan receivable is valued according to the spot-rate while the difference between the spot and forward-rate is accounted for as interest. Customer contracts and subcontractor contracts denominated in foreign currency cause currency risks. Such risks are normally hedged by entering into forward contracts to sell/purchase corresponding currency amounts.
The hedging instruments are not separately reflected in the accounts but influence the accounting of the hedged position.

Securitisation

Kvaerner has, for some contracts, entered into securitisation arrangements under which the accrued receivable from the client is sold to a third party, without recourse to Kvaerner with respect to the customer's ability to meet their obligations at contract delivery. Where the risk and reward has been transferred then the arrangements are accounted for off balance sheet (i.e. do not recognise asset or liability). The amounts received under such arrangements are deducted from the recognised amounts recoverable on the contracts. These agreements result in an acceleration of the payments of the amounts receivable (as compared to the original contract). The payment for the benefit of accelerating these payments is by way of a reduction in the amount ultimately receivable under the contract. This reduction is classified as reduced operating revenue in the profit and loss account.

Purchase of own bonds

Premiums under/over par on repurchase of own bonds are recognised in the profit and loss account at the time of the transaction.

Leasing

Leasing contracts are classified as financial or operational. A finance lease is a leasing contract whereby the main risks and rewards attributable to the ownership of an asset are transferred to the lessee. A finance lease is accounted for as if the asset is acquired and depreciated accordingly, while the lease obligation is accounted for as an interest-bearing liability.

Research and development costs

Costs associated with the development of new products and production processes are normally expensed as incurred.

Investments in development projects

Investments in projects with the purpose of securing engineering and/or construction contracts for the Group are held at the lower of cost or estimated fair value.

Retirement benefit costs and provision for retirement benefits

Most Group companies have retirement benefit plans that give the employees a right to receive future benefits upon termination of service (Defined Benefit Plans). The benefits are determined by a formula based on the number of years of service and the expected salary upon retirement. The retirement benefit cost is derived from assumptions regarding the discount rate, expected future salary increases and regulations of future benefits. The effect of changes in assumptions and valuations are taken into account when they exceed 10 per cent of the highest of the gross pension liability and the prepayment. The profit and loss effects of such changes are recognised over the expected average working lives of employees. Some subsidiaries also have Defined Contribution Plans. Contributions to these plans are expensed when they are paid.

Deferred tax

Deferred tax is calculated based on the liability method with full provision for tax on net tax-increasing temporary differences. Deferred tax on operations is calculated using the appropriate tax rate as of the balance sheet date and undiscounted figures. Deferred tax on major acquisitions is based on discounted tax rates. Tax assets are calculated based on tax- reducing temporary differences and tax losses carried forward, taking into account the probability of sufficient future taxable income becoming available within the various tax regimes in which the Group operates.

The tax cost includes taxes payable and the change in deferred tax liabilities/assets.

Government grants

Government grants received, but not yet used, are disclosed under short-term or long-term debt in the balance sheet. Fixed assets financed by government grants are not capitalised.

Exceptional items

Exceptional items comprise material gains/losses on sale of businesses, material restructuring expenses related to discontinuing businesses which are identifiable, quantifiable and based on firm decisions, and which are not covered by related revenues, and other material special items which are either unusual or not expected to recur frequently or regularly.

1.1 ACQUISITIONS AND DISPOSALS

The following acquistions and disposals have been consolidated since 1 January 1999.
All acquistions have been accounted for in accordance with the purchase method.

ACQUISITIONS	DISPOSALS
2001	**2001**
- Enercon Engineering Inc, U.S. (May) Deep water field development and engineering	- Oil & Gas: Hydrocarbons (November) - E&C: Kvaerner Process Technology (November) - Pulp & Paper: Recycling and Dewatering (November) **Total cash proceeds NOK 1.0 billion**
2000	**2000**
There were no material acquisitions in 2000.	- Shipbuilding: Florø, Leirvik, Mandal, Fjellstrand Omastrand, Vyborg, Kimek, Fjellstand Singapore (January/July) - Thermal Power (March) - Cleveland Bridge (May) - Baltic Exchange (September, cash received in January 2001) - Kvaerner Construction (November) **Total cash proceeds NOK 4.3 billion**
1999	**1999**
There were no material acquisitions in 1999.	- U.S. Housebuilding: South Riding (March) - Chiswick Park (June) - Euro Plastics (September) - Kvaerner E&C France (May) - Kvaerner Metals Equipment (September) - Kvaerner Corporate Development (September) - Kvaerner Hydro Power (October) - Property (Various dates between Jan - Dec) - Shipbuilding: Govan, Kleven (Dec/July) **Total cash proceeds NOK 4.3 billion**

1.2 SALE OF HYDROCARBONS AND KVAERNER PROCESS TECHNOLOGY

Kvaerner agreed the sale of its Hydrocarbons and Kvaerner Process Technology activities to Yukos in November 2001. The results of the businesses were consolidated within Kværner ASA's consolidated results until the end of October 2001. Gross proceeds of the sales were NOK 0.9 billion subject to completion accounts.

In the agreement, Kvaerner retained risks and liabilities relating to (i) excluded projects to be finalised by the Oil & Gas business area and (ii) a joint venture in Canada. In addition, Kvaerner has given representations and warranties considered to be normal for this type of transaction. The Directors have included an appropriate provision for the retained risks from this disposal and for final settlement of transactions.

2. SHAREHOLDERS` EQUITY

AMOUNTS IN NOK MILLIONS	NUMBER OF SHARES	CAPITAL PAID IN	ACC. PROFIT(+)/ LOSS (-)	TRANSLATION DIFFERENCES	TOTAL
1 January 1999	43 555 064	1 574	7 382	- 208	8 748
Net profit (+)/loss (-)			- 5 624		- 5 624
New share capital	17 422 026	1 936			1 936
Translation differences				- 651	- 651
31 December 1999	**60 977 090**	**3 510**	**1 758**	**- 859**	**4 409**
Net profit (+)/loss (-)			361		361
New share capital	45 656 826	2 588			2 588
Translation differences				- 109	- 109
31 December 2000	**106 633 916**	**6 098**	**2 119**	**- 968**	**7 249**
Net profit (+)/loss (-)			- 4 951		- 4 951
New share capital					0
Translation differences				- 380	- 380
31 December 2001	**106 633 916**	**6 098**	**- 2 832**	**- 1 348**	**1 918**

	2001	2000	1999
Number of shares at year-end	**106 633 916**	**106 633 916**	**68 312 634**
Average number of shares[1]	106 633 916	83 735 536	58 553 686

[1] In October 2000 the two share classes in Kvaerner were merged into one class. To compensate the holders of A-shares they were offered, at a discount rate, one new share for every five A-shares currently held. The average number of shares in 1999 has been adjusted for the dilution effect caused by these shares offered at discounted prices.

An extraordinary shareholders' meeting on 19 December, 2001, approved a refinancing plan that will lead to an increase in equity of NOK 6.3 billion by means of issuing new shares. The new share issue comprises a Direct Offering of 250 000 000 shares to raise NOK 2.0 billion in new equity and a Rights Offering of 187 500 000 shares to raise a further NOK 1.5 billion. In addition the Company and Aker Maritime have agreed to merge their Oil & Gas businesses. The merger is expected to be completed in March, 2002 and Kvaerner will, upon completion, issue 3 500 000 shares to Aker Maritime in consideration for the shares in Aker Oil & Gas Holding AS (see the pro-forma section on page 37 for more details).

AMOUNTS IN NOK MILLIONS		NUMBER OF SHARES	TOTAL EQUITY[1]
31 December 2001		106 633 916	1 918
7 January 2002	Directed Offering	356 633 916	3 918
2 February 2002	Rights Offering	544 133 916	5 418
2 March 2002	Oil & Gas Merger	894 133 916	8 218

[1] Net profit /loss in 2002 has not been included in total equity. Fees of NOK 200 million relating to the offerings have been excluded.

3. NET FINANCIAL ITEMS

AMOUNTS IN NOK MILLIONS	2001	2000	1999
Dividends received	-	11	7
Profit(+)/loss(-) from associated companies and limited partnerships	- 70	- 54	- 21
Profit(+)/loss(-) on disposal of equity investments	26	- 6	9
Provisions and write down of financial investments[1]	-1 632	-	-
Net profit (+)/ loss (-) on investments	**-1 676**	**- 49**	**- 5**
Interest income	301	266	228
Interest expense	- 783	-1 036	-1 102
Net interest	**- 482**	**- 770**	**- 874**
Profit on repurchase of own debt[2]	-	-	115
Net foreign exchange gain (+)/loss (-)	34	89	- 44
Net other financial items	**34**	**89**	**71**
Net financial items	**-2 124**	**- 730**	**- 808**

[1] See note 18 " Investments".

[2] Relates to the repurchase in 1999 of Kvaerner PLC preference shares which has been classified as debt in the Kvaerner Group accounts.

4. SEGMENT INFORMATION

4.1 BUSINESS AREAS

AMOUNTS IN NOK MILLIONS	OPERATING REVENUES	DEPRECIATION AND AMORTISATION	OPERATING PROFIT	PROFIT BEFORE TAX	INVEST-MENTS IN FIXED ASSETS	NET SHORT-TERM OPERATING ASSETS	NET LONG-TERM OPERATING ASSETS[1]	NET OPERATING ASSETS
For 2001								
Oil & Gas	11 453	227	350	268	86	37	1 000	1 037
E&C	16 744	171	- 747	- 700	57	- 309	1 266	957
Pulp & Paper	4 867	123	- 100	56	51	151	753	904
Shipbuilding	11 611	196	85	- 126	146	1 435	1 690	3 125
Other activities	1 176	68	- 343	- 745	28	-1 717	3 119	1 402
Total before exceptionals	45 851	785	- 755	-1 247	368	- 403	7 828	7 425
Exceptional items/write down[2]	-	-	-2 082	-3 714	-	-	-	-
Elimininations	- 840	-	-	-	-	-	-	-
Total	**45 011**	**785**	**-2 837**	**-4 961**	**368**	**- 403**	**7 828**	**7 425**

Net profit on investments	-1 676
Net interest and foreign exchange gain	- 448
Profit before tax	**-4 961**

Investments	883
Net borrowings	-6 307
Net assets	2 001
Dividends	-
Shareholders' equity incl. minority interests	**2 001**

[1] Net long-term operating assets including deferred tax asset and pension prepayment of NOK 769 million and NOK 2 874 million respectively.
[2] The exceptional items/write down include sales gains of NOK 285 million (note 1.2), exceptional expenses of NOK 2 367 million and write down/provision related to financial investments of NOK 1 632 million. See also note 9 " Exceptional items" and note 18 " Investments".

AMOUNTS IN NOK MILLIONS	OPERATING REVENUES	DEPRECIATION AND AMORTISATION	OPERATING PROFIT	PROFIT BEFORE TAX	INVEST-MENTS IN FIXED ASSETS	NET SHORT-TERM OPERATING ASSETS	NET LONG-TERM OPERATING ASSETS[1]	NET OPERATING ASSETS
For 2000								
Oil & Gas	11 304	282	148	17	51	- 285	1 026	741
E&C	16 407	193	508	594	62	- 997	1 804	807
Pulp & Paper[2]	5 175	123	183	313	29	- 258	858	600
Shipbuilding	9 815	209	32	- 102	344	3 124	1 907	5 031
Construction	10 207	153	171	139	92	-	-	-
Other activities	2 304	93	- 74	- 723	37	- 457	4 866	4 409
Total before exceptionals	55 212	1 053	968	238	615	1 127	10 461	11 588
Exceptional items[3]	-	-	275	275	-	-	-	-
Eliminations	- 740	-	-	-	-	-	-	-
Total	**54 472**	**1 053**	**1 243**	**513**	**615**	**1 127**	**10 461**	**11 588**

Net profit on investments	- 49
Net interest and foreign exchange gain	- 681
Profit before tax	**513**

Investments	1 179
Net borrowings	-5 428
Net assets	7 339
Dividends	-
Shareholders' equity incl. minority interests	**7 339**

[1] Net long-term operating assets including deferred tax asset and pension prepayment of NOK 1 012 million and NOK 4 487 million respectively.
[2] The Pulp & Paper operating profit includes an amount of NOK 122 million representing reimbursement of surplus funds from the Swedish Pension Institute, SPP.
[3] The exceptional items include sales gains of NOK 675 million (note 1.1) and exceptional expenses of NOK 400 million.

AMOUNTS IN NOK MILLIONS	OPERATING REVENUES	DEPRECIATION AND AMORTISATION	OPERATING PROFIT	PROFIT BEFORE TAX	INVEST-MENTS IN FIXED ASSETS	NET SHORT-TERM OPERATING ASSETS	NET LONG-TERM OPERATING ASSETS [1]	NET OPERATING ASSETS
For 1999								
Oil & Gas	18 764	322	238	9	79	514	1 458	1 972
E&C	15 325	200	336	624	53	-1 429	1 872	443
Pulp & Paper	5 323	152	- 118	- 87	33	- 351	816	465
Shipbuilding	11 402	288	47	- 142	147	3 793	1 892	5 685
Construction	12 441	109	139	235	233	-1 334	509	- 825
Other activities	9 139	291	- 624	-1 429	175	-1 625	5 000	3 375
Total before exceptionals	72 394	1 362	18	- 790	720	- 432	11 547	11 115
Exceptional items [2]	-	-	-4 710	-4 710	-	-	-	-
Eliminations	-1 530	-	-	-	-	-	-	-
Total	**70 864**	**1 362**	**-4 692**	**-5 500**	**720**	**- 432**	**11 547**	**11 115**

Net profit on investments	53
Net interest and foreign exchange loss	- 861
Profit before tax	**-5 500**

Investments	3 043
Net borrowings	-9 632
Net assets	4 526
Dividends	-
Shareholders' equity incl. minority interests	**4 526**

[1] Net long-term operating assets including deferred tax asset and pension prepayment of NOK 1 154 million and NOK 4 033 million respectively. See also note 5.

[2] The exceptional items include sales gains of NOK 527 million (note 1.1) and exceptional expenses of NOK 5 237 million (see note 9).

4.2 GEOGRAPHIC SEGMENTS

The table below is based upon the location of Group operations

AMOUNTS IN NOK MILLIONS	NORWAY	UNITED KINGDOM	REST OF EUROPE	REST OF THE WORLD	KVAERNER GROUP
For 2001					
Total operating revenues	6 024	6 967	18 105	17 489	48 585
Sales to Group companies	516	1 079	781	1 198	3 574
Sales to external customers	**5 508**	**5 888**	**17 324**	**16 291**	**45 011**
Operating profit (+)/loss (-)	89	-1 376	- 210	-1 340	-2 837
Profit (+)/loss (-) before tax	-1 639	-1 353	- 347	-1 622	-4 961
Net operating assets	- 646	3 402	3 336	1 333	7 425
For 2000					
Total operating revenues	7 319	18 915	15 452	17 917	59 603
Sales to Group companies	591	2 466	600	1 474	5 131
Sales to external customers	**6 728**	**16 449**	**14 852**	**16 443**	**54 472**
Operating profit (+)/loss (-)	615	449	66	113	1 243
Profit (+)/loss (-) before tax	- 99	336	17	259	513
Net operating assets	2 702	2 958	4 623	1 305	11 588
For 1999					
Total operating revenues	19 015	23 430	16 768	17 809	77 022
Sales to Group companies	1 327	2 723	798	1 310	6 158
Sales to external customers	**17 688**	**20 707**	**15 970**	**16 499**	**70 864**
Operating profit (+)/loss (-)	355	-1 293	-3 189	- 565	-4 692
Profit (+)/loss (-) before tax	- 203	-1 511	-3 277	- 509	-5 500
Net operating assets	5 643	2 892	2 707	- 127	11 115

4.3 MARKETS

The table below is based upon customer location

AMOUNTS IN NOK MILLIONS	2001	2000	1999
Operating revenues:			
Norway	4 974	6 697	14 126
United Kingdom	5 023	13 621	17 762
EU - other	6 937	6 773	9 848
Europe - other	203	359	742
USA/Canada	19 239	15 815	17 113
Asia	4 219	5 355	6 440
World - other	4 416	5 852	4 833
Group total	**45 011**	**54 472**	**70 864**

4.4 ORDER INTAKE / ORDER RESERVE

	ORDER INTAKE			ORDER RESERVE		
AMOUNTS IN NOK MILLIONS	2001	2000	1999	2001	2000	1999
Oil & Gas	13 007	12 394	8 642	9 179	8 969	7 518
E&C	15 584	17 159	14 632	10 256	12 052	11 092
Pulp & Paper	3 416	4 786	4 276	1 882	3 533	3 748
Shipbuilding	2 731	20 092	5 156	14 792	24 548	15 917
Construction	-	8 846	12 217	-	-	15 418
Other activities	583	632	6 546	554	2 563	3 685
Total	**35 321**	**63 909**	**51 469**	**36 663**	**51 665**	**57 378**
Group total (after eliminations)	**34 888**	**63 301**	**51 017**	**36 584**	**51 122**	**56 249**
Associates	-	2 766	3 553	-	-	4 334
Total including associates	**34 888**	**66 067**	**54 570**	**36 584**	**51 122**	**60 583**

Order Reserve

In the ordinary course of business, the Group enters into delivery commitments prior to commencement of production. The order reserve as at 31 December 2001 amounted to NOK 36.6 billion. NOK 3.0 billion related to certain major contracts which were not expected to yield any profit, while expected losses on such contracts have been charged to operations in 2001 based on best estimates at the time losses were identified.

5. NET OPERATING ASSETS

AMOUNTS IN NOK MILLIONS	NOTE	2001	2000	1999
Non interest-bearing short-term receivables	6	13 921	14 746	21 789
Stocks and development properties	7	569	489	1 411
Other current operating liabilities	8	-14 893	-14 108	-23 632
Net short-term operating assets (+)/liabilities (-)		**- 403**	**1 127**	**- 432**
Pension prepayment	17	2 874	4 487	4 033
Deferred tax assets	12	769	1 012	1 154
Goodwill, etc	10, 11	1 931	2 292	2 438
Tangible fixed assets	10	4 053	4 786	6 221
Pension liability	17	- 510	- 614	- 507
Non interest-bearing long-term liabilities		- 239	- 258	- 516
Deferred tax liabilities	12	-1 050	-1 244	-1 276
Net long-term operating assets		**7 828**	**10 461**	**11 547**
Net operating assets		**7 425**	**11 588**	**11 115**

6. NON INTEREST-BEARING SHORT-TERM RECEIVABLES

AMOUNTS IN NOK MILLIONS	2001	2000	1999
Trade debtors [1]	4 777	6 238	8 123
Other receivables [1]	2 140	2 137	3 437
Amounts recoverable on work in progress [2]	6 949	6 267	9 653
Advances to suppliers	55	104	576
Non interest-bearing short-term receivables	**13 921**	**14 746**	**21 789**

[1] Includes NOK 246 million of debtors falling due after one year (NOK 494 million in 2000; NOK 366 million in 1999), and retained customer payments, due to be released at the end of the appropriate warranty periods.

[2] At 31 December, 2001, Kvaerner was engaged in contracts with an estimated total value of NOK 104.9 billion, of which work to a value of NOK 68.3 billion had already been recognised with accumulated contract cost of NOK 64.3 million and a gross contract margin of NOK 4.0 billion, leaving a future work load (order reserve) of NOK 36.6 billion. In respect of the work already performed (NOK 68.3 billion), cash of NOK 61.4 billion has been received, resulting in outstanding amounts recoverable on contracts of NOK 6.9 billion. Receivables where payment is withheld by customers based on non fulfilled contract obligation amounted to NOK 238 million. Advance payments, relating to the future work load, have been received from customers amounting to NOK 2.0 billion (see note 8 below).

For some of its shipbuilding contracts Kvaerner has entered into securitisation arrangements under which the accrued receivable from the client is sold to a third party, without recourse to Kvaerner with respect to the customer' s ability to meet their obligations at delivery of the ships. The amount received under such arrangements are deducted from the recognised amount recoverable on the contracts. Such arrangements for earlier payments result in the amount received being reduced compared to the original face value of the shipbuilding contract. This reduction is classified as reduced operating revenue in the profit and loss account.

As at 31 December, 2001, there was no draw down on the securitisation arrangements (NOK 700 million in 2000; NOK 486 million in 1999).

7. STOCKS AND DEVELOPMENT PROPERTIES

AMOUNTS IN NOK MILLIONS	2001	2000	1999
Development properties	4	24	644
Stock of raw materials	284	255	576
Stock of finished goods	281	210	191
Stocks and development properties	**569**	**489**	**1 411**

8. OTHER CURRENT OPERATING LIABILITIES

AMOUNTS IN NOK MILLIONS	2001	2000	1999
Tax payable	87	189	173
Trade creditors	3 073	3 193	5 944
Advances from customers	2 040	2 808	4 963
Accrued operating and financial costs	4 447	3 308	5 831
Other current liabilities	5 246	4 610	6 721
Other current operating liabilities	**14 893**	**14 108**	**23 632**

9. PROVISIONS, CONTINGENCIES AND EXCEPTIONAL ITEMS

AMOUNTS IN NOK MILLIONS	BALANCE 31 DEC 2000	CHARGED OPERATIONS	CHARGED EXCEPTIONAL ITEMS	UTILISED / REALLOCATED	RELEASED	BALANCE 31 DEC 2001
Contract losses	322	1 293	-	- 342	- 65	1 208
Warranties	525	260	-	- 144	- 123	518
Restructuring provisions	1 213	228	370	- 777	-	1 034
Litigation/claims	550	44	254	- 183	- 17	648
Other	427	52	-	- 105	- 119	255
Provisions & contingencies	**3 037**	**1 877**	**624**	**-1 551**	**- 324**	**3 663**

Exceptional items:

A review of the carrying value of Group operating assets and investments in the light of adverse market and economic circumstances and trading performance has resulted in additional exceptional provisions and write downs of NOK 2 367 million in 2001. Included in the figure is a NOK 1 600 million write down of the pension asset, following a decrease in the value of the equity investments of the fund (see note 17). The rest, NOK 767 million, mainly includes (i) a provision and write-down of NOK 374 million against assets and commitments of the shipyard in Philadelphia relating to yard productivity, lack of firm orders and weakening prospects in the economic climate, (ii) NOK 82 million provision against the value of assets in Romania and (iii) a provision of NOK 254 million to cover certain exposures, including the financial consequences of the unexpected outcome of an arbitration relating to a contract which Pulp & Paper completed in Asia in 1998.

Because of the size and nature of the items mentioned above and in order to better show the performance of the Group for the period, these items are reported on a separate line in the profit and loss statement.

AMOUNTS IN NOK MILLIONS	2001	2000
Provision related to Kvaerner Philadelphia Shipyard	231	-
Provision related to the Romanian operations	82	-
Provision mainly related to contract dispute in Pulp & Paper	254	-
Provision related to Oil & Gas	57	200
Provision for liabilities from past disposals	-	200
Provisions booked as exceptional items	**624**	**400**
Write down of pension asset	1 600	-
Write down of fixed assets in Kvaerner Philadelphia Shipyard	143	-
Total exceptional items	**2 367**	**400**

10. TANGIBLE FIXED ASSETS

AMOUNTS IN NOK MILLIONS	MACHINERY AND EQUIPMENT	BUILDINGS AND QUAY WORKS	CONSTRUC-TION IN PROGRESS	LAND	HOUSES AND SITES	TOTAL	GOODWILL ETC.
Accumulated value as at 1 January, 2001							
Historical cost	5 486	3 764	81	372	369	10 072	3 880
Depreciation	-3 726	- 965	- 12	- 8	- 155	-4 866	-1 543
Write downs	- 150	- 270	-	-	-	- 420	- 45
Book value as at 1 January, 2001	**1 610**	**2 529**	**69**	**364**	**214**	**4 786**	**2 292**
Additions (historical cost)	276	49	38	-	5	368	163
Disposals (historical cost)	- 518	- 239	- 23	- 1	- 31	- 812	- 272
Disposals (acc. depreciation)	444	64	-	-	20	528	-
Depreciation	- 463	- 136	-	- 3	- 14	- 616	- 169
Write downs	- 41	- 92	-	- 19	-	- 152	- 39
Translation differences	19	- 68	- 15	- 16	31	- 49	- 44
Book value as at 31 December, 2001	**1 327**	**2 107**	**69**	**325**	**225**	**4 053**	**1 931**
Of which capitalised leases		**683**				**683**	

Assets are written down on a straight-line basis over their expected economic lives, as follows:

Machinery & Equipment	3 - 15 years
Freehold / long leasehold properties	3 - 50 years
Short leasehold properties	Over the life of the lease
Patents & goodwill	up to 20 years

Intangible assets

The acquisition of a company is based, inter alia, upon the strategic fit and anticipated profitability of that company, over a long time-scale. As such it is Kvaerner's policy to amortise the goodwill arising on acquisition over the expected economic life of the acquisition, subject to a maximum of 20 years.

Research and Development costs

Most of the research and development work in Kvaerner is related to ongoing contracts and the costs are expensed as contract costs. Separate research and development costs of approximately NOK 277 million have been expensed during the year because it is not possible to identify and quantify the future revenues that are directly linked to these costs. No research and development costs have been capitalised in 2001.

Leasing contracts

Annual rent due to operating lease contracts amounts to:

AMOUNTS IN NOK MILLIONS	PROPERTIES	OTHER
Contracts due within one year	39	41
Contracts running for one to five years	154	50
Contracts running for more than five years	330	1
Total	**523**	**92**

11. GOODWILL BY BUSINESS AREA

	GOODWILL AMORTISATION			BOOK VALUE		
AMOUNTS IN NOK MILLIONS	2001	2000	1999	2001	2000	1999
Oil & Gas	24	28	37	316	227	244
E&C	90	93	86	1 083	1 418	1 471
Pulp & Paper	52	52	57	488	561	611
Shipbuilding	-	1	7	-	-	18
Construction	-	2	2	-	-	17
Other activities	3	4	34	44	86	77
Total	**169**	**180**	**223**	**1 931**	**2 292**	**2 438**

12. TAX

AMOUNTS IN NOK MILLIONS	2001	2000	1999
Tax payable			
Norway	20	1	11
Foreign countries	50	158	151
Total tax payable	**70**	**159**	**162**
Deferred tax			
Norway	- 8	1	- 14
Foreign countries	- 62	- 16	- 47
Total deferred tax	**- 70**	**- 15**	**- 61**
Total tax	**-**	**144**	**101**
Deferred tax assets regarding losses carried forward and pension liabilities	**769**	**1 012**	**1 154**
Deferred tax liabilities			
Short-term items	80	424	611
Long-term items	1 331	1 496	1 457
Loss carried forward	- 361	- 676	- 792
Deferred tax liabilities	**1 050**	**1 244**	**1 276**

The deferred tax asset mainly relates to the tax position in the United Kingdom and can be utilised against future taxable results. Gross losses to be brought forward in UK amount to GBP 190 million. Further, an amount of GBP 194 million of advance corporation tax is available for deduction in future tax payable.

The total tax loss in Norway is NOK 5 622 million, with NOK 765 million expiring in the year 2006, NOK 1 496 million in 2007, NOK 987 million in 2008, NOK 999 million in 2009, NOK 888 million in 2010 and NOK 487 in 2011. NOK 1 016 million of this tax loss is used to offset the deferred tax liability in Norway with the remaining not capitalised.

13. GOVERNMENT GRANTS

In 1997, Kvaerner acquired a former naval shipyard in Philadelphia.

Funds required to support Kvaerner Philadelphia Shipyard, Inc.'s (KPSI) development have been provided by various public sources with total subsidies of USD 409 million. As at year-end 2001 USD 320 million of the total funds have been utilised.

KPSI could also apply for a USD 20 million loan from the Pennsylvania Industrial Development Authority at 3.75 per cent interest rate with principal payment beginning in the third year of the loan term and for a USD 10 million loan from the Philadelphia Industrial Development Corporation at 3.75 per cent interest rate for 15 years. As of 31 December 2001, the two loans have been fully utilised.

Kvaerner, in turn, has agreed to perform the following: (i) to design and build a world class, state of the art shipyard in accordance with agreed functional requirements, (ii) to make capital improvements of USD 15 million during 2001 - 2004 (transition period) and to make further capital improvements or other investments to the benefit of the yard equal to the level of annual depreciation in the facility from 2005 - 2014 (initial operating period), (iii) to train and employ not less than an annual average of 700 employees during the last 30 months of the transition period and not less than 500 employees during the initial operating period, and (iv) to implement a business plan calling for the construction of up to nine ships through 2004, with Kvaerner to purchase, at cost of materials, up to three ships constructed at the yard to the extent they are not purchased by commercial buyers.

14. CONTINGENT EVENTS

Legal proceedings

With its extensive worldwide operations, Kvaerner Group companies are in the course of its activities involved in numerous legal disputes. Provisions have been made to cover the expected outcome of the disputes to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcome of these cases will always be subject to uncertainties and resulting liabilities may exceed booked provisions. The most important legal proceedings are considered to be:

Cal Energy

In November 1998, Kvaerner E&C entered into a contract with Cal Energy for a plant to recover Zinc from Geo Thermal Brine. Kvaerner maintain that mechanical completion has been achieved thereby fulfilling its obligation under the contract, and that non-performance of the plant is due to flawed process design supplied by the client. On 14 June, 2001 the client issued a claim against Kvaerner together with a letter of termination of the contract and called on a letter of credit for USD 29.6 million provided by Kvaerner's banks. Kvaerner initiated arbitration proceedings on 11 July, 2001 and filed liens of USD 70 million on various assets of Cal Energy. A related professional indemnity insurance claim has been resolved with the insurance carriers.

Warnow

Kvaerner has filed a complaint with the EU Court against the European Commission's decision to seek payment from Kvaerner of a penalty of DM 116.6 million, including interest, for alleged breach of "CGT limitations" in 1997 and 1998. Kvaerner made a provision in the 1999 accounts for the full amount, which has been paid to the German authorities. The EU court heard the case in May 2001. A decision is due to be received on 28 February 2002.

Further, the European Commission has opened formal proceedings to examine whether the Kvaerner Warnow Yard has received approximately DM 120 million in excess subsidies from German authorities in connection with the privatisation of the shipyard in 1992 and, if so, to what extent Kvaerner can be required to repay any such subsidies with a substantial amount of interest. Kvaerner is of the opinion that all subsidies granted to cover losses during the restructuring period were utilised in accordance with provisions duly notified to and approved by the European Commission and that no repayment can be justified. No provision is held against the outcome of this potential exposure.

Finnish tax dispute

A Finnish tax office has disallowed a loss of FIM 360 million, claimed by Kvaerner Pulping in 1997, to be deducted from taxable income. Kvaerner has disputed the decision and the administrative tribunal of the Finnish tax authorities rendered an unanimous decision in Kvaerner's favour in December 2000. The Finnish tax authorities have lodged an appeal against this decision which is expected to be heard by a higher Court in due course.

Advance Agro

Kvaerner Pulping Oy has supplied power boilers to Advance Agro ("AA") and its affiliate, Thai Power Supply ("TPS"). In 1996, the customers called guarantees and the last instalments of the contract price were withheld. Kvaerner commenced arbitration proceedings in 1998 to recover these and other amounts (approximately USD 5 million, including interest). The customers counterclaimed USD 245 million plus costs, including consequential losses. In September 2001 a decision was made against Kvaerner in respect of its own claims and on its liability to AA. No decision on quantum of liability or on the TPS claims is likely before the second half of 2002. Liability is capped in each contract at USD 14 million and consequential losses are excluded in the contract. The decision of the arbitrators did not address the limitation of damages provided in the contract. An appeal has been filed in the Singapore courts.

Asbestos Claims

Various Kvaerner Group companies have been named as defendants in asbestos related cases in the US. These cases generally stem from allegations that the plaintiffs were exposed to asbestos while in facilities that Kvaerner either constructed or modified. Kvaerner, typically alongside many additional defendants, has been named in approximately 900 cases currently pending and is defending each both as to legal liability and factual exposure. Claims are not usually quantified in the complaints.

IPSCO

Kvaerner has claimed USD 14 million for cost savings and bonus payments on a Project Management Agreement for the design and construction of a plate steel facility. IPSCO claims Kvaerner is responsible for project cost overruns and penalties of up to USD 66 million. Kvaerner denies responsibility for these claims. Litigation against sub-contractors, vendors and insurance carriers to recover these cost overruns is underway.

Equatorial Tonopah

Kvaerner performed a feasibility study in 1998 for a copper facility in Nevada and then performed the detailed design and construction of the project on a lump sum basis for Equatorial Mining ("EM"). EM filed suit against Kvaerner in April 2001 for USD 145 million, claiming the copper grade did not meet specification. Kvaerner disclaims responsibility. EM also drew a USD 4.3 million letter of credit in November 2001. Kvaerner has filed for arbitration seeking the contract balance of more than USD 9 million (to be supplemented by a claim to recover the letter of credit draw) and filed liens on EM property to secure that payment.

Other uncertainties

Project risks and uncertainties

The Kvaerner Group's operations are subject to long-term contracts, many of which are fixed-price, turnkey contracts that are awarded on a competitive bidding basis. Failure to meet schedule or performance guarantees or increases in contract costs can result in non-recoverable costs, which could exceed revenues realised from the applicable project. Where a project is identified as loss making, forward loss provisions are made using the best available information. Particular uncertainty is attached to the outcome of the Tosco project which Kvaerner E&C entered into in August 1999. The contract value, with agreed variations, is approximately USD 150 million. Changes by Tosco and poor labour availability with corresponding low productivity have caused substantial delay and cost overruns. The project is now forecast to complete in the second quarter of 2002, compared to an original completion date of April 2001. Losses provided in the 2001 accounts amount to NOK 369 million. Kvaerner has lodged claims, for costs and delays from changes in project scope and labour availability, in excess of USD 90 million.

Sea Launch

Following write-downs of USD 171 million in 1998 and the third quarter of 2001, including all the equity invested, the investments in Sea Launch comprise subordinated interest-bearing loans from Kvaerner to Sea Launch of USD 49 million. These loans are interest-bearing but it has been deemed prudent not to accrue interest in Kvaerner's accounts. Kvaerner has also guaranteed USD 162 million of loans to Sea Launch from third parties. Repayment of the loans depend on positive results/cash-flows in the Sea Launch company which in turn are dependent on the number of launches achieved.

Including the test launch in 1999, seven successful launches have been conducted, including two in 2001. Five of these after a rocket and its payload was lost over the Pacific Ocean in March 2000.

Indah Kiat

Kvaerner Pulping Oy (KPOY) has long-term outstanding receivables (NOK 225 million) in the form of Promissory Notes from its client, Asia Pulp & Paper (APP), related to the Indah Kiat contract. APP is experiencing financial difficulties and is seeking to negotiate with its creditors. KPOY holds what it believes to be a sufficient reserve against default but the level of the final settlement is uncertain.

Romania

Kvaerner acquired the mechanical workshop operations in Romania in the autumn of 1998. The results to date have been disappointing, but major changes/restructuring efforts were initiated in 2000, continued in 2001, and are ongoing. A provision was taken in 2001 (see note 9) but uncertainty remains connected to the performance of the Romanian investment.

Sale of businesses

Over the last years Kvaerner has disposed of a substantial number of businesses. The sale agreements for these businesses are based on representation and warranties made by Kvaerner. Kvaerner has also retained liabilities and risks for assignments to be carried out by the units that are sold. Appropriate provisions have been made to cover these risks and liabilities based on current best estimates of final outcomes. For the sale of Kvaerner Process Technology and Hydrocarbons to Yukos, see note 1.2.

15. SALARIES , WAGES AND SOCIAL SECURITY COSTS

AMOUNTS IN NOK MILLIONS	2001	2000	1999
Salaries and wages including holiday allowance	9 244	9 312	12 317
Social security tax / National insurance contribution	1 049	1 110	1 479
Pension costs	332	203	228
Other employee costs	814	606	674
Salaries, wages and social security costs	**11 439**	**11 231**	**14 698**

16. NUMBER OF EMPLOYEES

	2001	2000	1999
Oil & Gas	8 675	9 260	11 297
E&C	7 638	7 185	7 621
Pulp & Paper	2 210	2 257	2 391
Shipbuilding	6 706	6 139	8 627
Construction	-	-	7 686
Other activities	2 825	3 364	5 992
Total Kvaerner employees	**28 054**	**28 205**	**43 614**
Total agency	5 685	4 987	7 195
Total associates	729	867	11 146
Group total	**34 468**	**34 059**	**61 955**
Employees in Norway	5 160	5 052	9 250
Employees abroad	29 308	29 007	52 705

17. PENSION COST AND LIABILITIES

Most Group companies have retirement benefit plans that give the employees a right to future benefits (defined benefit plans). The number of employees that are covered by such plans is approximately 13 000. Normally, retirement benefits are based on the number of years of service and the expected salary upon retirement. Retirement plans are either organised by independent pension funds, through insurance companies, in collective co-operations or directly by the company. Contributions to the pension funds are made in accordance with local laws and accounting rules based on standard actuarial assumptions in the applicable country. Some foreign subsidiaries have retirement plans where the employer only contributes an agreed amount that is separately administered (defined contribution plan) or contributes to retirement plans that are co-ordinated with other employers (multi-employer plan).

The pension asset amount recognised with respect to the main pension scheme in the UK is sufficient to cover the effect of the current contribution holiday for a period of approximately 20 years.

The calculations of the actual time horizon for recovery is based on the assumptions of no organic growth, no growth through acquisitions, no changes of pension arrangements or changes in the contribution holiday arrangements. Relatively small changes in such assumptions or changes in the underlying actuarial assumptions may materially change the time horizon over which the asset would be recovered. Thus an evaluation of the pension prepayment, based on expected future service and pension rights, concludes that the prepayment can reasonably be expected to be utilised.

The plan assets are mainly invested in bonds and stock listed shares.

Net periodic pension cost/ return (-)

AMOUNTS IN NOK MILLIONS	2001	2000	1999
Defined benefit plans:			
Service cost	437	388	559
Interest on projected benefit obligation	1 140	1 168	1 255
Expected return on plan assets	-1 586	-1 651	-1 754
Net amortisations and deferrals	48	- 5	-
Net pension cost	**39**	**- 100**	**60**
Defined contribution plans	293	303	157
Early retirements and other	-	-	11
Net periodic pension cost	**332**	**203**	**228**

In addition to this a write-down of NOK 1.6 billion of the pension asset, following a decrease in the value of the equity investments of the fund is reported under exceptional items in the profit and loss statement in 2001.

Status of pension plans reconciled with the balance sheet

	ASSET EXCEED PBO (FUNDED)			ASSETS LESS THAN PBO (UNFUNDED)			TOTAL		
AMOUNTS IN NOK MILLIONS	2001	2000	1999	2001	2000	1999	2001	2000	1999
Defined benefit plans:									
Accumulated benefit obligation (ABO)	16 265	17 328	17 326	350	366	287	16 615	17 694	17 613
Effect of projected future compensation levels	137	647	641	35	28	21	172	675	662
Projected benefit obligation (PBO)	16 402	17 975	17 967	385	394	308	16 787	18 369	18 275
Plan assets at fair value	18 174	21 922	23 496			-	18 174	21 922	23 496
Plan assets in excess of (+)/less (-) that PBO	1 772	3 947	5 529	- 385	- 394	- 308	1 387	3 553	5 221
Unrecognised net gain (-)/loss (+)	966	361	-1 654	11	- 41	- 41	977	320	-1 695
Net prepaid pension (+)/ accrued pension liability (-)	**2 738**	**4 308**	**3 875**	**- 374**	**- 435**	**- 349**	**2 364**	**3 873**	**3 526**
Pension prepayment	2 874	4 487	4 033			-	2 874	4 487	4 033
Accrued pension liability	- 136	- 179	- 158	- 374	- 435	- 349	- 510	- 614	- 507
Net pension prepayment (+)/ accrued pension liability (-)	**2 738**	**4 308**	**3 875**	**- 374**	**- 435**	**- 349**	**2 364**	**3 873**	**3 526**

	ASSET EXCEED PBO (FUNDED)			ASSETS LESS THAN PBO (UNFUNDED)			TOTAL		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Economic assumptions									
Discount rate	6.5-7%	6.5-7%	6.5-7%	5.5-7%	5.5-7%	6-7%	5.5-7%	5.5-7%	6-7%
Asset return	7.5-8%	7.5-8%	7.5-8%	-	-	-	7.5-8%	7.5-8%	7.5-8%
Salary progression	3.3-4%	3.3-4.5%	3.3-4%	3.3%	3.3%	3-3.3%	3.3-4%	3.3-4.5%	3-4%
Pension indexation	2.5%	2.5-3%	2.5-3.5%	1.5-2.5%	2.5%	2-2.5%	1.5-2.5%	2.5-3%	2-3.5%
Employee turnover age < 50 years	5-7.5%	5-8.5%	5-8.5%	7.5%	8.5%	4-8.5%	5-7.5%	5-8.5%	4-8.5%
Employee turnover age > 50 years	2-5%	2-5%	2-5%	2%	2%	2-4%	2-5%	2-5%	2-5%

18. INVESTMENTS

AMOUNTS IN NOK MILLIONS	NOTE	2001	2000	1999
Short-term investments		**15**	**14**	**15**
Investments in other companies		52	190	77
Investment in associated companies	19	129	285	2 344
Investment in limited partnerships	19	72	165	194
Long-term investments		**253**	**640**	**2 615**
Other long-term financial assets		615	525	413
Investments		**883**	**1 179**	**3 043**
Dividends received		-	11	7
Profit(+) / loss(-) on realisation of equity investments		26	- 6	9
Provisions and write-down of financial investments [1]		-1 632	-	-
Profit(+) / loss(-) from associated companies and limited partnerships		- 70	- 54	- 21
Net profit(+) / loss(-) on investments		**-1 676**	**- 49**	**- 5**

[1] Included in the write-down/provisions in 2001 of NOK 1 632 million is NOK 1 035 million related to loans to Sea Launch, NOK 215 million related to Greenfield, NOK 286 million related to Karbomont, and NOK 96 million related to other associates / partnership investments.

19. INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

ASSOCIATED COMPANIES

AMOUNTS IN NOK MILLIONS	BUSINESS OFFICE	PERCENTAGE OF VOTING RIGHTS	PERCENTAGE HELD	BOOK VALUE AS AT 1 JANUARY 2001	ADDITIONS/ DISPOSALS YEAR 2001	NET PROFIT	WRITE-DOWNS	CURRENCY OTHER ADJUSTMENTS	BOOK VALUE AS AT 31 DECEMBER 2001
Simas	Algeria	22.67	22.67	35	-	-	-13	-1	21
Multiphase Power and Processing Technologies LLC	USA	50.00	50.00	37	9	- 15	-	-12	19
Kvaerner Powergas (India) Ltd.	India	49.00	49.00	51	-4	10	-	-1	56
Karbomont [1]	Canada	50.00	50.00	116	77	- 53	-134	-6	-
Other companies		-	-	46	-14	1	-	-	33
Total				**285**	**68**	**- 57**	**- 147**	**- 20**	**129**

[1] Book value as at 1 January 2001 includes interest-free subordinated loan of CAD 12.3 million.

PARTNERSHIPS

AMOUNTS IN NOK MILLIONS	BUSINESS OFFICE	PERCENTAGE OF VOTING RIGHTS	PERCENTAGE HELD	BOOK VALUE AS AT 1 JANUARY 2001	ADDITIONS/ DISPOSALS YEAR 2001	PROFIT BEFORE TAXES	WRITE DOWNS	CURRENCY ADJUSTMENTS	BOOK VALUE AS AT 31 DECEMBER 2001
Jo Sypress	Douglas, Isle of Man	49.00	49.00	75	21	- 8	- 53	- 1	34
Eidesvik MPSV	Boemlo, Norway	-	-	15	- 15	-	-	-	-
LIY Uikku	Esbo, Finland	50.00	50.00	29	-	- 2	- 14	- 1	12
LIY Lunni	Esbo, Finland	50.00	50.00	45	-	- 3	- 16	- 1	25
Other companies		-	-	1	-	-	-	-	1
Total				**165**	**6**	**- 13**	**- 83**	**- 3**	**72**

20. NET INTEREST-BEARING ITEMS

AMOUNTS IN NOK MILLIONS	NOTE	2001	2000	1999
Cash and bank deposits [1]		2 882	1 859	2 399
Interest-bearing short-term receivables [2]		403	355	344
Interest-bearing long-term receivables	21	287	1 451	1 240
Interest-bearing short-term borrowings [2]	22, 24	- 583	- 835	- 509
Interest-bearing long-term borrowings	22, 23, 24	-9 296	-8 258	-13 106
Net interest-bearing assets (+)/liabilities (-)		**-6 307**	**-5 428**	**-9 632**
Interest income	3	301	266	228
Interest expenses	3	- 783	-1 036	-1 102
Net result of financing		**- 482**	**- 770**	**- 874**

Group Cash Pool Systems

The Group policy for the purpose of optimising availability and flexibility to cash within the Group is to operate centrally managed cash pooling arrangements. Such arrangements are either incorporated with a bank as service provider or as a part of the operation of the Internal Bank. An important condition for the participation by Business Units in such cash pooling arrangements involving depositing of cash, is that the Company as owner of such pools is financially viable and able to prove its capability to service its obligations concerning repayment of any net deposits made by Business Units.

[1] Includes cash and bank deposits of NOK 1 149 million (NOK 967 million in 2000) which was not fully available for general use within the Group. Of the remaining (NOK 1 733 million) NOK 1 445 million was available for the units holding the cash but was not transferable to other parts of the Group. The balance (NOK 288 million) was fully available for general use within the Group.

[2] All short-term receivables and borrowings are due for payment within one year.

21. INTEREST-BEARING LONG-TERM RECEIVABLES

AMOUNTS IN NOK MILLIONS	2001	2000	1999
Restricted deposits	73	54	139
Loans to employees	104	112	145
Other interest-bearing long-term receivables [1]	110	1 285	956
Interest-bearing long-term receivables	**287**	**1 451**	**1 240**

[1] The figure includes receivables relating to Sea Launch of NOK 968 million in year 2000 and NOK 780 million in year 1999. See also note 18.

22. LONG-TERM AND SHORT-TERM BORROWINGS

LOAN DESCRIPTION		ORIGINAL CURRENCY VALUE	BOOK VALUE	INTEREST COUPON	MATURITY DATE	INTEREST TERMS
10 Year NOK Bond Issue	ISIN NO 0010128838	NOK 1 119 mill.	1 119	0.00%	30.10.11	Non interest bearing until
10 Year USD Bond Issue	ISIN NO 0010128846	USD 338 mill.	3 014	0.00%	30.10.11	30.10.06 and fixed 5.00% pa
10 Year EUR Bond Issue	ISIN NO 0010128853	EUR 13 mill.	104	0.00%	30.10.11	thereafter, with NOK 200 Million
10 Year US Notes Issue		USD 29 mill.	263	0.00%	30.10.11	back end fee payable at maturity
Total 10 Year Subordinated Debt			**4 500**			
3 Year NOK Bond Issue	ISIN NO 0010128820	NOK 1 279 mill.	1 279	7.27%	31.12.04	12m Nibor +1.25% margin
3 Year USD Syndicated Term Loan		USD 275 mill.	2 460	3.18%	31.12.04	6m Libor + 1.25% margin
3 Year US Notes Issue		USD 27 mill.	238	3.09%	31.12.04	1m Libor + 1.25% margin
3 Year EU Notes Issue		EUR 12 mill.	94	4.57%	31.12.04	3m Euribor + 1.25% margin
Total 3 Year Senior Debt			**4 071**			
Kvaerner PLC 2014 Bond Issue		GBP 8 mill.	110	10.875%	30.09.14	Fixed
Kvaerner PLC 2006 Bond Issue		GBP 14 mill.	186	10.625%	25.09.06	Fixed
Other long-term loans			429			
Total long-term interest-bearing borrowings			**9 296**			
Kvaerner Estates Ltd (secured loan)		NOK 140 mill.	140	11.27%	11.01.02	Fixed
Other short-term loans			443			
Total short-term interest-bearing borrowings			**583**			
Total interest-bearing borrowings			**9 879**			

The table above sets out Kvaerner's debt as at 31 December 2001, specified on individual loans and with information about interest terms and maturity following the restructuring of the Company's debt on 10 January 2002. Agreement in principle relating to the refinancing of the Group was reached in 2001 and was completed in January 2002.

Reference is made to proforma-information about the refinancing.

Financial Covenants

A number of the Company's credit agreements, including certain of the financing agreements replaced by the 10 Year Subordinated Debt and 3 Year Senior Debt, contained financial covenants. As part of the debt restructuring arrangements the Company obtained approval from the relevant creditors for a suspension of these financial covenants with effect from 29 September 2001. In future the Company will be bound by (i) financial covenants to be determined following the completion of a business plan (see description of 3 Year Senior Debt below) and (ii) certain restrictions contained in the 10 Year Subordinated Debt and the 3 Year Senior Debt.

Description of 10 Year Subordinated Debt

The terms of the 10-Year Subordinated Debt contain certain restrictions and covenants of the Company, including but not limited to (a) a restriction on carrying out a demerger (within the meaning of chapter 14 of the Norwegian Public Limited Companies Act) (b) a restriction on certain mergers, disposals of operations or assets and changes to the nature of the business and (c) a restriction on borrowing such that the Company is not allowed to incur any indebtedness for borrowed money if this would result in the Company's net debt exceeding the higher of (i) NOK 15.0 billion or (ii) twice the amount of the Company's equity and reserves; where " net debt" means the aggregate consolidated senior and subordinated indebtedness for borrowed money (excluding for these purposes (i) any indebtedness which is off balance sheet, and (ii) any indebtedness incurred by a shipyard for the purpose of financing the construction of a vessel or vessels in circumstances where such indebtedness is secured on such vessel or vessels or any receivable related thereto) less cash or cash equivalents held by any member of the Group.

In addition the Company shall not (a) within a calendar year, make a dividend payment to the shareholders of the Company that constitutes more than 50 per cent of accumulated net profits (after taxes) available for distribution (excluding any profits to the extent arising from (i) disposals of assets other than in the ordinary course of business or (ii) the repurchase of 10 Year Subordinated Debt) and (b) reduce its share capital or equity through a payment to its shareholders, other than under (a).

Description of 3 Year Senior Debt

Certain of the constituents of the 3 Year Senior Debt contain certain restrictions and covenants of the Company relating to the Company and certain subsidiaries of the Company, including but not limited to, a restriction on certain disposals of assets, a restriction on certain mergers, demergers or acquisitions and a limitation on the creation of certain security interest. In addition, the Company is required to prepare a business plan for the Group, to be approved by creditors. Financial covenants (comprising ratios testing EBITDA to total senior debt and minimum net worth to total assets) will be determined following the preparation of the business plan. It is anticipated that the business plan and such financial covenants will be agreed with the specified creditors on or before June 30, 2002, with the testing of financial covenants to commence following completion of the business plan but in no event later than the first quarter of 2003. Until the agreement of such financial covenants and the commencement of a period during which such covenants are tested, the Company is restricted from incurring further financial indebtedness, subject to certain allowances.

Furthermore, no dividend or other distribution shall be paid or declared by the Company or any other member of the Group which is not a wholly-owned Subsidiary to any shareholder while any amount is outstanding under the 3 Year Senior Debt. In addition, the Company shall not redeem or buy back any of its share capital during such period.

The 3-Year Senior Debt is secured by (i) a pledge of shares in certain of the Company' s direct subsidiaries, (ii) an assignment of certain intercompany receivables of the Company and (iii) a pledge of certain bonds. This security package is subject to intercreditor arrangements between the lenders of the 3 Year Senior Debt and certain other creditors.

23. CLASSIFICATION AND REPAYMENTS OF LONG-TERM BORROWINGS

AMOUNTS IN NOK MILLIONS	NOTE	2001	2000	1999
Mortgage loans / Secured Debentures	25	387	412	257
Other long-term borrowings		8 909	7 846	12 849
Long-term borrowings		**9 296**	**8 258**	**13 106**

AMOUNTS IN NOK MILLIONS	
Long-term loans as at 31 December, 2000	8 258
Repayments in 2001	- 7 553
New loans in 2001	8 579
Translation differences	12
Long-term borrowings as at 31 December, 2001	**9 296**

Repayments of long-term loans

2002	83
2003	23
2004	4 093
2005	23
2006	203
2007 and later	4 871

24. BORROWINGS BY CURRENCY

AMOUNTS IN MILLIONS	SHORT-TERM	LONG-TERM	TOTAL
NOK	343	2 405	2 748
USD	1	701	702
Corresponding NOK	6	6 267	6 273
FIM	-	87	87
Corresponding NOK	1	116	117
EUR	8	25	33
Corresponding NOK	64	196	260
GBP	6	21	27
Corresponding NOK	77	278	355
LEU	3 044	76 688	79 732
Corresponding NOK	1	22	23
CNY	75	10	85
Corresponding NOK	82	11	93
Other currencies (NOK)	9	1	10
Total (NOK)	**583**	**9 296**	**9 879**

A substantial part of the borrowing in foreign currency is swapped to other currencies by use of short-term currency swaps.
This is to eliminate currency exposure deriving from changes in the currency composition of the working capital, and to hedge fixed investments.
See note 27 (Financial market exposures).

25. MORTGAGES

AMOUNTS IN NOK MILLIONS	2001	2000	1999
Long-term mortgage debt	**387**	**412**	**257**
Short-term mortgage debt	**208**	-	-
Which is secured by pledges on assets with the following book value:			
Work in progress	120	-	40
Machinery and equipment	44	78	79
Buildings and quay work	93	193	118
Land	25	110	64
Houses and sites	-	60	1
Other (receivables, securities, etc)	80	89	90
Total value of assets pledged as security	**362**	**530**	**392**

26. GUARANTEE LIABILITIES, ETC

AMOUNTS IN NOK MILLIONS	2001	2000	1999
Total guarantee liabilities	**2 064[1]**	**1 859**	**1 840**

[1]Total guarantee liabilities of NOK 2 064 million include NOK 1 464 million regarding loans and advance payments to Sea Launch (NOK 1 835 million in 2000 and NOK 1 823 million in 1999).

In addition, Kvaerner Masa-Yards has provided collateral to secure present and future guarantees issued by the government-owned guarantee institution Finnvera OYJ, to cover buyer credits and refund guarantees to customers. In connection with the buyer credits Finnvera has recourse to Kvaerner Masa-Yards for part of the credit losses which Finnvera might incur upon the realisation of the ship in question. Kvaerner assumes that the ship's value will cover the receivables and that the afore-mentioned recourse liability will not be realised.

27. FINANCIAL MARKET EXPOSURES

The nature of the Company's long-term international contracts and international representation give rise to exposures to financial risks, including but not limited to, foreign exchange risk, interest rate risk and credit risk. The Group uses various financial instruments in an active management of these financial exposures.

The management of financial risk is undertaken according to an established financial policy. A central finance function operates as an internal bank and covers the Group's need for financial instruments. In spite of this function enabling a substantial netting effect, Kvaerner's total acquisition of foreign currency contracts, currency swaps and currency options is substantial. This activity level is also due to the internal bank's use of currency swaps as means of cash and risk management of the Group's working capital on a daily basis which is subject to different currencies and interest periods. Currency options are used in conjunction with contract tender periods and contract situations where the instrument ensures the accommodation of the desired risk profile. Interest risk is managed through interest rate swaps, options, Forward Rate Agreements and forward foreign exchange contracts.

As for foreign exchange exposures, no significant transaction exposure is left open with material sensitivity to the quality of the Group's balance sheet or operational performance. However, since the Group's balance sheet is a composition of many items expressed in foreign currency, translations may impact the calculation of financial ratios and the amount of gross debt reported in Norwegian Kroner. The Group's exposure to change in interest rates derives mainly from the composition of interest rate duration fixed on the Group's net borrowing in different currencies. As this is mainly fixed short-term (libor based), the Group's operational performance is sensitive to change in such relevant libor rates. The restructured debt facilities as disclosed in note 22 implies that NOK 4.5 billion of the debt is not interest-bearing in the next 5 years and will thereafter earn 5 per cent interest per year for the subsequent 5 years.

Credit risk deriving from commercial contracts is locally managed by the business units. The Group incorporates use of country risk insurance and credit risk insurance programmes in the credit risk management. In addition, any credit risk that arises from the use of financial instruments is reduced by entering into contracts with a selected number of international relationship banks, which all are net lenders and providers of other credit instruments to the Group.

The central finance function is operating within certain authorities, covering trading in foreign exchange and interest rate instruments.

Forward currency contracts

NET OUTSTANDING FORWARD CURRENCY CONTRACTS AS AT 31 DECEMBER, 2001

	ORIGINAL CURRENCY		IN NOK	
AMOUNTS IN MILLIONS	NET	NET	NET	NET
CURRENCY	BUY	SALE	BUY	SALE
AUD		- 40		- 182
CAD		- 54		- 303
EUR		- 77		- 616
GBP		- 470		-6 143
HKD		- 20		- 24
JPY	526		36	
NOK	4 020		4 020	
SEK	412		352	
SGD		- 7		- 34
THB		- 308		- 63
USD	88		795	
ZAR		- 63		- 47
Total			**5 203**	**-7 412**

Interest rate swaps

Net outstanding interest rate swaps as at 31 December, 2001

	AMOUNT (MILLION) IN ORIGINAL CURRENCY	KVAERNER RECEIVES	KVAERNER PAYS	MARKET VALUE NOK/MILLION	REMAINING TIME (YEARS)
NOK	750	Fixed 5.80%	Nibor 6m	-11	2.2
NOK	50	Fixed 5.74%	Nibor 3m	-1	2.5
USD	50	USD Libor 6m	DEM Libor 6m+123	-5	0.5
EUR	25	Fixed 6.10%	USD Libor 6m	-99	0.2

Interest rate swap agreements which are related to a specific loan and which change the interest rate characteristics of the loan, are in the accounts treated as a hedge of the underlying loan. The difference between the interest payable and the interest receivable under the swap agreement is accrued and booked as an adjustment to the interest recorded on the loan.

The above listed interest rate swap agreements were directly related to the loans included in the debt restructuring (see note 22).

Since the interest profile of the restructured debt facility has changed, the above mentioned interest rate swap agreements will no longer be direcltly related to the underlying loan as from 10 January 2002 when the debt conversion took place.

As at 31 December, 2001 these interest rate swap agreements have a market value of NOK -116 million. Of this, NOK -99 million has been charged to Profit & Loss for 2001.

KVÆRNER ASA PROFIT AND LOSS ACCOUNT

1 JANUARY - 31 DECEMBER

AMOUNTS IN NOK MILLIONS	NOTE	2001	2000
Operating revenues		**122**	**122**
Salaries, wages and social security costs	7, 12	24	24
Other operating expenses		254	191
Depreciation	10	6	4
Total operating expenses		**284**	**219**
Operating profit(+) / loss(-)		**- 162**	**- 97**
Dividends from Group companies		5	-
Write down of investments and loans	9	-4 743	-
Other financial items	8	335	- 80
Net financial items		**-4 403**	**- 80**
Profit before tax		**-4 565**	**- 177**
Tax	11	-2	-
Net profit	1	**-4 567**	**- 177**

KVÆRNER ASA BALANCE SHEET

AS AT 31 DECEMBER

AMOUNTS IN NOK MILLIONS	NOTE	2001	2000
Assets			
Buildings and land		17	21
Machinery and equipment		2	4
Total fixed assets	10	**19**	**25**
Investments in Group companies	13	1 283	4 481
Loans to Group companies		13 996	10 984
Other long-term receivables		591	1 855
Total long-term investments and receivables		**15 870**	**17 319**
Intercompany accounts		195	666
Interest-bearing intercompany accounts		8 158	9 695
Other receivables		790	165
Bank deposits		775	506
Total current assets		**9 918**	**11 032**
Total assets		**25 807**	**28 376**
Liabilities and shareholders' equity			
Share capital - par value		1 333	1 333
Share premium		920	4 766
Other equity		-	721
Total shareholders' equity	1	**2 253**	**6 820**
Pension liabilities	12	59	62
Deferred tax liabilities	11	-	-
Total provisions		**59**	**62**
Long-term loans	14	8 574	7 345
Total long-term loans		**8 574**	**7 345**
Short-term loans	15	14 125	13 726
Other current liabilities		796	423
Total current liabilities		**14 921**	**14 149**
Total liabilities and shareholders' equity		**25 807**	**28 376**

Oslo, 26 February, 2002

KJELL INGE RØKKE
CHAIRMAN

TORE TØNNE
VICE CHAIRMAN

ANDERS ECKHOFF

YNGVE HÅGENSEN

REIDAR LUND

ÅSMUND KNUTSEN

ELDAR MYHRE

ROLF UTGÅRD

HELGE LUND
GROUP PRESIDENT & CEO

KVÆRNER ASA STATEMENT OF CASHFLOW

1 JANUARY - 31 DECEMBER

AMOUNTS IN NOK MILLIONS	2001	2000
Cashflow from operating activities		
Profit before tax	-4 565	- 177
Write-down of shares and loans	4 743	-
Tax paid	- 2	-
Depreciation	6	4
Gains on the disposal of tangible fixed assets	-	- 1
Loss from limited partnerships	-	1
Changes in net current assets	215	388
Net cashflow from operating activities	**397**	**215**
Cashflow from investing activities		
Purchase of fixed assets	-	-
Disposal of fixed assets	-	13
Changes in long-term receivables	229	-1 107
Changes in interest-bearing short-term receivables	1 027	-7 046
Changes in interest-bearing long-term receivables	-3 013	4 930
Net cashflow from investing activities	**-1 757**	**-3 209**
Cashflow from financing activities		
Proceeds of long-term loans	6 065	4 556
Repayment of long-term loans	-4 836	-9 615
Changes in short-term loans	400	5 485
New equity	-	2 589
Dividends paid	-	-
Net cashflow from financing activities	**1 629**	**3 015**
Net changes in bank deposits	**269**	**21**
Bank deposits as at 1 January	506	485
Bank deposits as at 31 December	**775**	**506**

STATEMENT OF ACCOUNTING PRINCIPLES

Accounting principles described under the Group´s consolidated accounts are applied for Kværner ASA´s accounts as well.

1. SHAREHOLDERS' EQUITY

AMOUNTS IN NOK MILLIONS	SHARE CAPITAL	SHARE PREMIUM	OTHER EQUITY	TOTAL
Shareholders' equity as at 1 January 2001	1 333	4 766	721	6 820
New share capital	-	-	-	-
Net profit	-	- 3 846	- 721	- 4 567
Shareholders' equity as at 31 December 2001	**1 333**	**920**	**0**	**2 253**

The share capital of Kvaerner is divided into 106 633 916 shares with a nominal value of NOK 12.50. The shares can be freely traded.

In an Extraordinary General Meeting of the Company on 19 December 2001, a Directed Offering of new shares in the Company was approved. The directed offering will provide NOK 2.0 billion in new equity to the Company through issuing 250 million new shares, i.e. an offering price of NOK 8.00 per share. The Extraordinary General Meeting further approved a proposal for a Rights Issue to bring in up to NOK 1.5 billion in additional equity through issuing up to 187.5 million new shares, i.e. at an offering price as above. A proposal to reduce the par value of the shares to NOK 1.00 was also approved. No effects from these decisions have been included in the year 2001 accounts.

The proposed merger of the Kvaerner Oil & Gas business area and Aker Maritime's oil and gas activities will, if approved by the relevant authorities, further increase the number of shares in Kværner ASA by 350 million. These shares are also valued at NOK 8.00 per share.

An overview of the Company's largest shareholders is to be found on page 89.

The new loan agreements with the banks include restrictions with respect to dividends to shareholders. Further information on this is included in note 22 to the consolidated accounts.

2. DIRECTORS' SHAREHOLDING

The following number of shares were owned by the Directors and the members of the Senior Management Group (and their related parties) as at 31 December 2001:

Kjell Inge Røkke, Chairman	26 541 936 shares
Tore Tønne, Vice Chairman	100 shares
Anders Eckhoff, Director	100 shares
Yngve Hågensen, Director	100 shares
Reidar Lund, Director	110 shares
Åsmund Knutsen, Employee representative	2 352 shares
Eldar Myhre, Employee representative	183 shares
Rolf Utgård, Employee representative	1 417 shares
Helge Lund, Group President & CEO	10 shares
Trond Andresen, Senior Vice President, Group Communications & IT	2 400 shares
Jan M Greve, Senior Vice President, Group Legal	1 272 shares
Larry N Simpson, Senior Vice President, Group Human Resources	6 000 shares

3. REMUNERATION TO DIRECTORS AND GROUP PRESIDENT & CEO

The aggregate remuneration pre-paid to the Board of Directors in the financial year 2001 amounted to NOK 3 374 664 of which Christian Bjelland who resigned as Chairman on 4 May, 2001 received NOK 200 000. Harald Arnkværn who served as Chairman from 4 May to 29 November received NOK 800 000. John Clark and Derek King who resigned as Directors on 4 May received GBP 17 500 each. Johan Fredrik Odfjell, Ole Enger and Kjell Almskog who served as Directors until 29 November, 2001, received NOK 270 833 each. Kristian Siem and Svein Rennemo who served as Directors from 4 May to 29 November received NOK 145 833 each. Eldar Myhre, Rolf Utgård and Åsmund Knutsen who served as Directors for the full year 2001 received NOK 270 833 each.

Kjell E. Almskog was President & CEO until 1 November, 2001 and received NOK 7 246 300 in salary and other benefits in 2001. In addition, the Board in the first quarter of 2001 awarded Mr. Almskog a bonus of NOK 2 616 250 relating to the year 2000 in accordance with Kvaerner Management Bonus Scheme. Mr. Almskog was employed on a 5 year contract which entitled him to receive his full salary for the term of his contract (December 2003), should he depart from the company prior to that date. However, Mr Almskog waived his entitlement to his remaining salary upon leaving his position. Mr Almskog was entitled to receive a pension equal to 80 per cent of his base salary from 7 December, 2003 until the age of 65, then to receive 70 per cent of his base salary until the age of 67, and a pension of 60 per cent of base salary thereafter. Under this arrangement, the amount of pension paid to Mr. Almskog by his previous employer is to be deducted from the Kvaerner pension. In lieu of making these payments on an ongoing basis, the Group has paid Mr. Almskog a lump-sum of GBP 3 650 000.

As Mr. Almskog is no longer employed by the Company, all previous rights (including, but not limited to, share options) are no longer valid. Kvaerner therefore has no further obligations for salary, share-based incentives nor pension relating to Mr. Almskog.

Kristian Siem was President & CEO in a transitional period from the beginning of November until December 31, 2001 and received a fee of NOK 541 666 plus social security costs. In addition he received a fee of NOK 541 666 plus social security costs for an additional two month period in accordance with his contract.

Helge Lund was appointed President & CEO as of 1 January, 2002 Mr. Lund`s remuneration package includes an annual salary of NOK 4 million. He has a twelve-month salary guarantee. Mr. Lund invested approximately NOK 5 million in Kvaerner shares (purchased in the market). He also has an option to buy four times the value of his original investment at a rate equal to the average price of the shares on the final day of trading in 2001. This option can be exercised at any given time until 31 December, 2004. Mr. Lund will pay an option interest of 7 per cent.

4. INCENTIVE ARRANGEMENTS

A share option programme has been established by the Group currently including approximately 75 senior and middle managers in the Group. They have been granted options to purchase up to an aggregate of approximately 1 350 000 shares in the Company. The share options may be exercised within a five-year period, but not before the expiry of three years from the date of grant, their exercise being conditional upon the managers being employed by the Group at the time of exercise and, additionally, that the development in the price of the shares at least equals the development of the industry index at the OSE within the same period.

The options were granted in two tranches: (a) 982 800 options on 15 October, 1999 at an exercise price of NOK 183.00 per share; and (b) 895 000 options on 15 November, 2000 at NOK 97.00 per share. Upon exercise of the options, the Company may elect to fulfil its obligations towards the employees either by way of issuance or sale of shares or by way of making a cash bonus payment corresponding to the value of the options at the time of exercise. The number of options awarded in 1999 has been increased by a factor of 1.26 and the exercise price reduced from NOK 183.00 to NOK 145.20 following the rights issue in June, 2000 and the share consolidation in September, 2000. Similar adjustments will be made to reflect the Directed Offering, the Rights Offering and the issuance of the Consideration Shares. Such adjustments must be approved by the Board.

Keith Henry, CEO of E&C, has been granted 50 400 options at NOK 145.20 and 40 000 options at NOK 97.00 under this scheme.

Pursuant to his employment contract, Mr. Helge Lund is entitled to an option to buy shares as described in note 3.

Senior managers (excluding the temporary CEO and CFO appointments) have in 2001, participated in a performance related bonus programme. Under this programme, managers can receive bonuses up to a maximum of 40-60 per cent of salary provided they meet clearly defined performance objectives both at business area and Group levels. A similar programme is under consideration for 2002 but has not yet been agreed.

In February 2000, The Board decided to offer shares in the Company (at an offer price of NOK 104.26 per share) to Group employees in Norway and the UK. In the UK, Kvaerner established a savings-related share option scheme. This scheme enables eligible employees to save a fixed amount (between GBP 5.00 and GBP 50.00) each month over 3 years. An option is granted at the outset over the maximum number of shares which may be acquired with the total savings and interest bonus under the savings contract. On the third anniversary, the employee may exercise his or her right to buy some or all of the shares or may withdraw his or her savings and interest bonus in cash. Approximately 2 000 employees currently participate in the scheme. Kvaerner has granted options over approximately 200 000 shares in accordance with the rules of the scheme.

At the Extraordinary General Meeting on 19 December, 2001, the Board was granted an authorisation to increase the share capital of Kvaerner with up to NOK 75 000 000 for the purpose of, inter alia, issuing shares to Group employees.

The employment agreements for certain senior executives have up to two years notice of termination until 31 August 2002 and in one case, a senior executive has a fixed term three year contact from November 2001. With the exception of Mr. Henry, CEO of E&C, the executives with such contracts will leave the Company during the first half of 2002 and their termination pay is included in a provision of NOK 56 million to meet such obligations.

5. REMUNERATION TO AUDITORS

Fees to KPMG in 2001 for audit related services of the parent company amounted to NOK 11.4 million. Consultancy fees to KPMG for the Parent Company was NOK 18.9 million including one off fees in relation to the refinancing of the Group of NOK 18.3 million. The fee for audit related services of the whole Kvaerner Group was NOK 35.3 million. Consultancy fees to KPMG amounted to NOK 40.7 million for the Group in total including one-off fees in relation to the refinancing of the Group of NOK 18.3 million and proposed restructuring of the Kvaerner Group of NOK 11.4 million.

6. LOAN AND GUARANTEES TO EMPLOYEES

The following loan arrangements are in effect as of 31 December, 2001 for the members of the Senior Management Group:

Interest-free car loans in lieu of company cars. The loans are being repaid over 3-5 years.

AMOUNTS IN NOK THOUSANDS	
Trond Andresen, Senior Vice President, Group Communications & IT	550
Keith Henry, Group Executive Vice President, E&C	385
Jan M Greve, Senior Vice President, Group Legal	379
Larry N Simpson, Senior Vice President, Group Human Resources	379

Other loans

AMOUNTS IN NOK THOUSANDS		INTEREST RATE
Trond Andresen, Senior Vice President, Group Communications & IT	1 325	6%
Jan M Greve, Senior Vice President, Group Legal	1 621	6%

Loans given by Kværner ASA to employees in Kværner ASA and its subsidiaries amounted to NOK 48 million as at year end 2001. This includes loans to employees, who are also shareholders of Kværner ASA, totalling NOK 29 million.

7. SALARIES, WAGES AND SOCIAL SECURITY COSTS

AMOUNTS IN NOK MILLIONS	2001	2000
Payroll	18	15
Social security	4	3
Pension costs	2	3
Other payments	-	3
Sum	**24**	**24**
Average number of employees	**28**	**38**

8. NET FINANCIAL ITEMS

AMOUNTS IN NOK MILLIONS	2001	2000
Dividends received	5	-
Profit on disposal of equity investments	2	1
Profit from limited partnerships etc.	-	- 1
Net profit on investments	**7**	**-**
Interest income and guarantee fees - Group companies	1 473	1 367
Interest income - external	214	197
Interest expenses - Group companies	- 671	- 479
Interest expenses - external	- 692	- 964
Net interest income	**324**	**121**
Profit on disposal of bonds	-	- 5
Write-down of investments	-4 743	-
Net foreign exchange gain (+) / loss (-)	9	- 196
Net loss on other financial items	**-4 734**	**- 201**
Profit (+) / loss (-) on financial items	**-4 403**	**- 80**

9. WRITE-DOWN OF INVESTMENTS

Write-down of loans to Sea Launch amounts to NOK 1 035 million and write-down of loans to Group companies amounts to NOK 510 million. Following the losses in the Group during 2001 and thereby the reduced equity level, Kværner ASA has written-down the value of the shares in Kværner Invest Norge AS, the holding company for Kvaerner PLC and thereby the owner of a majority of the Group companies, by NOK 3 189 million. Net write-down of shares in other Group companies is NOK 9 million.

10. FIXED ASSETS

AMOUNTS IN NOK MILLIONS	MACHINERY AND EQUIPMENT	BUILDINGS AND LAND	TOTAL
Accumulated book value as at 1 Jan 2001			
Historical cost	48	8	56
Revaluation	-	15	15
Depreciation	- 44	- 2	- 46
Book value as at 1 Jan 2001	**4**	**21**	**25**
Additions (historical cost)	-	-	-
Disposals (historical cost)	- 1	-	- 1
Disposals (acc. depreciation)	1	-	1
Depreciation charge for the year*	- 2	- 4	- 6
Book value as at 31 Dec 2001	**2**	**17**	**19**
Estimated economic useful life	**5 years**	**50 years**	

* - The major part of the NOK 4 million under " Depreciation" of " Buildings and land" , is a write-down of properties in China.

Costs for assets rented in year 2001 were NOK 4 million.

11. TAX

AMOUNTS IN NOK MILLIONS	2001	2000
Profit before tax	-4 567	-177
Group contribution	-	-
Permanent differences	19	-266
Write-down of shares and loans	4 743	-860
Change in timing differences	541	175
Taxable income	**736**	**-1 127**
Utilisation of loss carry forward	- 736	-
Tax basis	**-**	**-**

The tax cost in the Profit & Loss accounts of NOK 2 million is withholding taxes paid during 2001.

Kværner ASA has negative timing differences related to current assets of NOK 518 million, long-term assets of NOK 5 905 million, pension liabilities of NOK 59 million and tax losses carry forward of NOK 788 million. In total this gives a negative timing difference of NOK 7 270 million corresponding to a possible tax asset of NOK 2 036 million non of which is carried in the balance sheet. The tax losses carry forward will be fully deductible against any tax profit through year 2005, thereafter the losses will expire by approximately a quarter in each of the years 2006, 2008, 2009, and 2010.

12. PENSION COST AND LIABILITIES

Kværner ASA has retirement benefit plans that give the employees a right to future benefits (defined benefit plans). The Company's pension liabilities are partly covered by pension arrangements in the Group's own pension schemes. 108 persons are comprised by the arrangement.

Net periodic pension cost

AMOUNTS IN NOK MILLIONS	2001	2000
Defined benefit plans:		
Service cost	2	4
Interest on projected benefit obligation	4	4
Expected return on plan assets	- 2	- 3
Net amortisation and deferrals	-2	- 2
Net pension cost	**2**	**3**

Status of pension plans reconciled with the balance sheet

	ASSETS EXCEED PBO (FUNDED)		ASSETS LESS THAN PBO (UNFUNDED)		TOTAL	
AMOUNTS IN NOK MILLIONS	2001	2000	2001	2000	2001	2000
Defined benefit plans:						
Accumulated benefit obligation (ABO)	23	25	27	28	50	53
Effect of projected future compensation levels	2	2	2	2	4	4
Projected benefit obligation (PBO)	25	27	29	30	54	57
Plan assets at fair value	26	26	-	-	26	26
Plan assets less PBO	1	- 1	- 29	- 30	- 29	- 31
Unrecognised net gain (-)/loss(+)	2	2	- 4	- 5	- 2	- 3
Unrecognised prior service cost	- 5	- 5	- 23	- 23	- 28	- 28
Accrued pension liability	**- 2**	**- 4**	**- 57**	**- 58**	**- 59**	**- 62**
Economic assumptions in per cent:						
Discount rate	7.0	7.0	7.0	7.0		
Asset return	8.0	8.0	8.0	8.0		
Salary progression	3.3	3.3	3.3	3.3		
G-regulation	2.8	2.8	2.8	2.8		
Pension indexation	2.5	2.5	2.5	2.5		
Employee turnover below 50 years	7.5	8.5	7.5	8.5		
Employee turnover above 50 years	2.0	2.0	2.0	8.5		

13. INVESTMENTS AS AT 31 DECEMBER 2001

AMOUNTS IN NOK MILLIONS	REGISTERED OFFICE		SHARE CAPITAL	NUMBER OF SHARES HELD	BOOK VALUE	PERCENTAGE OWNER-/ VOTING SHARE
Clavis Maris Finlandiae Oy	Helsinki	FIM	131	130 680	218	100.00
Kvaerner B.V	Amsterdam	NLG	0.4	400	135	100.00
Kvaerner Deutschland GmbH	Rostock	DEM	25	1	136	100.00
Kvaerner International Ltd	London	GBP	8	2 000 000	225	25.00
Kvaerner Montreal Holding Inc	Montreal	CAD	13	13 439 333	16	100.00
Kværner Ulsteinvik a.s	Ulsteinvik		128	128 200	5	100.00
Kvaerner do Brazil Ltda	Curitiba	BRL	7	331 992 B	24	4.77
Kvaerner Pulping AB	Karlstad	SEK	21	150 B	2	0.14
Kværner Insurance a.s	Oslo		30	30 000	30	100.00
Kvaerner International Pte Ltd.	Singapore	SGD	0.1	100 000	-	100.00
Kværner Invest Norge a.s	Oslo		87	87 340	-	100.00
Kværner Investments AS	Oslo		0.1	100	-	100.00
Kværner Oil & Gas a.s	Oslo		380	380 050	415	100.00
Kværner Oilfield Products a.s	Oslo		65	65 000	76	100.00
Kværner Water as	Lier		15	15 000	1	100.00
Kvaerner PLC	London	GBP	440	1	-	0.00
Total shares recorded as investments in Group companies					**1 283**	

Investments in subsidiaries are held at the lower of cost and fair value.

14. LONG-TERM LOANS

AMOUNTS IN NOK MILLIONS	2001	2000
Long-term loans as at 1 January	7 345	12 404
Repayments	- 4 836	- 8 666
New loans	6 065	3 607
Long-term loans as at 31 December	**8 574**	**7 345**

Repayments of long-term loans (according to refinancing agreements of 8 January 2002):

2002	-
2003	-
2004	4 071
2005	-
2006	-
2007 and thereafter	4 503

For information on restructuring of debt, including interest rates, covenants, repayments and pledge, see notes to Group Accounts.

15. SHORT-TERM LOANS

AMOUNTS IN NOK MILLIONS	2001	2000
Interest-bearing payables to Group companies	12 374	11 328
Interest-free payables to Group companies	132	40
Short-term loans to Group companies	**12 506**	**11 368**
Current interest-bearing loans, external	176	588
Bank overdraft	1 443	1 770
Short-term loans from externals	**1 619**	**2 359**
Short-term loans	**14 125**	**13 726**

Kværner ASA is a borrower in the Group cash pooling system. Cash and bank overdraft on sub-accounts within the same Group pooling system are netted in the balance sheet. Net sub accounts in different Group pooling systems are presented gross in the balance sheet. Of the total cash and bank balance in the balance sheet, NOK 759 million are deposits on bank sub-accounts that are part of a Group cash pooling system. Of the total bank overdraft in the balance sheet, NOK 1 369 million are overdrafts on the bank sub-accounts that are part of a Group cash pooling system. Other Kvaerner Companies may have deposited or withdrawn amounts on such bank sub-accounts. The bank has at any time a right of set-off in respect of any debit balance on any sub-account, towards satisfaction of any credit balance on other sub-accounts, in which case any net overdraft represents Kværner ASA's liability against the bank, as the borrower, with corresponding receivables and liabilities against the respective Kvaerner companies arising

16. GUARANTEES

AMOUNTS IN NOK MILLIONS	2001	2000
Guarantees	24 800	16 623

The majority of the guarantees above are parent company guarantees issued by Kværner ASA to Group Company customers. Included in the guarantee figure above NOK 10 010 million in guarantees on vessels delivered but still in the warranty period. Guarantees of NOK 1 464 million relating to the Sea Launch project are also included in the total.

In addition Kværner ASA has guaranteed to contribute new equity to some subsidiaries and this was also part of the original purchase agreement for the shipyard in Philadelphia.

17. RISK-REGULATION

The RISK-regulation details the movement in the tax value of shares to Norwegian shareholders, as at 1 January each year they are as follows

AMOUNTS IN NOK PER SHARE:	
2002	-0.20[1]
2001	0.32
2000	0.01
1999	5.14
1998	8.01
1997	-1.19
1996	3.05
1995	0.34
1994	-3.57
1993	-2.58

[1]The RISK-regulation balance at 1 January 2002 is estimated.

18. CONTINGENT EVENTS

For information on the proposed merger of the Kvaerner Oil & Gas business area and Aker Maritime's oil and gas activities, see page 11 in the Annual Report.

A major part of the Group's investment in Sea Launch is included in Kværner ASA's accounts. See note 14 in the Group Accounts for information on this issue.

Translation of the Norwegian Statutory Report to the Annual Shareholders' Meeting of Kværner ASA

AUDITORS' REPORT FOR 2001

Respective Responsibilities of Directors and Auditors

We have audited the annual financial statements of Kværner ASA as of 31 December 2001, showing a loss of NOK 4 567 million for the parent company and a loss of NOK 4 961 million for the group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the consolidated accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Chief Executive Officer. Our responsibility is to express an opinion on these financial statements and other information according to the requirements of the Norwegian Act on Auditing and Auditors.

Basis of Opinion

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards and practices, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion,

- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December, 2001, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its obligation in respect of registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss is consistent with the financial statements and comply with laws and regulations.

Oslo, 26 February 2002
KPMG AS

Ole M. Klette (Signature)
State Authorised Public Accountant (Norway)

SHAREHOLDER INFORMATION

It is the objective of Kvaerner's Board of Directors and management to create value for the shareholders, measured by the combination of dividends paid, and a growth in the value of the Kvaerner shares.
With the financial problems emerging mid-year, the share price started to weaken. The biggest drop came in the middle of September. During this period, the Group made announcements that it would need to secure new short-term loan facilities to meet the immediate need for liquidity and financial stability longer term. From its peak of the year in May 2001, the share price dropped by 86.5 per cent until the year-end.

Kvaerner is committed to maintaining an active dialogue with its shareholders, analysts – and the investment community in general. The presentation of the annual accounts and the Board of Directors Report are part of that effort.

SHARES AND SHARE CAPITAL

Prior to the Extraordinary General Meeting on 19 December, 2001 the registered share capital of Kvaerner was NOK 1 332 923 950, divided into 106 633 916 shares of par value NOK 12.50 each. At said general meeting, it was resolved to reduce the par value of the shares to NOK 1.00 and to increase the share capital with NOK 250 000 000 in the directed offering and with up to NOK 187 500 000 in the rights offering. Furthermore it was resolved to increase the share capital with NOK 350 000 000 in connection with the issuance of the consideration shares related to the merger between Kvaerner Oil & Gas and Aker Maritime.

Following the refinancing of the Company, certain restrictions were imposed to the payment of dividend and to other distributions to the shareholders (see note 22 for details.)

STOCK EXCHANGE LISTING

The Kvaerner shares are listed on the Oslo Stock Exchange (OSE). Kvaerner cancelled the secondary listing of its shares on the official list of the London Stock Exchange with effect from 21 November, 2001.

In addition, Kvaerner has an American Depositary Receipt ("ADR") facility in the US in which Kvaerner shares are evidenced and available for trading as ADRs in the over-the-counter market. The ADRs are not listed on any stock exchange. Kvaerner is party to a Deposit Agreement with Morgan Guarantee Trust Company of New York as Depositary which establishes the terms and governs the facility.

ARTICLES OF ASSOCIATION

In the December Extraordinary General Meeting the Articles of Association were revised and a number of amendments approved in order to bring it in line with common practice of listed companies. The main amendments were the removal of the article regarding trading restrictions for the Kvaerner shares and the article regarding mandatory offers.

OWNERSHIP SITUATION

In October the Russian oil company YUKOS purchased approximately 10 per cent of the Kvaerner shares and subsequently increased its shareholding to approximately 22 per cent. Towards the end of October Kvaerner entered into an agreement to sell its Hydrocarbons and Kvaerner Process Technology businesses to Yukos.

Aker Maritime became a shareholder in Kvaerner in July, 2000, and in November, 2001 Aker Maritime was the biggest shareholder with 24.89 per cents of the shares. Following the Directed Offering, in which Aker Maritime did not participate, Aker Maritime's shareholding was reduced to 7.44 per cent of the shares. After completion of the Rights Issue in February, 2002 Aker Maritime held 15.22 per cent of the shares, and following an acquisition of options in February and the issue of the consideration shares related to the merger between Kvaerner Oil & Gas and Aker Maritime, Aker Maritime controls approximately 49.9 per cent of the shares.

KVÆRNER'S LARGEST SHAREHOLDERS

13 March 2002

SHAREHOLDER	TOTAL NUMBER OF SHARES	PERCENTAGE OF SHARES
Aker Maritime ASA	446 191 836	49.90 %
Folketrygdfondet	35 236 300	3.94 %
Yukos Finance	23 482 662	2.63 %
State Street Bank	20 908 537	2.34 %
Bank of New York	16 503 800	1.85 %
Morgan Stanley	11 594 046	1.30 %
Vital Forsikring ASA	11 060 000	1.24 %
Goldman Sachs Internationale	10 773 970	1.20 %
Skandinaviska Enskilda	9 192 815	1.03%
Boston Safe	7 851 876	0.88%
Morgan Stanley	6 871 620	0.77%
Svenska Handelsbanken	6 836 298	0.76%
The Northern Trust	6 622 277	0.74%
Gjensidige Nor	6 595 430	0.74%
Goldman Sachs & Co	5 370 893	0.60%
JP Morgan Chase Bank	5 314 610	0.59%
Verdipapirfondet Gambak	5 000 002	0.56%
Union Bancaire Prive	3 283 879	0.37%
Bank of New York	3 216 700	0.36%
Svenska Handelsbanken	2 756 508	0.31%
Other	249 463 804	27.89%
Total	**894 133 916**	**100.00 %**

DIVIDENDS AND RISK-REGULATION

	2001	2000	1999	1998	1997
Dividend per share (NOK) [1]	0	0	0	0	7.00
Pay-out ratio (%) [2]	0	0	0	0	24.74
RISK-regulation (at 31 December) (NOK)	-0.20 [3]	0.32	0.01	5.14	8.01

MARKET CAPITALISATION, NUMBER OF SHAREHOLDERS AND NUMBER OF SHARES ADJUSTED FOR DILUTION EFFECTS

	2001	2000	1999	1998	1997
Adjusted number of shares 31 December [1]	106 633 916	106 633 916	68 312 634	48 794 738	48 794 738
Average number of shares [1]	106 633 916	83 735 536	58 553 686	48 794 738	48 794 738
Number of shareholders	26 970	18 883	17 409	18 821	13 395
Market capitalisation 31 December (NOK millions)	922	6 665	10 110	6 292	16 104

NUMBER OF SHARES

	A-SHARES	B-SHARES	TOTAL
Number of shares 31 December, 2001 [1]	106 633 916	-	106 633 916
Percentage of total shares (%)	100	-	100
Number of options 31 December, 2001	-	-	-

MOVEMENT IN SHARE PRICE [1]

AMOUNTS IN NOK	2001	2000	1999	1998	1997
Price of A shares 31 December	8.7	62.5	135.5	114.6	287.2
High	63.9	143.2	150.4	291.0	365.9
Low	6.0	62.5	97.8	57.3	228.4
Price of B shares 31 December			132.5	111.8	306.9
High		139.0	140.4	313.1	296.4
Low		72.0	93.9	53.7	238.9

[1] Adjusted for dilution effects of subsequent share splits, options granted, bonus issues and stock dividend issues.

[2] Pay out ratio = (Dividend/Net profit) * 100

[3] Preliminary

DEVELOPMENT OF SHARE CAPITAL

		CHANGES IN NUMBER OF RESTRICTED A SHARES	CHANGES IN NUMBER OF FREE A SHARES	CHANGES IN NUMBER OF B SHARES	CHANGES IN NUMBER OF TOTAL SHARES	TOTAL NUMBER OF SHARES	SHARE CAPITAL NOK
1 Jan 85		8 800 000			8 800 000	8 800 000	220 000 000
15 May 85	Stock-dividend issue 1:10	880 000			880 000	9 680 000	242 000 000
14 May 86	Bonus issue 1:10	968 000			968 000	10 648 000	266 200 000
1 Sep 86	Issue to employees [1]	152 000			152 000	10 800 000	270 000 000
11 May 89	Division into share classes	-3 600 000	3 600 000		-	10 800 000	270 000 000
11 May 89	Split 2:1	7 200 000	3 600 000		10 800 000	21 600 000	270 000 000
11 May 89	Bonus issue 1:5			4 320 000	4 320 000	25 920 000	324 000 000
28 Jun 89	Stock-dividend issue [2]	218 667	109 333		328 000	26 248 000	328 100 000
15 Sep 89	Issue to employees [3]	124 494			124 494	26 372 494	329 656 175
3 Jan 90	Merger - Fjellstrand [4]	485 797	170 029		655 826	27 028 320	337 854 000
23 Feb 90	Internationally directed issue [5]			3 500 000	3 500 000	30 528 320	381 604 000
2 Jul 90	Stock-dividend issue [6]	134 696	32 969	38 833	206 498	30 734 818	384 185 225
6 Jul 90	Issue to employees [7]	199 787	99 893		299 680	31 034 498	387 931 225
Nov 90	Merger - Kleven [8]	773 710	379 990	397 298	1 550 998	32 585 496	407 318 700
24 Jun 91	Issue to employees [9]	350 000	150 000		500 000	33 085 496	413 568 700
28 Jun 91	Stock-dividend issue [10]	262 709	94 458	109 350	466 517	33 552 013	419 400 163
9 Sep 91	Merger - Kværner Shipping [11]	2 546 975	1 273 487		3 820 462	37 372 475	467 155 938
24 Jun 92	Stock-dividend issue [12]	309 827	108 298	88 084	506 209	37 878 684	473 483 550
17 Jul 92	Issue with preferential rights [13]	2 785 262	1 358 594	1 195 069	5 338 925	43 217 609	540 220 113
17 Jul 92	Issue to employees [14]	76 734	54 221		130 955	43 348 564	541 857 050
1 Jan 95	Share classes [15]	-22 668 658	22 668 658		-	43 348 564	541 857 050
16 May 97	Issue to The Share Trust [16]	206 500			206 500	43 555 064	544 438 300
22 Jun 99	Share issue [17]		13 562 572	3 859 454	17 422 026	60 977 090	762 213 625
1 Aug 00	Share issue [18]		24 359 317	6 931 845	31 291 162	92 268 252	1153 353 150
17 Oct 00	Share issue [19]		14 365 664		14 365 664	106 633 916	1332 923 950
17 Oct 00	Consolidation of share classes [19]		20 439 933	-20 439 933	-	106 633 916	1332 923 950
7 Jan 02	Reduction of Share Capital [20]				-	106 633 916	106 633 916
7 Jan 02	Directed Offering [21]				250 000 000	356 633 916	356 633 916
Feb 02	Rights Offering [22]				187 500 000	544 133 916	544 133 916
March 02	Oil & Gas Merger [23]				350 000 000	894 133 916	894 133 916

SHAREHOLDER INFORMATION

1) The Company issued 152 000 shares at a price of NOK 89 per share for the benefit of the employees.

2) The Company issued 328 000 shares as stock dividends in lieu of cash at a price of NOK 123.75 per share. (218 667 restricted A shares and 109 333 free A shares)

3) The Company issued 124 494 restricted A shares at a price of NOK 127.17 for the benefit of employees.

4) In connection with the merger with Fjellstrand, the Company issued 485 797 restricted A shares and 170 029 free A shares. This became effective from 1 January 1989. These shares were issued to the Fjellstrand shareholders in exchange for their shares in Fjellstrand for an aggregate price of NOK 97 million.

5) The Company issued 3 500 000 B shares at an offer price of NOK 285.68 per share by means of an internationally-directed issue.

6) 134 696 restricted A shares, 32 969 free A shares, and 38 833 B shares were issued as stock dividends in lieu of cash at a price of NOK 243 per restricted share, NOK 267 per free A share, and NOK 265.50 per B share.

7) The Company issued 199 787 restricted A shares and 99 893 free A shares at a price of NOK 230 per restricted A share and NOK 257 per free A share for the benefit of employees.

8) In connection with the merger with Kleven, the Company issued 773 710 restricted A shares, 379 990 free A shares, and 397 298 B shares. This became effective from 1 January 1990.

9) The Company issued 350 000 restricted A shares and 150 000 free A shares at a price of NOK 166.85 per restricted A share and NOK 170.70 per free A share for the benefit of employees.

10) 262 709 restricted A shares, 94 458 free A shares, and 109 350 B shares were issued as stock dividends in lieu of cash at the price of 153.50 per restricted A share, NOK 156.50 per free A share, and NOK 149.50 per B share.

11) In connection with the merger with Kværner Shipping, the Company issued 2 546 975 restricted A shares, and 1 273 487 free A shares. This became effective from 1 January 1991.

12) 309 827 restricted A shares, 108 298 free A shares, and 88 084 B shares were issued as stock dividend in lieu of cash at the price of NOK 174 per restricted A share, NOK 178.50 per free A share, and NOK 172.50 per B share.

13) Issue of 2 785 262 restricted A shares, 1 358 594 free A shares , and 1 195 069 B shares at a price of NOK 175 per share. Shareholders as at 10 June 1992 were given preferential rights to subscribe to shares in the class which they already owned. Seven existing shares in a class gave the right to subscribe for one new share in that class pursuant to the issue.

14) The Company issued 76 734 restricted A shares and 54 221 free A shares at a price of NOK 175 per share for the benefit of the employees.

15) Restrictions concerning the sale of restricted A shares were cancelled. Restricted A shares and free A shares were therefore combined in one share class.

16) Issue of 205 500 free A shares to The Share Trust for Kværner Employees at a price of NOK 190 per share.

17) Issue of 13 562 572 A shares and 3 859 454 B shares. Share issue price NOK 120 (A), NOK 100 (B) as at 5 old shares for 2 new. Shareholders as at 20 May 1999 were given preferential rights to subscribe in that class.

18) Issue of 24 359 317 A shares and 6 931 845 B shares. Share issue price NOK 83 (A), NOK 69 (B) as at 1.9487 old shares for 1 new. Shareholders as at 22 June 2000 were given preferential rights to subscribe in that class.

19) Consolidation of A and B classes of shares in a combination with an issue of 14 365 664 shares as 5 old free A shares for one new share with a share issue price of NOK 12.50. Shareholders of free A shares as at 1 September 2000 were given preferential rights to subscribe.

20) Reduction of the share capital by NOK 1 226 290 034 from NOK 1 332 923 950 to NOK 106 633 916 by a reduction of the par value of the shares from NOK 12.50 to NOK 1.00.

21) Increase of share capital by NOK 250 000 000 in connection with the Directed Offering.

22) Increase of share capital by NOK 187 500 000 in connection with the Rights Offering.

23) Increase of share capital by NOK 350 000 000 in connection with the Consideration Shares to be issued pursuant to the Oil & Gas Merger.

AMOUNTS IN NOK MILLIONS	2001	2000	1999	1998	1997
PROFIT AND LOSS ACCOUNTS					
Operating revenues	45 011	54 472	70 864	82 290	72 962
Profit on disposal of properties, vessels etc.	285	675	527	867	592
Total operating revenues	**45 296**	**55 147**	**71 391**	**83 157**	**73 554**
Operating expenses less depreciation	47 348	52 851	74 721	80 383	70 387
Depreciation	785	1 053	1 362	1 849	1 388
Operating profit (+)/loss (-)	**- 2 837**	**1 243**	**- 4 692**	**925**	**1 779**
Net financial items and write downs/provisions	-2 124	-730	- 808	- 2 628	- 267
Profit (+)/loss (-) before tax	**- 4 961**	**513**	**- 5 500**	**- 1 703**	**1 512**
Tax payable	-70	-159	- 162	- 200	- 440
Deferred tax	70	15	61	- 111	145
Minority interests	10	-8	- 23	- 3	12
Net profit (+)/loss (-)	**- 4 951**	**361**	**- 5 624**	**- 2 017**	**1 229**
BALANCE SHEET STATISTICS					
Deferred tax assets	769	1 012	1 154	1 242	1 493
Goodwill, etc	1 931	2 292	2 438	3 016	3 302
Tangible fixed assets	4 053	4 786	6 221	8 662	11 772
Other long-term receivables	2 874	4 487	4 033	3 757	3 386
Interest-bearing long-term receivables	287	1 451	1 240	1 117	1 137
Long-term investments	253	640	2 615	3 592	3 383
Other long-term financial assets	615	525	413	229	124
Interest-bearing short-term receivables	403	355	344	387	239
Other current operating assets	14 490	15 235	23 200	28 718	29 762
Short-term investments	15	14	15	594	1 749
Cash and bank deposits	2 882	1 859	2 399	2 692	1 911
Total assets	**28 572**	**32 656**	**44 072**	**54 006**	**58 258**
Shareholders' equity	1 918	7 249	4 409	8 748	10 302
Minority interests	83	90	117	171	217
Deferred tax liabilities	1 050	1 244	1 276	1 415	1 493
Interest-bearing long-term borrowings	9 296	8 258	13 106	14 197	10 703
Other long-term liabilities	749	872	1 023	918	816
Interest-bearing short-term borrowings	583	835	509	831	7 378
Other current operating liabilities	14 893	14 108	23 632	27 726	27 349
Total liabilities and shareholders' equity.	**28 572**	**32 656**	**44 072**	**54 006**	**58 258**

KEY FIGURES

	2001	2000	1999	1998	1997
Earnings per share (NOK)	-46.43	4.31	-96.05	-41.34	25.19
Equity per share (NOK)	18.77	68.82	66.25	182.79	215.58
Operating revenues per share (NOK)	422.11	650.52	1 210.24	1 686.45	1 495.28
Price / Earnings	-0.19	18.46	-1.80	-3.12	13.10
Price / Equity	0.46	0.91	2.23	0.71	1.53
Price / Operating revenues	0.02	0.12	0.14	0.08	0.22
Gross earnings margin [1]	-11.0%	0.9%	-7.8%	-2.1%	2.1%
Net earnings margin [2]	-11.0%	0.7%	-7.9%	-2.5%	1.7%
Gross operating margin [3]	-4.6%	4.2%	-4.7%	3.3%	4.3%
Net operating margin [4]	-6.3%	2.3%	-6.6%	1.1%	2.4%
Return on total capital [5]	-13.6%	4.0%	-9.0%	-0.6%	5.2%
Return on equity [6]	-106.2%	6.2%	-83.3%	-20.7%	12.1%
Operating profit / net operating assets	-38.2%	10.7%	-42.2%	6.0%	8.7%
Debt ratio [7]	83.2%	55.3%	75.1%	62.8%	63.2%
Debt to equity ratio [8]	4.9	1.2	3.0	1.6	1.7
Equity as a percentage of total assets [9]	7.0%	22.5%	10.3%	16.5%	18.1%
Liquidity ratio 1 [10]	1.15	1.17	1.08	1.15	0.97
Liquidity ratio 2 [11]	0.68	0.72	0.62	0.63	0.54
Capital expenditure (NOK millions)	368	615	720	2 185	1 794
Depreciation (NOK millions)	785	1 053	1 362	1 849	1 388
Net operating assets (NOK millions)	7 425	11 588	11 115	15 336	20 362
Order intake (NOK milliones)	34 888	66 067	54 570	84 733	87 319
Net order reserve (NOK millions)	36 584	51 122	60 583	89 837	86 597
Total number of employees	34 468	34 059	61 955	80 251	80 366
Number of employees outside Norway	29 308	29 007	52 705	66 012	68 364

* Historical data has been adjusted for the dilution effect caused by the merger of the two share classes in October, 2000.

[1] Profit (+) / loss (-) before tax / total operating revenues

[2] Net profit (+) / loss (-) / total operating revenues

[3] (Operating profit + depreciation) / total operating revenues

[4] Operating profit / total operating revenues.

[5] Profit before interest expenses / average total capital

[6] Net profit (+) / loss (-) /average equity

[7] (Interest-bearing short-term debt + interest-bearing long-term debt) / (interest-bearing short-term debt + interest-bearing long-term debt + equity incl minority interests)

[8] (Interest-bearing short-term debt + interest-bearing long-term debt) / equity incl. minority interests

[9] Equity incl. minority interests / total assets

[10] Current assets / current liabilities

[11] (Total cash and bank deposits + interest-bearing receivables + short-term investments + trade debtors + other receivables) / current liabilities

DESIGN: Union Design, Oslo / www.union.no
MAIN PHOTOGRAPHY: Damian Heinisch, Oslo / Christopher Lee, London / Adam Gault, London
PRINTHOUSE: RK Grafisk AS, Oslo
COPIES: 42,000 Norwegian and 17,000 English
Printed on environmentally friendly paper: Arctic Volume 200 gram/130 gram

www.kvaerner.com

Kværner ASA
Prof. Kohts vei 15
P.O. Box 169
N-1325 Lysaker
Norway

tel: + 47 67 51 30 00
fax: + 47 67 51 31 00

Kvaerner PLC
Kvaerner House
68 Hammersmith Road
London W14 8YW
United Kingdom

tel: + 44 (0) 20 7339 1000
fax: + 44 (0) 20 7339 1100

E-mail: info@kvaerner.com